EXHIBIT 99.1

FOURTH QUARTER AND YEAR-END REPORT 2012

Based on IFRS and expressed in US dollars. For a full explanation of results, the Financial Statements and Management Discussion & Analysis, please see the company’s website, www.barrick.com.

Barrick Reports Fourth Quarter and Full Year 2012 Results

Disciplined Capital Allocation to Drive Future Direction

TORONTO, February 14, 2013 – Barrick Gold Corporation (NYSE: ABX, TSX: ABX) (Barrick or the “company”) today reported fourth quarter and full year 2012 results and reinforced a model for stricter, more disciplined capital allocation to improve shareholder returns and drive the future direction of the company.

“Investors are rightfully demanding fundamental change in the gold industry, and Barrick is driving this new paradigm,” said Jamie Sokalsky, President and Chief Executive Officer of Barrick. “Rising costs, poor capital allocation and the pursuit of production growth at any cost in the industry have led to declining equity valuations across the sector. The message is clear: the industry must chart a new path forward. Barrick highlighted the need for change last year, and we are increasingly taking strong action and re-focusing our business based on the principle that returns will drive production, production will not drive returns.”

FOURTH QUARTER/FULL YEAR 2012 RESULTS AND 2013 OUTLOOK

The company reported a fourth quarter 2012 net loss of $3.06 billion ($3.06 per share), including a $4.2 billion after-tax impairment charge primarily related to our copper business unit. Adjusted net earnings were $1.11 billion ($1.11 per share)1.

For the full year 2012, Barrick reported a net loss of $0.67 billion ($0.66 per share), including after-tax impairment charges of $4.4 billion. Adjusted net earnings of $3.83 billion ($3.82 per share) were the second highest in the company’s history.

•

We recorded a total after-tax asset and goodwill impairment charge of $3.8 billion for the copper business unit in the fourth quarter, as the new life-of-mine model for Lumwana reflects higher operating and sustaining capital costs and reduced profitability.

•	Full year 2012 operating cash flow of $5.44 billion was a company record.
•	Pascua-Lama estimates confirmed: $8.0-$8.5 billion in capex and first production targeted for the second half of 2014.
•	Pueblo Viejo now in commercial production; ramp up to full production expected in the second half of 2013.
•	Replaced total gold reserves and doubled the resource at Goldrush in Nevada.
•	Strong operating results with fourth quarter and full year 2012 gold production of 2.02 million ounces and 7.42 million ounces, respectively.
•

Gold all-in sustaining cash costs for the fourth quarter and full year 2012 of $972 per ounce[1] and $945 per ounce, respectively. Total cash costs were $584 per ounce[1] for the fourth quarter and full year.

•

2013 gold production is expected to be 7.0-7.4 million ounces at all-in sustaining cash costs of $1,000-$1,100 per ounce and total cash costs of $610-$660 per ounce. Total capex for 2013 is anticipated to be $5.7-$6.3 billion.

“Barrick’s strategy prioritizes shareholder value creation by focusing on maximizing risk-adjusted rates of return and free cash flow through a disciplined approach to capital allocation,” Mr. Sokalsky said. “The execution of this strategy will position the company to return more capital to shareholders over time. We made

[1]

Adjusted net earnings, adjusted net earnings per share, gold all-in sustaining cash costs per ounce and gold total cash costs per ounce are non-GAAP financial measures. See pages 60-67 of Barrick’s Year End 2012 Report.

BARRICK FOURTH QUARTER AND YEAR-END 2012	1	PRESS RELEASE

some significant initial progress in the second half of 2012 and we are taking further action in 2013 and beyond.”

The company has taken and will undertake the following steps to re-focus the business and adhere to the principles of its disciplined capital allocation framework:

•

Now reporting an all-in sustaining cash cost measure that is a more meaningful metric and better reflects the total cost of producing gold. This measure also reflects how we manage our business and is more aligned with the generation of increasing returns and free cash flow.

•	Cut or deferred approximately $4 billion in previously budgeted capital spending.
•

In today’s challenging environment, Barrick has no plans to build any new mines. We have a number of world class ore-bodies around the world which hold sizeable economic potential, but which currently do not meet our investment criteria. In the interim, we will spend the minimum amount of capital required to maintain the economic potential of these assets.

•

We will also continue to advance our projects in Nevada, which is home to our rapidly expanding Goldrush deposit where we have more than doubled the gold resource over the past year. Nevada is a core operating region for Barrick and is the cornerstone of our success. Nevada contributed over 40 percent of our total 2012 production and represents about a third of our total 2012 reserves.

•

In light of the impairment and higher than anticipated costs at Lumwana, and in accordance with our rigorous investment standards, we do not intend to proceed at this time with mine expansion plans that were previously under consideration.

•	Recalibrated long-term gold production to a higher quality, more profitable base of eight million ounces by 2016.
•

Bringing in about 1.5 million ounces[2] of average annual production from Pueblo Viejo and Pascua-Lama at average all-in sustaining cash costs of $250-$350 per ounce[3] and average total cash costs of $100-$200 per ounce[3] . Including depreciation of mine construction capital, costs are expected to be $600-$700 per ounce[3] . Some of this new production is additive and contributes to our targeted production base, while some replaces shorter life, higher cost production.

•	Pursuing and actively engaged in realizing opportunities to rationalize our portfolio, including the sale of Barrick Energy and other non-core assets with short mine lives and high operating costs.
•	Launched a company-wide overhead review. As an initial step, we have reduced 2013 company-wide overhead costs by over $100 million and expect further reductions through the review process.

2012 OPERATING HIGHLIGHTS AND 2013 GUIDANCE

	2012		2013
Gold	Fourth Quarter	Full Year	Guidance

Production (000s of ounces)	2,019	7,421	7,000-7,400
All-in sustaining cash costs ($ per ounce)	972	945	1,000-1,100
Total cash costs ($ per ounce)	584	584	610-660

Copper

Production (millions of pounds)	130	468	480-540
C1 cash costs ($ per pound)[4]	2.07	2.17	2.10-2.30
C3 fully allocated costs ($ per pound)[4]	3.04	2.97	2.60-2.85

[2]	About 1.5 million ounces is based on the estimated cumulative annual average production in the first full five years once both mines are at full capacity.
[3]	Based on first full five year average once both mines are at full capacity.
[4]	C1 cash costs per pound and C3 fully allocated costs per pound for copper are non-GAAP financial measures. See pages 60-67 of Barrick’s Year-End 2012 Report.

BARRICK FOURTH QUARTER AND YEAR-END 2012	2	PRESS RELEASE

2013 is a relatively low production year for Barrick for a number of reasons:

•

Lower production from Goldstrike primarily due to lower throughput capacity while the autoclaves are being modified as part of the thiosulphate project. These modifications are expected to be completed in 2014 and will result in increased overall throughput for this flagship operation.

•	Reduced production from Cortez as mining is restricted to a low grade zone of the open pit while we work through pit wall stability issues, which are expected to be fully resolved by late 2014.
•

Lagunas Norte is entering a zone of lower grade and higher sulphide ore in 2013. Construction of a carbon- in-column circuit is anticipated to be completed by the end of 2013 and will allow for a better, long term exploitation of the mine.

•	A transition to lower grade ore at Veladero before returning to higher grade ore in 2015 after completion of a significant waste stripping campaign; and,
•	Lower 2013 production guidance for African Barrick Gold.

A number of these factors are transitory, and we are maintaining our production guidance of eight million ounces by 2016.

ADOPTING ALL-IN SUSTAINING CASH COST MEASURE

Current operating measures used in the gold industry do not capture all of the sustaining expenditures incurred in order to produce gold, and therefore do not reflect a complete picture of operating performance, the ability to generate free cash flow from operations, or the expenditures that would be included in the valuation of a gold mining company. For these reasons, Barrick has been working with the members of the World Gold Council (WGC) to define an all-in sustaining cash cost measure that better represents the total cost of producing gold. This is a more meaningful measure and is consistent with our goal of generating higher returns and free cash flow under our disciplined capital allocation framework.

A final standard to define all-in sustaining cash costs is expected to be finalized by the members of the WGC in the middle of 2013 and Barrick will conform its disclosure to the measure that is ultimately approved. Our current definition of all-in sustaining cash costs starts with total cash costs and adds sustaining capital expenditures, general and administrative costs, mine site exploration and evaluation costs, and environmental rehabilitation costs. We are adopting this new measure for 2013 and expect all-in sustaining cash costs this year of $1,000-$1,100 per ounce compared to $945 per ounce in 2012. As part of our sharp focus on cost management, we continue to evaluate a broad spectrum of ways to meaningfully reduce these costs.

DISCIPLINED CAPITAL ALLOCATION TO DRIVE FUTURE DIRECTION

All capital allocation options, including returns to shareholders, organic investment, acquisitions, and other expenditures, will be ranked and prioritized under our disciplined capital allocation framework, which includes the following key objectives:

•	Returns to Shareholders: A commitment to pass through to shareholders the benefits and capital inflow as a result of pursuing this model, including through a strong dividend policy.
•	Returns Driving Production: Production decisions to be made based on generating appropriate risk- adjusted rates of return and free cash flow as opposed to ‘growth for growth’s sake’.
•	Aggressive Cost Management: Reducing costs, including company-wide overhead costs and sustaining capital. An ongoing review of our cost structure is an integral part of the management of our business.
•

Portfolio Optimization: Scrutinizing our portfolio of assets around the world and divesting those that do not meet specific criteria, including risk-adjusted return thresholds, free cash flow generation, operating performance and reserve life, and investing in assets that do meet these criteria.

•	Reduction of Geopolitical Risk: Focusing on high-return, low cost assets in less risky geopolitical jurisdictions.

BARRICK FOURTH QUARTER AND YEAR-END 2012	3	PRESS RELEASE

PASCUA-LAMA PROJECT UPDATE

Pascua-Lama is a world class resource with nearly 18 million ounces of proven and probable gold reserves, 676 million ounces of silver contained within the gold reserves, and a mine life of 25 years. It is expected to produce an average of 800,000-850,000 ounces of gold and 35 million ounces of silver in its first full five years of operation at all-in sustaining cash costs of $50-$200 per ounce5 and total cash costs of $0 to negative $150 per ounce5. Including depreciation of mine construction capital, costs are expected to be $550-$700 per ounce6.

During the fourth quarter, the cost estimate and schedule for the project was finalized. Expected total mine construction capital remains unchanged in the range of $8.0 to $8.5 billion, and includes a contingency of 15-20 percent of remaining capital. First gold production continues to be targeted for the second half of 2014. Incentives for both Fluor and Techint are based on the completion of the project in line with this estimate and schedule.

As of December 31, 2012, approximately $4.2 billion had been spent and construction was approximately 40 percent complete, largely in line with plan. The four kilometer long tunnel which conveys the ore from Chile to Argentina was approximately 70 percent complete. Construction of the primary crusher in Chile commenced in January 2013 and in Argentina, construction of the process plant facility advanced with approximately 60 percent of structural steel erected.

During the fourth quarter of 2012, pre-stripping activities were halted to address certain matters that are the subject of ongoing legal and regulatory processes. To date, the suspension of pre-stripping has not altered our target of first production in the second half of 2014; however, the outcomes of these processes are uncertain. We will continue to assess the potential for impacts on the timing of first gold.

FINANCIAL RESULTS

“The first step towards increasing returns to shareholders is to have the underlying business running well. For 2012, we delivered record annual operating cash flow, and the second-highest adjusted earnings per share in Barrick’s history,” said Mr. Sokalsky. “My overriding objective, and that of everyone at Barrick today, is to translate our company’s strengths and results into higher rates of return, more free cash flow, and ultimately, superior shareholder returns.”

Fourth quarter 2012 adjusted net earnings were $1.11 billion ($1.11 per share) compared to $1.17 billion ($1.17 per share) in the same prior year period. The lower adjusted net earnings primarily reflect higher gold and copper costs and lower realized copper prices. These impacts were partially offset by a higher realized gold price, higher gold and copper sales volumes and lower income tax expense.

The net loss for the fourth quarter was $3.06 billion ($3.06 per share) compared to net earnings of $0.96 billion ($0.96 per share) in the same prior year quarter. The current period net loss includes the impact of a $4.2 billion after-tax impairment charge. Significant adjusting items include:

•	$3.8 billion in after-tax impairment charges attributable to our copper business.

•	$0.4 billion in after-tax asset impairment charges primarily due to various properties in our oil and gas business unit and to our investment in Reko Diq.

Fourth quarter operating cash flow rose 37 percent to $1.67 billion compared to $1.22 billion in the fourth quarter of 2011. Adjusted operating cash flow of $1.75 billion7 for the quarter increased 35 percent from $1.30 billion in the same prior year period. The higher operating cash flow and adjusted operating cash flow primarily reflects higher realized gold prices, lower income tax payments, and a decrease in net working capital outflow, partially offset by lower net earnings. Fourth quarter adjusted EBITDA was $2.17 billion7 compared to $2.21 billion in the prior year period.

[5]

Based on first full five year average and gold, silver and WTI oil price assumptions of $1,700/oz, $30/oz and $90/bbl, respectively, and assuming a Chilean Peso assumption of 475:1. Does not include escalation for future inflation.

[6]	Based on first full five year average and includes mine construction capital of $8.0-$8.5 billion.
[7]	Adjusted operating cash flow and adjusted EBITDA are non-GAAP financial measures. See pages 60-67 of Barrick’s Year-End 2012 Report.

BARRICK FOURTH QUARTER AND YEAR-END 2012	4	PRESS RELEASE

Full year 2012 adjusted net earnings of $3.83 billion ($3.82 per share) compare to $4.67 billion ($4.67 per share) in 2011. The 2012 net loss of $0.67 billion ($0.66 per share) includes after-tax impairment charges of $4.4 billion and compares to net earnings of $4.48 billion ($4.49 per share) in 2011. Operating cash flow was a record $5.44 billion in 2012 compared to $5.32 billion in 2011 and adjusted operating cash flow was $5.16 billion in 2012 compared to $5.68 billion in 2011. Adjusted full year EBITDA was $7.46 billion compared to $8.61 billion in 2011.

OPERATING RESULTS

Full year 2012 production of 7.42 million ounces met original guidance for the year. All-in sustaining cash costs for the year were $945 per ounce and total cash costs of $584 per ounce were within recent guidance. Fourth quarter production was 2.02 million ounces at all-in sustaining cash costs of $972 per ounce and total cash costs of $584 per ounce.

North America Regional Business Unit

North America produced 0.96 million ounces at all-in sustaining cash costs of $823 per ounce and total cash costs of $482 per ounce in the fourth quarter. Pre-commercial production from the new Pueblo Viejo mine in the fourth quarter was 65,000 ounces (Barrick’s 60 percent share), while plant commissioning advanced. The mine achieved commercial production in January, 2013. For 2013, Barrick’s share of production from Pueblo Viejo is anticipated to be 500,000-650,000 ounces at all-in sustaining cash costs of $525-$575 per ounce and total cash costs of $375-$425 per ounce8. The mine is expected to ramp up to full capacity in the second half of the year. Barrick’s share of average annual gold production in the first full five years of operation is anticipated to be 625,000-675,000 ounces at all-in sustaining cash costs of $500-$600 per ounce9 and total cash costs of $300-$350 per ounce9. Including depreciation of mine construction capital, costs are expected to be $650-$750 per ounce10.

The Cortez mine produced 0.35 million ounces at total cash costs of $242 per ounce in the fourth quarter. Cortez is expected to contribute 1.17-1.24 million ounces in 2013 at total cash costs of $255-$275 per ounce on lower grades and a change in the ore mix to more heap leach tons, which have lower recoveries.

Goldstrike produced 0.33 million ounces in the fourth quarter at total cash costs of $506 per ounce, reflecting lower grades and lower tonnes processed through the autoclave. Production in 2013 is forecast to be 0.87-0.94 million ounces at total cash costs of $680-$700 per ounce, primarily due to reduced autoclave capacity associated with construction of the thiosulphate project, which is expected to be completed in mid-2014.

North America is anticipated to produce 3.55-3.70 million ounces in 2013, reflecting the ramp-up of Pueblo Viejo to full production in the second half, partially offset by lower expected production from Goldstrike and Cortez. All-in sustaining cash costs for 2013 are forecast to be $820-$870 per ounce. Expected total cash costs of $495-$545 per ounce reflect lower grades at these mines which are anticipated to offset lower cost ounces from Pueblo Viejo, as well as higher capitalized stripping costs.

South America Regional Business Unit

South America produced 0.46 million ounces at all-in sustaining cash costs of $742 per ounce and total cash costs of $528 per ounce in the fourth quarter. The Veladero mine contributed 0.22 million ounces at total cash costs of $577 per ounce, reflecting improved recoveries due to better leach pad kinetics and continued high inflation in Argentina. In 2013, Veladero is expected to produce 0.57-0.61 million ounces at total cash costs of $630-$670 per ounce as a result of lower grades.

Lagunas Norte produced 0.21 million ounces for the quarter at total cash costs of $298 per ounce with access to higher grades following the completion of the current phase of pit dewatering. In 2013, Lagunas Norte

[8]	Actual results will vary depending on the how the ramp up progresses.
[9]	Based on first full five year average and gold and WTI oil price assumptions of $1,700/oz and $90/bbl, respectively. Does not include escalation for future inflation.
[10]	Based on first full five year average and includes mine construction capital of $3.7 billion.

BARRICK FOURTH QUARTER AND YEAR-END 2012	5	PRESS RELEASE

is expected to contribute 0.56-0.60 million ounces at total cash costs of $380-$420 per ounce as a result of lower grades and lower recovery on a higher proportion of sulfide ore.

South America is expected to produce 1.25-1.35 million ounces in 2013 at all-in sustaining cash costs of $875-$925 per ounce. Anticipated total cash costs of $550-$600 per ounce reflect lower grades at all mines, increased costs for consumables related to higher tonnage, a strengthening Peruvian currency and continued high inflation in Argentina.

Australia Pacific Regional Business Unit

Australia Pacific produced 0.47 million ounces at all-in sustaining cash costs of $1,247 per ounce and total cash costs of $801 per ounce in the fourth quarter. Production of 0.11 million ounces from Porgera at total cash costs of $929 per ounce was impacted by pit wall remediation activities that prevented mining in higher grade zones of the pit. Porgera is expected to produce 0.43-0.48 million ounces in 2013 following the completion of remediation activities that will allow full access to the underground. Total cash costs for Porgera in 2013 are anticipated to be $1,000-$1,100 per ounce, reflecting higher mining costs associated with a full year of underground production.

Production for Australia Pacific in 2013 is expected to be 1.70-1.85 million ounces at all-in sustaining cash costs of $1,200-$1,300 per ounce and total cash costs of $880-$950 per ounce, which is consistent with 2012 but with higher costs at Porgera, as well as higher labor costs in general.

African Barrick Gold plc

Fourth quarter attributable production from African Barrick Gold was 0.13 million ounces at all-in sustaining cash costs of $1,302 per ounce and total cash costs of $958 per ounce as a result of better plant performance at Buzwagi and higher grades at both North Mara and Buzwagi, which more than offset lower production from Bulyanhulu and Tulawaka. Barrick’s share of 2013 production from African Barrick Gold is expected to be 0.40-0.45 million ounces at all-in sustaining cash costs of $1,550-$1,600 per ounce and total cash costs of $925-$975 per ounce, reflecting lower anticipated production from Bulyanhulu, the expected closure of Tulawaka in the first half of 2013, and higher labor and power costs.

Global Copper Business Unit

Copper production in the fourth quarter was 130 million pounds at C1 cash costs of $2.07 per pound and C3 fully allocated costs of $3.04 per pound. For the full year 2012, production was 468 million pounds at C1 cash costs of $2.17 per pound and C3 fully allocated costs of $2.97 per pound. Lumwana’s performance improved in the fourth quarter with production of 56 million pounds at C1 cash costs of $2.76 per pound. The Zaldívar copper mine in Chile had a strong quarter, contributing 74 million pounds at C1 cash costs of $1.73 per pound.

We have prepared a new life-of-mine (LOM) plan for Lumwana, which reflects information obtained from the exploration and infill drilling program that was completed late in the fourth quarter of 2012. The purpose of the drilling program was to better define the limits of mineralization and develop an updated, more comprehensive block model of the ore body for mine planning purposes. After this drilling was completed, the ore body did not meet our economic expectations. While the drilling increased reserves and defined significant additional mineralization, some at higher grades, much of it was deep and would require a significant amount of waste stripping, which makes it uneconomic based on our expected operating costs and current market copper prices. At higher copper prices, however, much of this copper will be economic and come into reserves and resources.

The new LOM plan also reflects revised operating and sustaining capital costs after results of the drill program were incorporated into a new block model for the life-of-mine plan. The revised LOM cost estimates – under present copper price assumptions – reduced expected copper production and, in turn, profitability over the mine life. As a result, we have recorded an after-tax asset impairment charge of $3.0 billion for Lumwana in the fourth quarter. We also recorded a goodwill impairment of $0.8 billion for the copper business unit for a total charge of $3.8 billion. We continue to progress a number of key initiatives to lower costs, including

BARRICK FOURTH QUARTER AND YEAR-END 2012	6	PRESS RELEASE

improvements to operating systems and processes, and a full transition to an owner maintained operation. A focus on higher utilization and productivity of the mining fleet has also been identified as one of the major opportunities to improve value. Until we can improve mining costs, and/or copper prices increase, the expansion opportunity to increase the throughput capacity of the processing plant does not meet our investment criteria. The company will only invest capital if it generates acceptable rates of return suitable to the size of the capital investment. We will not invest capital simply to increase production.

“When we bought Equinox, our view was that Lumwana was a very long life mine, with exceptional resource potential in the Chimiwungo area,” said Jamie Sokalsky. “Unfortunately, our new mining plan projects mining costs to be higher than we anticipated, resulting in a significant impairment. Clearly, our focus is on significant cost reduction and with the new focused leadership team and an enhanced understanding of the asset, we are in a better position to identify changes that would improve free cash flow. Our 2013 guidance reflects realistic expectations for an improvement over 2012; however, we need to implement a significant change in the mine’s future performance in order to realize its potential. Our view of the resource potential has been validated by the results of our exploration program – Lumwana has an enormous mineral inventory and tremendous leverage to higher copper prices. As copper becomes more difficult to find and demand increases, we stand to benefit substantially from having this asset in our portfolio.”

Our 2013 production guidance for Lumwana is 210-250 million pounds of copper at C1 cash costs of $2.70-$3.10 per pound and C3 fully allocated costs of $3.20-$3.60 per pound. A stronger second half is expected following the end of the annual rainy season. The Zaldívar mine is expected to produce 270-290 million pounds in 2013 at C1 cash costs of $1.55-$1.65 per pound and C3 fully allocated costs of $1.80-$1.90 per pound.

Utilizing option collar hedging strategies, the company has protected the downside on approximately 50 percent of its expected 2013 copper production at an average price of $3.50 per pound and can participate on the same amount up to an average price of $4.25 per pound11.

RESERVE AND RESOURCE DEVELOPMENT

The company replaced proven and probable gold reserves for the seventh straight year to an industry-leading 140.2 million ounces12 at the end of 2012, based on a $1,500 per ounce gold price12. In addition, measured and indicated resources were 83.0 million ounces and inferred resources were 35.6 million ounces, based on a $1,650 per ounce gold price. Copper reserves increased to 13.9 billion pounds based on a copper price of $3.00 per pound. Measured and indicated resources and inferred copper resources decreased to 10.3 billion pounds and 0.5 billion pounds, respectively, based on a copper price of $3.50 per pound, primarily due to the exclusion of Reko Diq from our 2012 resources.

RESERVES AND RESOURCES

Gold (millions of ounces)	2012	2011

Proven and Probable Reserves	140.2	139.9
Measured and Indicated Resources	83.0	80.4
Inferred Resources	35.6	40.2

Copper (billions of pounds)

Proven and Probable Reserves	13.9	12.7
Measured and Indicated Resources	10.3	15.3
Inferred Resources	0.5	19.9

[11]

The realized price on all 2013 copper production is expected to be reduced by approximately $0.04 per pound as a result of the net premium paid on these strategies, while the remaining copper production is subject to market prices.

[12]

Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, approximately 1.98 million ounces of reserves at Pueblo Viejo (Barrick’s 60 percent interest) is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 142-147 of Barrick’s 2012 Year-End Report.

BARRICK FOURTH QUARTER AND YEAR-END 2012	7	PRESS RELEASE

The 2013 exploration budget is $400-$440 million13, of which approximately 45 percent will be capitalized. The budget is weighted towards near-term resource additions and conversion at our existing mines, where we believe there is excellent potential to make new discoveries and to expand reserves and resources. North America will be allocated approximately 50 percent of the budget, the majority of which is targeted for Nevada. Australia Pacific will receive about 18 percent of the budget, copper will be allocated about 16 percent and South America about 14 percent, with the balance being for African Barrick Gold.

In Nevada, drilling in 2012 doubled and upgraded the resource base at Goldrush. The updated measured and indicated resource of 8.4 million ounces represents more than a 500 percent increase from 2011. Additionally, there are 5.7 million ounces in the inferred category. The footprint of the deposit has more than doubled to greater than seven kilometers, and the system still remains open in multiple directions. As this project advances through prefeasibility, a number of development options are being considered, including open pit mining, underground mining, or a combination of both. In addition, shallow mineralization has been encountered to the west, and high grade mineralization has been encountered to the north, which provides flexibility on mining and development options.

The greater Cortez area contains substantial district-scale opportunities, including a new parallel exploration trend identified to the west of Goldrush, and the northern, eastern and southern extensions of the Goldrush system. Exploration drilling programs will be focused on growing and upgrading the resource base, delineating the extent of the system and exploring the potential for extensions to the north and south. In addition, the potential of the newly identified parallel trend to the west will be assessed. A scoping study has been recently completed, and a prefeasibility study is underway in parallel with continuing exploration work and technical studies. This district is a cornerstone of Barrick’s past, current and future success, and is located in Nevada, a mining oriented state with significant infrastructure and operational capabilities.

CHANGE IN SENIOR MANAGEMENT

The company announced today that Executive Vice President and Chief Operating Officer (COO) Igor Gonzales will retire this year but intends to remain with the company until his successor is appointed to ensure an orderly transition. The process will begin immediately with a global search. Mr. Gonzales joined Barrick in 1998 and has played a key role in the growth of Barrick’s South America business unit, overseeing the development of the Pierina and Lagunas Norte mines in Peru, before taking on responsibility for the entire region, including the Veladero mine in Argentina and the Zaldívar copper mine in Chile. “Igor has made an immense contribution to the growth and success of Barrick over the past 14 years,” said Jamie Sokalsky. “He has been an outstanding leader and a role model to many at Barrick and we will sincerely miss him. On behalf of the entire company, I would like to extend my gratitude to Igor for his many contributions and offer our best wishes for a fulfilling retirement.”

CORPORATE RESPONSIBILITY

Barrick continues to be recognized for its strong corporate responsibility culture. In 2012, the company was listed for the fifth consecutive year on the Dow Jones Sustainability World Index and was also ranked among the top 100 sustainable companies in the world by NASDAQ. The CSR Advisory Board met twice during 2012 to provide input to Barrick management on our corporate responsibility performance and advice on a broad range of these matters. In 2012, we also continued to implement global human rights compliance programs aligned with the UN Guiding Principles on Business and Human Rights. We are also conducting human rights assessments, which will be carried out for all sites and projects over a three year period, and advanced human rights training programs for our employees.

[13]	Barrick’s exploration programs are designed and conducted under the supervision of Robert Krcmarov, Senior Vice President, Global Exploration of Barrick.

BARRICK FOURTH QUARTER AND YEAR-END 2012	8	PRESS RELEASE

OUTLOOK AND GUIDANCE

The company anticipates 2013 gold production to be in the range of 7.0-7.4 million ounces, reflecting a change in the production mix as higher production in North America is offset by lower production in South America. All-in sustaining cash costs for 2013 are expected to be $1,000-$1,100 per ounce. Total cash costs of $610-$660 per ounce for 2013 principally reflect the impact of lower ore grades on production levels in South America, North America and Australia Pacific, combined with rising labor costs due to significant inflation in certain parts of South America, and increasing power, fuel and maintenance costs in Australia Pacific.

Copper production in 2013 is expected to increase to 480-540 million pounds, primarily reflecting improved production from Lumwana. Total C1 cash costs of $2.10-$2.30 per pound anticipated for 2013 reflect similar costs for Zaldívar and lower costs at Lumwana compared to 2012. C3 fully allocated costs are expected to be $2.60-$2.85 per pound.

As part of our focus on cost control, we have reduced company-wide overhead costs for 2013 by over $100 million and expect further reductions through the ongoing, company-wide review process. Total capital expenditures of $5.7-$6.3 billion14 expected for 2013 reflect accounting changes that result in higher capitalization of operating costs related to waste stripping and capitalization of Goldrush exploration costs. Minesite sustaining expenditures are forecast to be lower than 2012 at $1.0-$1.1 billion. Project capital expenditures are anticipated to be in the range of $2.7-$3.0 billion15, reflecting the ramp-up in construction activity at Pascua-Lama, partly offset by lower expenditures at Pueblo Viejo following commencement of commercial production. Mine development expenditures are expected to total $1.20-$1.30 billion. Mine site expansion capital is anticipated to be $800-$900 million15, including expenditures on development projects at Goldstrike, Cortez and Lagunas Norte. Higher project expenditures and mine expansion expenditures are offset by a decrease in minesite sustaining expenditures and the results of our ongoing cost reduction efforts.

Outlook Assumptions and Economic Sensitivity Analysis

	2013 Guidance Assumption		Hypothetical Change	Impact on Total Cash Costs	Impact on EBITDA (millions)
Gold revenue	$1,700/oz	[1]	$50/oz	n/a	$350 - $370
Copper revenue[2]	$3.50/lb	[1]	+ $0.25/lb	n/a	$120 - $130
	$3.50/lb	[1]	- $0.25/lb	n/a	$60 - $70
Gold total cash costs
Gold price effect on royalties	$1,700/oz		$50/oz	$1.30/oz	$10
WTI crude oil price[3]	$90/bbl		$10/bbl	$1.25/oz	$9
Australian dollar exchange rate[3]	1:1		10%	$11/oz	$80
Copper C1 cash costs
WTI crude oil price[3]	$90/bbl		$10/bbl	$-	$1
Chilean peso exchange rate[3]	475:1		10%	$-	$-

[1]	We have assumed a gold price of $1,700 per ounce and copper price of $3.50 per pound, which are in line with current market prices.
[2]

Utilizing option collar strategies, the company has protected the downside on approximately 50 percent of its expected 2013 copper production at an average price of $3.50 per pound and can participate on the same amount up to an average price of $4.25 per pound.

[3]	Due to hedging activities we are largely protected against changes in these factors.

Interview with Jamie Sokalsky, President and CEO

A video interview with Jamie Sokalsky discussing 2012 results, company strategy and 2013 outlook is available at http://www.barrick.com/investors/CEO-results-interview

Barrick’s vision is to be the world’s best gold mining company by operating in a safe, profitable and responsible manner. Barrick’s shares are traded on the Toronto and New York stock exchanges.

[14]	Represents Barrick’s share of expenditures.
[15]	Excludes capitalized interest.

BARRICK FOURTH QUARTER AND YEAR-END 2012	9	PRESS RELEASE

Key Statistics

Barrick Gold Corporation (in United States dollars)	Three months ended December 31,		Twelve months ended December 31,
(Unaudited)	2012	2011	2012	2011

Operating Results
Gold production (thousands of ounces)[1]	2,019	1,814	7,421	7,676
Gold sold (thousands of ounces)	2,027	1,865	7,292	7,550
Per ounce data
Average spot gold price	$1,722	$1,688	$1,669	$1,572
Average realized gold price[2]	1,714	1,664	1,669	1,578
Total cash costs[2]	584	505	584	460
Depreciation[3]	208	168	191	154
Other[4]	12	17	12	16
Total production costs	804	690	787	630
All-in sustaining cash costs[2]	972	826	945	752
Copper production (millions of pounds)	130	143	468	451
Copper sold (millions of pounds)	154	135	472	444
Per pound data
Average spot copper price	$3.59	$3.40	$3.61	$4.00
Average realized copper price[2]	3.54	3.69	3.57	3.82
C1 cash costs[2]	2.07	1.96	2.17	1.71
Depreciation[3]	0.39	0.48	0.46	0.38
Other[5]	0.58	0.03	0.34	0.21
C3 fully allocated costs[2]	3.04	2.47	2.97	2.30
Financial Results (millions)
Revenues	$4,189	$3,761	$14,547	$14,236
Net (loss) earnings[6]	(3,062)	959	(665)	4,484
Adjusted net earnings[2]	1,108	1,166	3,827	4,666
EBITDA[2]	(4,023)	1,998	987	8,376
Adjusted EBITDA[2]	2,173	2,210	7,457	8,611
Operating cash flow	1,672	1,224	5,439	5,315
Adjusted operating cash flow[2]	1,752	1,299	5,156	5,680
Per Share Data (dollars)
Net (loss) earnings (basic)	(3.06)	0.96	(0.66)	4.49
Adjusted net earnings (basic)[2]	1.11	1.17	3.82	4.67
Net (loss) earnings (diluted)	(3.06)	0.96	(0.66)	4.48
Weighted average basic common shares (millions)	1,001	1,000	1,001	999
Weighted average diluted common shares (millions)[7]	1,001	1,002	1,001	1,001
			As at	As at
			December 31,	December 31,
			2012	2011
Financial Position (millions)
Cash and equivalents			$2,093	$2,745
Non-cash working capital			3,132	2,335
Adjusted debt[2]			13,680	13,058
Net debt[2]			11,599	10,320

[1]      Production includes our equity share of gold production at Highland Gold up to April 26, 2012, the effective date of our sale of Highland Gold. Production also includes African Barrick Gold on a 73.9% basis, which reflects our equity share of production.

[2]      Realized price, total cash costs, all-in sustaining cash costs, C1 cash costs, C3 fully allocated costs, adjusted net earnings, EBITDA, adjusted EBITDA, adjusted operating cash flow, adjusted debt, and net debt are non-GAAP financial performance measures with no standard definition under IFRS. See pages 60-67 of the Company’s MD&A.

[3]     Represents equity depreciation expense divided by equity ounces of gold sold or pounds of copper sold.

[4]      Represents the Barrick Energy gross margin divided by equity ounces of gold sold.

[5]     For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound on page 65 of the Company’s MD&A.

[6]      Net earnings represents net income attributable to the equity holders of the Company.

[7]      Fully diluted includes dilutive effect of stock options.

BARRICK FOURTH QUARTER 2012	10	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production (attributable ounces) (000’s)				Total Cash Costs ($/oz)

	Three months ended December 31,		Twelve months ended December 31,		Three months ended December 31,		Twelve months ended December 31,

(Unaudited)	2012	2011	2012	2011	2012	2011	2012	2011

Gold
North America	956	761	3,493	3,382	$482	$498	$500	$426
South America	459	446	1,631	1,872	528	357	467	358
Australia Pacific	470	485	1,822	1,879	801	677	803	621
African Barrick Gold[1]	134	118	463	509	958	779	949	692
Other[2]	-	4	12	34	-	-	-	-

Total	2,019	1,814	7,421	7,676	$584	$505	$584	$460

	Copper Production (attributable pounds) (Millions)				C1 Cash Costs ($/lb)

	Three months ended December 31,		Twelve months ended December 31,		Three months ended December 31,		Twelve months ended December 31,
(Unaudited)	2012	2011	2012	2011	2012	2011	2012	2011

Total	130	143	468	451	$2.07	$1.96	$2.17	$1.71

	Total Gold Production Costs ($/oz)

	Three months ended December 31,		Twelve months ended December 31,

(Unaudited)	2012	2011	2012	2011

Direct mining costs at market foreign exchange rates	$623	$549	$620	$506
Gains realized on currency hedge and commodity hedge/economic hedge contracts	(58)	(53)	(51)	(53)
Other[3]	(12)	(17)	(12)	(16)
By-product credits	(17)	(18)	(17)	(18)
Royalties	48	44	44	41

Total cash costs[4]	584	505	584	460
Depreciation	208	168	191	154
Other[3]	12	17	12	16

Total production costs	$804	$690	$787	$630

All-in sustaining cash costs [4]	$972	$826	$945	$752

	Total Copper Production Costs ($/lb)

	Three months ended December 31,		Twelve months ended December 31,

(Unaudited)	2012	2011	2012	2011

C1 cash costs[4]	$2.07	$1.96	$2.17	$1.71
Depreciation	0.39	0.48	0.46	0.38
Other[5]	0.58	0.03	0.34	0.21

C3 fully allocated costs[4]	$3.04	$2.47	$2.97	$2.30

[1]	Figures relating to African Barrick Gold are presented on a 73.9% basis, which reflects our equity share of production.
[2]	Includes our equity share of gold production at Highland Gold up to April 26, 2012, the effective date of our sale of Highland Gold.
[3]	Represents the Barrick Energy gross margin divided by equity ounces of gold sold.
[4]

Total cash costs, all-in sustaining cash costs, C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standard meaning under IFRS. See pages 62-65 of the Company’s MD&A.

[5]	For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound on page 65 of the Company’s MD&A.

BARRICK FOURTH QUARTER 2012	11	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of February 13, 2013, should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2012. Unless otherwise indicated, all amounts are presented in US dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 68.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); diminishing quantities or grades of reserves; the impact of inflation; changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, Tanzania, Zambia, Saudi Arabia, United Kingdom, Pakistan or Barbados or other countries in which we do or may carry on business in the future; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; increased costs, delays and technical challenges associated with the construction of capital projects; fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean and Argentinean peso, British pound, Peruvian sol, Zambian kwacha, South African rand, Tanzanian shilling, and Papua New Guinean kina versus the US dollar); changes in US dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risk of loss due to acts of war, terrorism, sabotage and civil disturbances; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and labor; litigation; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual

BARRICK YEAR-END 2012	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Changes in Presentation of Non-GAAP Financial Performance Measures

We use certain non-GAAP financial performance measures in our MD&A. These new measures are intended to provide additional information only and do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” beginning on page 60 of our MD&A. In 2012, we added or made changes to the following non-GAAP performance measures:

Total Cash Costs per pound, C1 Cash Costs per pound and C3 Fully Allocated Costs per pound

In 2012, we replaced the non-GAAP measure “total cash costs per pound” for our copper business with “C1 cash costs per pound”. We believe that this change will enable investors to better understand the performance of our global copper segment in comparison to other copper producers who present results on a similar basis. As part of this change, we also introduced “C3 fully allocated costs per pound”. The primary difference between total cash costs and C1 cash costs is that royalties and non-routine charges are excluded from C1 cash costs as they are not direct production costs. C3 fully allocated costs per pound include C1 cash costs, depreciation, royalties, exploration and evaluation expense, administration expense and non-routine charges.

Adjusted Operating Cash Flow

In 2012, we have adjusted our operating cash flow to remove the effect of the “settlement of currency contracts”. This settlement activity is not reflective of the underlying capacity of our operations to generate operating cash flow on a recurring basis, and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow generating capability.

Adjusted EBITDA

Starting in this MD&A, we are introducing “Adjusted EBITDA” as a non-GAAP measure. We have adjusted our EBITDA to remove the effect of “impairment charges”. These charges are not reflective of our ability to generate liquidity by producing operating cash flow and therefore this adjustment will result in a more meaningful valuation measure for investors and analysts to evaluate our performance in the period and assess our future ability to generate liquidity.

All-in Sustaining Cash Costs per ounce

Beginning in 2013, we are adopting an all-in sustaining cash costs measure. The Company believes that current operating measures commonly used in the gold industry do not capture all of the sustaining expenditures incurred in order to produce gold, and therefore they do not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. Similarly, they do not reflect all of the expenditures that would be included in the valuation of a gold mining company. For these reasons, the Company is working with the members of the World Gold Council (“WGC”) to define an all-in sustaining cash costs measure that better represents the total costs associated with producing gold. We believe this measure will better meet the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

The WGC project to define all-in sustaining cash costs is ongoing and a final standard is expected in the middle of 2013. We expect to conform our disclosure of all-in sustaining cash costs to the measure that is ultimately approved by the WGC. Our current definition of all-in sustaining cash costs commences with total cash costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploration and evaluation costs and environmental rehabilitation costs. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of

BARRICK YEAR-END 2012	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

the Company’s cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company’s overall profitability. All-in sustaining cash costs for 2012 are outlined in the table below:

($ per ounce)

For the year ended December 31	2012

Total cash costs	$584
Minesite sustaining capital expenditures	155
Mine development expenditures	114
Corporate administration applicable to gold segments	51
Exploration and evaluation	21
Environmental rehabilitation costs	20

All-in sustaining cash costs	$945

Please refer to pages 62 to 64 of this MD&A for a detailed reconciliation of all-in sustaining cash costs.

BARRICK YEAR-END 2012	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

BARRICK YEAR-END 2012	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Our Business and Strategy

Our Business

Barrick’s vision is to be the world’s best gold mining company by operating in a safe, profitable and responsible manner. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and copper cathode is sold to various manufacturers and traders.

Barrick’s market capitalization, annual gold production and gold reserves are the largest in the industry. We also produce significant amounts of copper and have significant silver reserves contained within our gold reserves at our Pascua-Lama project. Our large mineral inventory provides significant optionality to metal prices, which supports mine life extension and expansion investment opportunities where the risk-adjusted returns are appropriate.

[1]	Based on fiscal 2012 results publically available as of February 13, 2013.

We manage our business through seven primary business units: four regional gold businesses, a global copper business, an oil & gas business and a Capital Projects business. This structure enables each business unit to customize corporate strategies to meet the unique conditions in which they operate.

For gold, we manage our operations using a geographical business unit approach, with producing mines concentrated in three regional business units (“RBUs”): North America, South America and Australia Pacific, each of which is led by its own Regional President. We also hold a 73.9% equity interest in African Barrick Gold plc (“ABG”), a publicly traded company, which includes our previously held African gold mines and exploration properties.

Our Global Copper business unit manages our copper business with a view towards maximizing the value of our copper and non-gold assets. The global copper business unit manages the Zaldívar and Lumwana mines and Jabal Sayid project.

Our oil & gas business, managed by Barrick Energy, provides an economic hedge against our exposure to oil prices and also provides support for energy-saving initiatives undertaken by our other business units. In January 2013, we confirmed that we have commenced a process to potentially divest Barrick Energy as part of our ongoing global portfolio optimization in accordance with our disciplined capital allocation framework.

Our Capital Projects business, distinct from our other business units, focuses on managing feasibility studies and construction of our major capital projects, while our operating business units manage feasibility studies and construction of mine expansion projects at existing operating mines.

Our business unit structure adds value by enabling the realization of operational efficiencies, allocating resources to individual mines/projects more effectively and understanding and better managing the local business environment, including labor, consumable costs and supply and government and community relations.

BARRICK YEAR-END 2012	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

We have operating mines or projects in Canada, the United States, the Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Zambia, Saudi Arabia, Pakistan and Tanzania. The geographic split of gold production for the year ended December 31, 2012 was as follows:

Our Strategy

Our actions are driven by our core values reflecting the guiding principles used to run the Company and these values provide the foundation for our strategy. Our core values are:

•	Integrity
•	Respect and open communication
•	Responsibility and accountability
•	Teamwork
•	Create shareholder value

In 2012, we renewed our focus on maximizing shareholder value and reemphasized our commitment to a disciplined capital allocation framework to guide our decision making. Under this approach, all capital allocation options, which include organic investment in exploration and projects, and acquisitions or divestitures to improve the quality of our portfolio, will be assessed on the basis of maximizing risk-adjusted returns. Our increased emphasis on free cash flow should position the Company, in the future, with the potential to return more capital to shareholders, repay debt, and make additional attractive return investments to upgrade our portfolio. We will seek to optimize the overall returns from our portfolio of assets and projects. Consequently, investments in existing assets that do not generate target returns or long-term free cash flow will be deferred, shelved or divested to improve the overall quality of our portfolio. Our strategy and approach to capital allocation has been summed up as follows:

Returns will drive production;

Production will not drive returns.

BARRICK YEAR-END 2012	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

Review of 2012 Results

2012 Fourth Quarter and Year-End Results

	For the three months ended December 31		For the years ended December 31
($ millions, except where indicated)	2012	2011	2012	2011
Financial Data
Revenue	$ 4,189	$3,761	$ 14,547	$ 14,236
Net earnings/(loss)[1]	(3,062)	959	(665)	4,484
Per share (“EPS”)[2]	(3.06)	0.96	(0.66)	4.49
Adjusted net earnings[3]	1,108	1,166	3,827	4,666
Per share (“adjusted EPS”)[2,3]	1.11	1.17	3.82	4.67
EBITDA[3]	(4,023)	1,998	987	8,376
Adjusted EBITDA[3]	2,173	2,210	7,457	8,611
Total consolidated project capital expenditures	697	663	2,616	2,275
Total capital expenditures - expansion, sustaining and mine development	1000	652	3,206	2,316
Operating cash flow	1,672	1,224	5,439	5,315
Adjusted operating cash flow[3]	1,752	1,299	5,156	5,680
Adjusted operating cash flow before working capital changes[3]	1,696	1,405	5,392	5,819
Free cash flow[3]	($66)	$68	($838)	$1,082
Adjusted return on equity[3]	19%	20%	17%	22%

Operating Data

Gold
Gold produced (000s ounces)[4]	2,019	1,814	7,421	7,676
Gold sold (000s ounces)	2,027	1,865	7,292	7,550
Realized price ($ per ounce)[3]	$ 1,714	$ 1,664	$ 1,669	$ 1,578
Total cash costs ($ per ounce)[3]	$ 584	$ 505	$ 584	$ 460
All-in sustaining cash costs ($ per ounce)[3]	$ 972	$ 826	$ 945	$ 752

Copper
Copper produced (millions of pounds)	130	143	468	451
Copper sold (millions of pounds)	154	135	472	444
Realized price ($ per pound)[3]	$ 3.54	$ 3.69	$ 3.57	$ 3.82
C1 cash costs ($ per pound)[3]	$ 2.07	$ 1.96	$ 2.17	$ 1.71
[1]	Net earnings represent net income attributable to the equity holders of the Company.
[2]	Calculated using weighted average number of shares outstanding under the basic method.
[3]

Adjusted net earnings, adjusted EPS, EBITDA, adjusted EBITDA, adjusted operating cash flow, adjusted operating cash flow before working capital changes, free cash flow, adjusted return on equity, realized price, total cash costs, all-in sustaining cash costs and C1 cash costs are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 60 - 67 of this MD&A.

[4]	We sold our 20.4% investment in Highland Gold with an effective date of April 26, 2012. Production includes our equity share of gold production at Highland Gold up to that date.

Key Highlights:

•

Net losses for 2012 were $665 million, compared to net earnings in the prior year of $4.5 billion. The decrease reflects the impact of impairment charges of $4.4 billion (net of tax effects), which includes $3.8 billion in after-tax impairment charges attributable to our copper business, primarily due to asset impairment charges at Lumwana, higher gold and copper cost of sales, lower gold sales volumes and lower realized copper prices, partially offset by higher realized gold prices and higher copper sales volumes as well as lower income tax expense. Adjusted net earnings for 2012 were $3,827 million, down 18% over the prior year. The decrease primarily reflects higher gold and copper cost of sales, lower gold sales volumes and lower realized copper prices, partially offset by higher realized gold prices, higher copper sales volumes and lower income tax expense.

BARRICK YEAR-END 2012	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Gold production for 2012 was 7.4 million ounces, down slightly from the prior year, due to lower production in South America, Australia Pacific and ABG, partially offset by increased production in North America. Total cash costs for 2012 were $584 per ounce, up 27% over the prior year. The increase reflects higher direct mining costs, particularly higher labor, energy, maintenance and consumable costs, as well as the impact of lower production levels in South America, our lowest cost producer, which resulted in higher consolidated unit production costs.

•

Copper production for 2012 was 468 million pounds, up 4% over the prior year, primarily due to the inclusion of a full year production from Lumwana, compared to only seven months in the comparable prior year period, partially offset by lower production at Zaldívar. Copper C1 cash costs for 2012 were $2.17 per pound, up 27% over the prior year. The increase reflects higher unit production costs at Lumwana.

•

Significant adjusting items (net of tax effects) in 2012 include: impairment charges of $4.4 billion, which includes $3.8 billion in after-tax impairment charges attributable to our copper business, primarily due to asset impairment charges at Lumwana - refer to discussion about Lumwana in the Key Business Developments section of this MD&A on page 20 for further details; asset impairment charges on various properties in our oil & gas business unit ($155 million); asset impairment charges on an exploration property in Papua New Guinea ($141 million); write-down of our investment in Reko Diq ($120 million - refer to the discussion regarding Reko Diq on page 22 of this MD&A for more information); and a write-down of our investment in Highland Gold ($84 million), partially offset by $83 million in tax adjustments not related to current period earnings and $37 million in unrealized gains on non-hedge derivative instruments.

•

Operating cash flow for 2012 was $5,439 million, up 2% over the prior year. The increase in operating cash flow primarily reflects a decrease in income tax payments of $509 million, $385 million in net proceeds related to the settlement of a portion of our Australian dollar hedge positions and a decrease in net working capital outflows, partially offset by lower net earnings. Adjusted operating cash flow for 2012 was $5,156 million, down 9% over the prior year. Adjusted operating cash flow was affected by the same factors as operating cash flow and removes the impact of the Australian dollar hedge settlement and non-recurring tax payments of $52 million.

•

Capital expenditures were $6,369 million, up 28% over the prior year. Capital expenditures attributable to Barrick for 2012 were $5,994 million, up 30% over the prior year. The increase reflects higher project capital expenditures and an increase in minesite expansion and mine development expenditures.

•	Free cash flow for 2012 decreased by $1,920 million over the prior year, primarily reflecting lower adjusted operating cash flow and higher capital expenditures.
•

In first quarter 2012, our Board of Directors authorized a quarterly dividend of 20 cents per share, which equates to 80 cents per share on an annualized basis and represents a 33% increase from the previous quarterly dividend of 15 cents per share. Over the last six years, Barrick has had a consistent track record of returning capital to shareholders, increasing its dividends by more than 260%. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy quarterly based on our current and projected liquidity profile.

BARRICK YEAR-END 2012	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Business Developments

Lumwana

We have prepared a new life-of-mine (LOM) plan for Lumwana, which reflects information obtained from the exploration and infill drilling program that was completed late in the fourth quarter of 2012. The purpose of the drilling program was to better define the limits of mineralization and develop an updated, more comprehensive block model of the ore body for mine planning purposes. After this drilling was completed, the ore body did not meet our economic expectations. While the drilling increased reserves and defined significant additional mineralization, some at higher grades, much of it was deep and would require a significant amount of waste stripping, which makes it uneconomic based on our expected operating costs and current market copper prices. At higher copper prices, however, much of this copper will be economic and come into reserves and resources.

The new LOM plan also reflects revised operating and sustaining capital costs after results of the drill program were incorporated into a new block model for the life-of-mine plan. The revised LOM cost estimates - under present copper price assumptions - reduced expected copper production and, in turn, profitability over the mine life. As a result, we have recorded an after-tax asset impairment charge of $3.0 billion for Lumwana in the fourth quarter. We also recorded a goodwill impairment of $0.8 billion for the copper business unit for a total charge of $3.8 billion. We continue to progress a number of key initiatives to lower costs, including improvements to operating systems and processes, and a full transition to an owner maintained operation. A focus on higher utilization and productivity of the mining fleet has also been identified as one of the major opportunities to improve value. Until we can improve mining costs, and/or copper prices increase, the expansion opportunity to increase the throughput capacity of the processing plant does not meet our investment criteria. The Company will only invest capital if it generates acceptable rates of return suitable to the size of the capital investment. We will not invest capital simply to increase production.

Pascua-Lama

Pascua-Lama is a world-class resource with nearly 18 million ounces of proven and probable gold reserves, 676 million ounces of silver contained within the gold reserves, and a mine life of 25 years. It is expected to produce an average of 800,000-850,000 ounces of gold and 35 million ounces of silver in its first full five years of operation at all-in sustaining cash costs of $50-$200 per ounce1 and total cash costs of $0 to negative $150 per ounce1. Including depreciation of mine construction capital, costs are expected to be $550-$700 per ounce2.

During the fourth quarter, the cost estimate and schedule for the project was finalized. Expected total mine construction capital remains unchanged in the range of $8.0 to $8.5 billion, and includes a contingency of 15-20 percent of remaining capital. First gold production continues to be targeted for the second half of 2014. Incentives for both Fluor and Techint, our Engineering, Procurement, and Construction Management (“EPCM”) partners, are based on the completion of the project in line with this estimate and schedule.

As of December 31, 2012, approximately $4.2 billion had been spent and construction was approximately 40 percent complete, largely in line with plan. The four kilometer long tunnel which conveys the ore from Chile to Argentina was approximately 70 percent complete. Construction of the primary crusher in Chile commenced in January 2013 and in Argentina, construction of the process plant facility advanced with approximately 60 percent of structural steel erected.

In September and October 2012, two constitutional rights protection actions were filed in Chile by representatives of an indigenous community and certain other individuals, seeking the suspension of construction of the Chilean portion of the Pascua-Lama project due to alleged non-compliance with the requirements of the project’s Chilean environmental approval. Both cases have been admitted for review by the Court, with the first action proceeding towards a hearing. We intend to vigorously defend these actions.

During the fourth quarter of 2012, considerably stronger than normal winds contributed to increased dust in the open pit area. We immediately voluntarily halted pre-stripping activities in order to implement additional dust mitigation and control measures. Subsequently, regulatory authorities in Chile issued an order to suspend pre-stripping until such dust-related concerns are addressed. The project is strengthening dust mitigation and control measures, including enhanced tunnel ventilation, revised blasting fragmentation, use of more robust protective equipment and a dust monitoring

[1]

Based on first full five year average gold, silver and WTI oil price assumptions of $1,700/oz, $30/oz and $90/bbl, respectively, and assuming a Chilean peso assumption of 475:1. Does not include escalation for future inflation.

[2]	Based on first full five year average and includes mine construction capital of $8-$8.5 billion.

BARRICK YEAR-END 2012	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

system. Restrictions may also be placed on the project due to the need to repair and improve certain aspects of the water management system in Chile.

Pre-stripping is unlikely to recommence until matters related to dust and water management are resolved. To date, the suspension of pre-stripping has not altered our target of first production in the second half of 2014. However, the outcomes of the regulatory processes, and of constitutional rights protection actions, are uncertain. We will continue to assess the potential for impacts on the timing of first gold production.

Pueblo Viejo

In the fourth quarter, pre-commercial production from the new Pueblo Viejo mine was 65,000 ounces (Barrick’s 60 percent share), while plant commissioning advanced. In January 2013, the mine achieved commercial production. Modifications to one of the four autoclaves were carried out in December 2012 to implement design improvements and allow for higher throughputs, and are expected to be completed on the remaining three autoclaves in the first half of 2013. For 2013, Barrick’s share of production from Pueblo Viejo is anticipated to be 500,000-650,000 ounces at all-in sustaining cash costs of $525-$575 per ounce3 and total cash cost of $375-$425 per ounce3. The mine is expected to ramp up to full capacity in the second half of the year. Barrick’s share of average annual gold production in the first full five years of operation is anticipated to be 625,000-675,000 ounces at all-in sustaining cash costs of $500-$600 per ounce4, total cash costs of $300-$350 per ounce3. Including depreciation of mine construction capital, costs are expected to be $650-$750 per ounce5. A 215 MW dual fuel power plant at an estimated cost of approximately $180 million (Barrick’s 60 percent share) is expected to commence operations in 2013 utilizing heavy fuel oil, but have the ability to subsequently transition to lower cost liquid natural gas.

Certain members of the Dominican Republic (“DR”) congress, including the President of the Chamber of Deputies, have expressed a desire to amend the Special Lease Agreement (“SLA”) to accelerate and increase the benefits that the DR will derive from the Pueblo Viejo mine. The SLA, which provides for substantial benefits to the DR, including royalties, taxes, in addition to the other benefits such as employment and purchasing of goods and services, was approved by Congress in 2009 and

[3]	Actual results will vary depending on how the ramp-up progresses.
[4]	Based on first full five year average and gold and WTI oil price assumptions of $1,700/oz and $90/bbl, respectively. Does not include escalation for future inflation.
[5]	Based on first full five year average and includes mine construction capital of $3.7 billion.

cannot be unilaterally altered. However, the Company, while reserving its rights under the SLA, has engaged in dialogue with representatives of the government with a view to achieving a mutually acceptable outcome. At this time, the outcome of the dialogue is uncertain, but any amendments to the SLA could impact the overall economics.

Jabal Sayid

Construction of the processing infrastructure for the Jabal Sayid copper mine in Saudi Arabia was completed in third quarter 2012, but commissioning was delayed when the company received notification from the HCIS ministry that the mine site was not in compliance with the recently introduced safety and security standards. Following receipt of the notification, all explosives were removed from the site and a dedicated EPCM team has been working towards, and making progress towards, achieving full compliance with these standards in a process that is expected to take until 2014 and cost approximately $100 million. In the meantime, the number of employees at site has been reduced to minimize holding costs and management is using 2013 to complete a hauling/hoisting optimization study with the goal of improving LOM cash flow from the mine when it comes into production in 2014.

Once Jabal Sayid comes into production, the average annual copper output in concentrate is expected to be 100-130 million pounds at C1 cash costs of $1.50 -$1.70 per pound6 in its first full five years of operation.

Since the Company acquired its interest in the Jabal Sayid project through its acquisition of Equinox Minerals in 2011, the Deputy Ministry for Mineral Resources (DMMR), which oversees the mining license, has questioned whether such change in the indirect ownership of the project, as well as previous changes in ownership, required the prior consent of DMMR. In December 2012, DMMR required the project to cease commissioning of the plant using stockpiled ore, citing alleged noncompliances with the mining investment law and the mining license, and, in January 2013, required related companies to cease exploration activities, citing noncompliance with the law and the exploration licenses related to the ownership changes. The Company does not believe that such consent was required as a matter of law, but has responded to requests of DMMR, including through the provision of additional guarantees and undertakings, and stated its firm desire to fully satisfy any related requirements of DMMR.

[6]	Does not include escalation for future inflation.

BARRICK YEAR-END 2012	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reko Diq

In fourth quarter 2012, we recorded a write-down of $120 million related to our investment in Tethyan Copper Company (“TCC”), which holds our interest in the Reko Diq project, due to political, legal, and regulatory uncertainties, particularly in regard to Pakistan and the Province of Balochistan. This write-down has been taken without prejudice to the legal remedies that may be obtained through the ongoing arbitration proceedings brought by TCC against the Government of Pakistan with the International Centre for Settlement of Investment Disputes asserting breaches of the Bilateral Investment Treaty between Australia (where TCC is incorporated) and Pakistan, and another against the Province of Balochistan with the International Chamber of Commerce asserting breaches of the joint venture agreement between TCC and Balochistan.

Other developments

In January 2013, we confirmed that we have commenced a process to potentially divest Barrick Energy as part of our ongoing global portfolio optimization in accordance with our disciplined capital allocation framework.

In January 2013, we also announced that we are no longer in discussions with China National Gold regarding the possible sale of our 73.9% equity interest in ABG.

Outlook for 2013

2013 Guidance Summary

	2012 Actual	2013 Guidance
Gold production and costs
Production (millions of ounces)[1]	7.4	7.0 - 7.4
Cost of sales[2]	6,210	6,700 - 7,000
Gold unit production costs
All-in sustaining cash costs ($ per ounce) [3]	945	1,000 - 1,100
Total cash costs ($ per ounce)[4]	584	610 - 660
Depreciation ($ per ounce)[5]	191	210 - 220
Copper production and costs
Production (millions of pounds)	468	480 - 540
Cost of sales[6]	1,279	1,200 - 1,400
Copper unit production costs
C1 cash costs ($ per pound)	2.17	2.10 - 2.30
Depreciation ($ per pound)	0.46	0.30 - 0.40
C3 fully allocated costs ($ per pound)	2.97	2.60 - 2.85
Exploration and evaluation expense	429	280 - 300
Exploration	293	220 - 230
Evaluation	136	60 - 70
Corporate administration	195	160 - 180
Other Expense[7]	633	420 - 440
Finance costs	177	425 - 450
Capitalized interest	547	380 - 400
Capital expenditures:
Minesite sustaining	1,281	1,000 - 1,100
Mine development	1,071	1,200 - 1,300
Minesite expansion	612	800 - 900
Projects - initial capital	2,353	2,400 - 2,600
Projects - infrastructure	130	300 - 400
Total capital expenditures	5,447	5,700 - 6,300
Effective income tax rate	32%	30%
Key Assumptions
Gold Price ($/ounce)		$1,700
Copper Price ($/pound)		$3.50
Silver Price ($/ounce)		$32
Oil Price ($/barrel)		$90
AUD Exchange Rate		$1.00
CLP Exchange Rate		475

[1]	Guidance for gold production reflects Barrick’s equity share of production from ABG (73.9%) and Pueblo Viejo (60%).
[2]

Cost of sales applicable to gold includes depreciation expense and cost of sales applicable to the non-controlling equity interests in ABG and Pueblo Viejo. Cost of sales guidance does not include proceeds from by-product metal sales or the net contribution from Barrick Energy, whereas guidance for total cash costs does reflect these items.

[3]

Beginning in 2013, we are adopting an all-in sustaining cash costs measure that better reflects the full cost of producing gold from our current operations (see page 62 of this MD&A for further details).

[4]

2013E total cash costs reflects an amendment to our accounting policy on production phase stripping costs as a result of the implementation of IFRIC 20 (see page 54 of the MD&A for further details.) The implementation of IFRIC 20 will result in an increase in the amount of stripping costs that are capitalized (as mine development) and a corresponding decrease in total cash costs. Our 2012 total cash costs, restated for the change in accounting policy, are estimated to be about $560 per ounce and mine development expenditures were higher by about $430 million. Total cash costs includes expected

BARRICK YEAR-END 2012	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

proceeds of approximately $306 million (2012: $140 million) from the sale of by-product metals and the net contribution of approximately $105 million from Barrick Energy (2012: $90 million).
[5]	Includes depreciation expense related to Barrick Energy.
[6]	Cost of sales applicable to copper includes depreciation expense.
[7]

Other expense includes RBU segment administration costs of $180-$200 million (2012: $222 million). Other expense is expected to be lower in 2013 as 2012 costs include adjusted items of approximately $118 million in adjusting items that we excluded from our definition of adjusted net earnings, primarily due to amounts attributable to foreign currency translation losses on working capital balances and the effect of discount rate changes on environmental provisions at closed sites.

2013 Guidance Analysis

Production

We prepare estimates of future production based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production may vary from these estimates due to a number of operational factors, including whether the volume and/or grade of ore mined differs from estimates, which could occur because of changing mining rates, ore dilution, varying metallurgical and other ore characteristics, and/or short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Certain non-operating factors may also cause actual production to vary from guidance, including litigation, regulatory and political risk, the regulatory environment and the impact of global economic conditions. Mining rates are also impacted by various risks and hazards inherent at each operation, including natural phenomena, such as inclement weather conditions, floods and earthquakes, geotechnical and unexpected civil disturbances, labor shortages or strikes.

We expect 2013 gold production to be about 7.0 to 7.4 million ounces. Our gold production mix is expected to change as a result of higher production in North America, which is offset by lower production in South America. The production mix within North America is also expected to change due to the ramp-up of Pueblo Viejo to full production in the second half of 2013, partially offset by reduced production from Goldstrike and Cortez. At Goldstrike, lower production is attributable to lower grade and lower tons processed, primarily due to reduced autoclave capacity due to construction activity related to the thiosulfate project (refer to page 39 for further details regarding this project). At Cortez, lower production is expected due to lower average head grades and a change in the mix of ore processed to more heap leach tons, which have lower recovery rates.

South American production is expected to be lower than 2012 levels, primarily due to lower production at Veladero and Lagunas Norte. At Veladero, lower production is a result of mining less ore tons at lower average grades and an increase in waste tons mined as a result of a higher stripping ratio in 2013. At Lagunas Norte, lower production is due to lower average ore grades and lower expected recovery rates as a result of the mining of a higher percentage of sulfide ore. Production at Australia Pacific is expected to be consistent with 2012 levels and production at ABG is expected to be slightly lower than 2012, primarily due to lower than expected ore tons mined at Bulyanhulu combined with the expected closure of Tulawaka in the second quarter.

Copper production is expected to increase from 468 million pounds in 2012 to about 480 to 540 million pounds in 2013, due to higher production from Lumwana. Higher production at Lumwana is expected as a result of the processing of more tons at higher average ore grades. The increase in tons processed reflects higher plant throughput in 2013 as a result of a larger fleet and improved utilization and availability of equipment. Production at Zaldívar is expected to remain at levels similar to 2012.

Revenues

Revenues include consolidated sales of gold, copper, oil and metal by-products. Revenues from oil and metal by-products are reflected in our guidance for total cash costs. Revenues from gold and copper reported in 2013 will reflect the sale of production at market gold and copper prices and the impact of our copper collar contracts, where we have put in place floor protection on approximately 50% of our expected copper production in 2013 at an average floor price of $3.50 per pound. In addition, we have sold an equal amount of call options at an average price of $4.25 per pound. Barrick does not provide guidance on 2013 gold and copper prices, but we have assumed a gold price of $1,700 per ounce and a copper price of $3.50 per pound for the purpose of preparing our internal plans.

Cost of Sales, Total Cash Costs and All-in Sustaining Cash Costs

We prepare estimates of cost of sales, total cash costs and all-in sustaining cash costs based on expected costs associated with mine plans that reflect the expected method by which we will mine reserves at each site. Cost of sales, total cash costs and all-in sustaining cash costs per ounce/pound are also affected by ore metallurgy that impacts gold and copper recovery rates, labor costs, the cost of mining supplies and services, foreign currency exchange rates and stripping costs incurred during the production phase of the mine. In the normal course of our operations, we attempt to manage each of these risks to

BARRICK YEAR-END 2012	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

mitigate, where possible, the effect they have on our operating results.

Cost of sales applicable to gold is expected to be in the range of $6.7 to $7.0 billion, compared to $6.2 billion in 2012. The increase is primarily due to the commencement of operations at Pueblo Viejo, combined with higher direct mining costs, particularly higher labor, power, energy, maintenance and consumable costs, due to an increase in total tons mined and processed in 2013 compared to the prior year.

Total cash costs are expected to be in the range of $610 to $660 per ounce, up from $584 per ounce in 2012. The increase in total cash costs is primarily due to the impact of an increase in tons mined and processed in order to offset the impact of lower ore grades on production levels, particularly in North America and South America. Higher tonnage production in 2013 requires increased amounts of labor, power, energy and maintenance and consumables compared to the prior year. Other cost pressures include the increase in our effective Australian dollar hedge rates from 2012 to 2013.

Beginning in 2013, we are adopting an all-in sustaining cash costs measure that better reflects the full cost of producing gold from our current operations. All-in sustaining cash costs are expected to be in the range of $1,000 - $1,100 per ounce for gold, up from $945 per ounce in 2012. The increase principally reflects the increase in total cash costs per ounce sold from $584 per ounce to our expected range of $610 - $660 per ounce. For comparison purposes, we have provided our all-in sustaining cash costs figure for 2012 in the table below:

($ per ounce)
For the year ended December 31	2012
Total cash costs	$584
Minesite sustaining capital expenditures	155
Mine development expenditures	114
Corporate administration applicable to gold segments	51
Exploration and evaluation	21
Environmental rehabilitation costs	20
All-in sustaining cash costs	$945

Cost of sales applicable to copper is expected to be in the range of $1,200 to $1,400 million, compared to $1,279 million in the prior year. The increase primarily reflects the increase in expected production levels. C1 cash costs are expected to be in the range of $2.10 to $2.30 per pound for copper, as compared to C1 cash costs of $2.17 per pound in 2012. C3 cash costs are expected to be in the range of $2.60 - $2.85 as compared to C3 costs of $2.97 per pound in 2012.

Exploration and Evaluation

We expect to expense approximately $280 to $300 million of Exploration and Evaluation (E&E) expenditures in 2013. Costs primarily reflect ongoing programs at Cortez, Cerro Casale, Veladero, and Jabal Sayid.

Finance Costs

Finance costs primarily represent interest expense on long-term debt. We expect higher finance costs in 2013, primarily due to lower capitalized interest at Pueblo Viejo following commencement of commercial production in 2013, and at Lumwana as a result of the deferral of the expansion plan.

Capital Expenditures

Total capital expenditures for 2013 are expected to be in the range of $5.7 to $6.3 billion, compared to $5.4 billion in 2012. The expected increase is primarily related to an amendment to our accounting policy on production phase stripping costs as a result of the implementation of IFRIC 20 in 2013. The adoption of IFRIC 20 will result in an increase in capitalized stripping costs (2012: estimated to be about $430 million). In addition, capital expenditures were about $300 million less than expected in 2012 due to timing delays with respect to the completion of certain projects and initiatives, which have resulted in a shift in the outlays into 2013. Excluding the impact of the change in accounting policy and the timing impact of the deferral of some 2012 expenditures, expected capital expenditures in 2013 are in line with our budgeted 2012 levels. Increases in project expenditures and mine expansion expenditures are expected to be offset by a decrease in sustaining expenditures, which reflects our ongoing cost reduction efforts.

Minesite Sustaining

Sustaining capital expenditures are expected to decrease from 2012 expenditure levels of $1,281 million to about $1,000 to $1,100 million, mainly due to the completion of various projects in North America in 2012 related to infrastructure and tailings facility construction, mainly at Cortez, partially offset by the inclusion of a full year of sustaining capital expenditures at Pueblo Viejo.

Mine development

Mine development capital expenditures include capitalized waste stripping costs at our open pit mines, underground mine development and exploration and evaluation expenditures that meet our criteria for capitalization. In 2013, mine development expenditures are expected to be in the range of $1,200 million to

BARRICK YEAR-END 2012	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

$1,300 million, up from $1,071 million in 2012. This increase is primarily due to the change in our accounting policy on production phase stripping costs. Capitalized stripping and underground development expenditures in 2013 are largely attributable to significant waste stripping activity at Bald Mountain, Cortez, Goldstrike, Porgera, Veladero and Cowal.

Minesite Expansion

The expected increase in expansion capital relates to various projects to increase production compared to current LOM levels at Goldstrike and Turquoise Ridge in North America, Lagunas Norte in South America and at ABG’s Bulyanhulu mine. Minesite expansion expenditures also include capitalized expenditures related to the Goldrush project that were expensed in 2012.

Project Capital Expenditures

($ millions)	2012 Actual	2013 Guidance
Projects - initial capital
Pascua-Lama	$1,809	$2,200 - $2,400
Pueblo Viejo (60% basis)	367	~$40
Cerro Casale (75% basis)	32	~$20
Jabal Sayid	145	~100
	$2,353	$2,400 - $2,600
Projects - infrastructure
Pascua-Lama	$8	$250 - $325
Pueblo Viejo (60% basis)	122	$50 - $75
	$130	$300 - $400

Projects - Initial Capital

Projects - initial capital expenditures reflect capital expenditures related to the initial construction of the project. The initial capital reflects the amounts included in our estimate of initial construction costs that we provide external guidance on. It reflects all of the expenditures required to bring the project into operation and achieve commercial production levels. In 2013 we expect our share of initial capital costs on our projects to be in the range of $2,400 to $2,600 million, in line with capital costs of $2,353 million in 2012. This reflects an increase in the construction activity at Pascua-Lama, partly offset by lower project capital expenditures at Pueblo Viejo following the commencement of commercial production in early 2013.

Projects - Infrastructure

Projects - infrastructure capital expenditures reflect expenditures on mine site infrastructure that were not included in the initial construction budget of the project. These expenditures are not necessary to achieve initial commercial production but are required to support the long-term sustainability of the operation. In 2013, these expenditures include the completion of the dual fuel power plant at Pueblo Viejo, as well as expenditures at Pascua-Lama related to the second primary crusher and other site infrastructure. The Pascua-Lama expenditures were originally expected to be incurred after the start-up of commercial production, but have now been advanced in order to take advantage of construction synergies.

Income Taxes

Our underlying expected effective tax rate of 30% excludes the impact of currency translation gains/losses and changes in the recognition of deferred tax assets.

Based on our current outlook assumptions, cash tax payments in 2013 are expected to be consistent with 2012. Cash tax payments in 2013 are expected to be the highest in the second quarter due to the settlement of some 2012 liabilities and operating cash flow will be reduced accordingly.

BARRICK YEAR-END 2012	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook Assumptions and Economic Sensitivity Analysis

	2013 Guidance Assumption		Hypothetical Change	Impact on Total Cash Costs	Impact on EBITDA (millions)
Gold revenue	$1,700/oz	[1]	$50/oz	n/a	$350 - $370
Copper revenue[2]	$3.50/lb	[1]	+ $0.25/lb	n/a	$120 - $130
	$3.50/lb	[1]	- $0.25/lb	n/a	$60 - $70
Gold total cash costs
Gold price effect on royalties	$1,700/oz		$50/oz	$1.30/oz	$10
WTI crude oil price[3]	$90/bbl		$10/bbl	$1.25/oz	$9
Australian dollar exchange rate[3]	1 : 1		10%	$11/oz	$80
Copper C1 cash costs
WTI crude oil price[3]	$90/bbl		$10/bbl	$-	$1
Chilean peso exchange rate[3]	475 : 1		10%	$-	$-

[1]	We have assumed a gold price of $1,700 per ounce and copper price of $3.50/lb, which are in line with current market prices.
[2]

Utilizing option collar strategies, the Company has protected the downside on approximately 50 percent of its expected 2013 copper production at an average price of $3.50 per pound and can participate on the same amount up to an average price of $4.25 per pound.

[3]	Due to hedging activities we are largely protected against changes in these factors.

Exploration and Mineral Reserves and Mineral Resources Update7

Exploration

Barrick’s exploration strategy is aligned with its business objectives. It involves having a balanced approach to increasing profitable production through acquisitions, project development and new discoveries. It employs a three-fold approach:

1.	Looking for the next flagship deposit - we have a measured and disciplined approach to monitoring and exploring for flagship deposits with the potential to materially grow our production profile;
2.

Replacing and adding resources at existing operations and development projects - we add value by aggressively exploring around our existing operations where we can quickly monetize the ounces we find; and

3.	Working closely with Corporate Development - to help identify the best assets with early opportunity and upside potential.

The 2013 exploration budget guidance is $400 to $4408 million, of which approximately 45 percent will be capitalized. While this represents a reduction from 2012, it is focused on quality, priority projects and is in line with our disciplined capital allocation approach. It is still a substantial budget and supports a strong pipeline of

[7]	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 142 to 147 of this Financial Report.
[8]	Barrick’s exploration programs are designed and conducted under the supervision of Robert Krcmarov, Senior Vice President, Global Exploration of Barrick.

projects, and is weighted towards near-term resource additions and conversion at our existing mines where we believe there is excellent potential to make new discoveries and to expand reserves and resources. The budget also provides support for earlier stage exploration in our operating districts and a smaller percentage of the budget is directed at emerging areas in order to generate quality projects for future years. North America will be allocated approximately 50 percent of the budget, the majority of which is targeted for Nevada. Australia Pacific will receive about 18 percent of the budget, copper will be allocated about 16 percent and South America about 14 percent, with the balance going to ABG.

BARRICK YEAR-END 2012	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Our key exploration efforts in 2013 are focused on Goldrush and the Cortez District, which are described below in further detail.

Goldrush and Cortez District

In Nevada, drilling in 2012 doubled and upgraded the resource base at Goldrush. The updated measured and indicated resource of 8.4 million ounces represents more than a 500 percent increase from 2011. Additionally, there are 5.7 million ounces in the inferred category. The footprint of the deposit has more than doubled to greater than seven kilometers, and the system still remains open in multiple directions. As this project advances through prefeasibility, a number of development options are being considered, including open pit mining, underground mining, or a combination of both. In addition, shallow mineralization has been encountered to the west, and high grade mineralization has been encountered to the north, which provides flexibility on mining and development options.

The greater Cortez area contains substantial district-scale opportunities, including a new parallel exploration trend identified to the west of Goldrush, and the northern, eastern and southern extensions of the Goldrush system. Exploration drilling programs will be focused on growing and upgrading the resource base, delineating the extent of the system and exploring the potential for extensions to the north and south. In addition, the potential of the newly identified parallel trend to the west will be assessed. A scoping study has been recently completed, and a prefeasibility study is underway parallel with continuing exploration work and technical studies. This district is a cornerstone of Barrick’s current and future success and is located in a mining area well provided with significant infrastructure and expertise.

Mineral Reserves and Mineral Resources update 9

We replaced proven and probable gold reserves for the seventh straight year to an industry-leading 140.2 million ounces10 at the end of 2012, based on a $1,50011 per

[9]	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 142 to 147 of this Financial Report.
[10]

Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, approximately 1.98 million ounces of reserves at Pueblo Viejo (Barrick’s 60% interest) is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 142 to 147 of Barrick’s 2012 Year-End Report.

[11]	Reserves at Round Mountain have been calculated using a long-term average gold price of $1,200 per ounce.

ounce gold price. The increase primarily reflects reserve additions at Cortez, Granny Smith, Goldstrike, Cowal and Turquoise Ridge partially offset by a decrease in Ruby Hill, North Mara and Pierina. Contained silver within reported gold reserves is 1 billion ounces.

Measured and indicated gold mineral resources increased by 3% to 83.0 million ounces and inferred gold mineral resources decreased by 11% to 35.6 million ounces based on an assumed gold price of $1,650 per ounce.

Proven and probable copper reserves increased by 1.2 billion pounds to 13.9 billion pounds, based on a $3.00 per pound copper price. Measured and indicated copper resources decreased by 33% to 10.3 billion pounds and inferred copper resources decreased by 97% to 0.5 billion pounds based on a $3.50 per pound copper price, due to the exclusion of Reko Diq from our 2012 resources.

Replacing gold and copper reserves depleted by production year over year is necessary in order to maintain production levels over the long term. If depletion of reserves exceeds discoveries over the long term, then we may not be able to sustain gold and copper production levels. Reserves can be replaced by expanding known ore bodies, acquiring mines or properties or discovering new deposits. Once a site with gold or copper mineralization is discovered, it takes many years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to permit and construct mining and processing facilities.

BARRICK YEAR-END 2012	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise Risk Management Approach

We believe that an enterprise-wide approach to risk management allows us to efficiently and effectively consolidate risks so that they can be prioritized and addressed at the appropriate level with optimal resources. Consequently, we have established an enterprise risk management (“ERM”) process for identifying, evaluating and managing company-wide risks. While risk is an inherent component of our business, we believe that effective risk management can enhance our ability to deliver on our overall vision and meet our strategic objectives. The key objectives of our ERM program are:

•	Adopt appropriate processes to identify and effectively manage risk company-wide;
•	Ensure that leadership at all levels of the organization understand their risks;
•	Facilitate the integration of mitigation strategies for the top priority risks into the company strategy and business plans; and
•	Provide regular updates on the mitigation strategies for the top priority enterprise risks to the senior leadership team (“SLT”).

We have provided a description of some of the key risks facing the Company throughout this MD&A. For a complete discussion of the most significant risks, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Market Overview

Gold and Copper

The market prices of gold and copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders. The prices of gold and copper are subject to volatile price movements over short periods of time and are affected by numerous industry and macroeconomic factors that are beyond our control. Gold price volatility remained high in 2012, with the price ranging from $1,527 per ounce to $1,796 per ounce. The average market price for the year of $1,669 per ounce was an all-time record high and represented an increase of 6% over 2011. Gold has continued to attract investor interest through its role as a safe haven investment, store of value and alternative to fiat currency due to concerns over global economic growth, geopolitical issues, sovereign debt and deficit levels, bank stability, future inflation prospects, and continuing accommodative monetary policies put in place by many of the world’s central banks. In particular, the current monetary policies of the US Federal Reserve have a significant impact on the price of gold. In 2012, it announced that it would purchase $40 billion per month of agency mortgage-backed securities and $45 billion per month of longer-term Treasury securities in order to support a stronger economic recovery until the outlook for the labor market improves substantially. The continuing uncertain macroeconomic environment and loose monetary policies, together with the limited choice of alternative safe haven investments, is supportive of continued strong investment demand. Throughout 2012, we have continued to see increased interest in holding gold as an investment. This was evidenced by the growth in Exchange Traded Funds (“ETFs”), which increased by 10 million ounces to a total of 89 million ounces, as well as the worldwide demand for physical gold in forms such as bars and coins. Physical demand for gold for jewelry and other uses also remains a significant driver of the overall gold market. A continuation of these trends is supportive of higher gold prices.

Source: UBS

BARRICK YEAR-END 2012	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

Source: Thomson Reuters GFMS

Gold prices also continue to be influenced by long-term trends in global gold mine production and the impact of central bank gold activities. Gold production has increased in recent years with the extension of the lives of older mines due to the rising gold price. The time requirement to bring projects to the production stage and the increasing costs and risks of building a mine, including concerns of resource nationalism and lengthened permitting processes, are expected to slow the pace of new production in future years.

In the third year of the Central Bank Gold Agreement (“CBGA”), which ended in September 2012, the signatory members sold 6 tonnes of gold, or less than 2% of the maximum agreed amount. In addition, for the third consecutive year, global central banks were net buyers of gold in 2012, with the central banks of Turkey, Russia, the Philippines, Kazakhstan, Brazil, Mexico and South Korea, among others, adding to their gold reserves.

Source: World Gold Council and Thomson Reuters GFMS

The reserve gold holdings as a percentage of total reserves of emerging market countries, such as the BRIC countries (Brazil, Russia, India, and China), are significantly lower than other developed countries. The central banks of these developing economies hold a significant portion of their reserves in US dollar government assets and, as they identify a need to diversify their portfolio and reduce their exposure to the US dollar, we believe that gold will be one of the main beneficiaries. In conjunction with the very low amount of gold sold under the CBGA quota, which is expected to continue in the current year of the agreement, the net purchases of gold by global central banks provide a strong indication that gold is viewed as a reserve asset and a de facto currency.

Source: World Gold Council

During 2012, London Metals Exchange (“LME”) copper prices traded in a range of $3.27 to $3.98 per pound, averaged $3.61 per pound, and closed the year at $3.59 per pound. Copper’s strength lies mainly in strong physical demand from emerging markets, especially China, which has resulted in a physical deficit in recent years. In addition, there has been significant investor interest in base metals with strong forward-looking supply/demand fundamentals. Copper prices should continue to be influenced by demand from Asia, global economic growth, the limited availability of scrap metal and production levels of mines and smelters in the future.

Utilizing option collar strategies, including positions added subsequent to year end, the Company has protected the downside on approximately 50% of our expected 2013 copper production at an average floor price of $3.50 per pound and can participate on the same amount up to an average price of $4.25 per pound. Our realized price on all 2013 copper production is expected to be reduced by approximately $0.04 per

BARRICK YEAR-END 2012	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

pound as a result of the net premium paid on option hedging strategies. Our remaining copper production is subject to market prices.

Silver

Silver traded in a wide range of $26.16 per ounce to $37.48 per ounce in 2012, averaged $31.15 per ounce and closed the year at $29.95 per ounce. The physical silver market is currently in surplus, but investor interest continues to be price supportive and continuing global economic growth is expected to improve industrial demand.

Silver prices do not significantly impact our current operating earnings, cash flows or gold total cash costs. Silver prices do have a significant impact on the estimated fair value and the overall economics (including the estimated rate of return we expect to earn on our invested capital) for our Pascua-Lama project, which is currently in the construction phase. In the first five full years of production, Pascua-Lama is expected to produce an average of 35 million ounces of silver per annum.

In 2009, we entered into a transaction with Silver Wheaton Corp. (“Silver Wheaton”) whereby we sold 25% of the life of mine Pascua-Lama silver production from the later of January 1, 2014 or completion of project construction, and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until that time. Silver Wheaton has made up-front payments totaling $625 million. Silver Wheaton will also make ongoing payments of $3.90 per ounce in cash (subject to a 1% annual inflation adjustment starting three years after completing construction at Pascua-Lama) for each ounce of silver delivered under the agreement.

Utilizing option collar strategies, we have hedge protection on a total of 65 million ounces of expected silver production from 2013 to 2018, inclusive, with an average floor price of $23 per ounce and an average ceiling price of $53 per ounce. We have paid a net premium of approximately $0.60 per ounce for these strategies.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. The largest single exposure we have is to the Australian dollar : US dollar exchange rate. We also have exposure to the Canadian dollar through a combination of Canadian mine operating costs and corporate administration costs and exposure to the Chilean peso as a result of the construction of our Pascua-Lama project and Chilean mine operating costs. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling and Argentinean peso through mine operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to protection that we have put in place through our currency hedging program. Australia, Canada and Chile each continue to emerge from the global economic crisis better than many other OECD countries. As a result, the Australian dollar, Canadian dollar and Chilean peso traded at historically strong levels during the year against the currencies of larger developed economies, including the US dollar and Euro. In 2012, the Australian dollar traded in a range of $0.96 to $1.09 against the US dollar, while the US dollar against the Canadian dollar and Chilean peso yielded ranges of $0.96 to $1.04 and CLP467 to CLP523, respectively.

About 60% of our consolidated production costs are denominated in US dollars and are not exposed to fluctuations in US dollar exchange rates. For the remaining portion, our currency hedge position allows for more accurate forecasting of our anticipated expenditures in US dollar terms and mitigates our exposure to volatility in the US dollar. Our currency hedge position has provided benefits to us in the form of

BARRICK YEAR-END 2012	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

hedge gains recorded within our operating costs when contract exchange rates are compared to prevailing market exchange rates as follows: 2012 - $336 million; 2011 - $344 million; and 2010 - $145 million. As a result of the gains from our currency hedging program, total cash costs were reduced by $46 per ounce in 2012. Also for 2012, we recorded currency hedge gains in our corporate administration costs of $20 million (2011 - $24 million and 2010 - $33 million) and capitalized additional currency hedge gains of $13 million (2011 - $64 million and 2010 - $13 million).

Our average hedge rates vary depending on when the contracts were put in place. We have hedged AUD $340 million, CAD $424 million and CLP 356 billion in 2013 for expected Australian, Canadian and Chilean operating costs, including sustaining and eligible project capital expenditures and Canadian corporate administrative costs at average rates of $0.96, $1.02 and 514, respectively. During 2012, with the Australian dollar trading at historically elevated levels against the US dollar, and based on our currency outlook, the Company opportunistically unwound approximately AUD $2.6 billion of our Australian dollar hedges at an average spot rate of 1.05. We realized net cash proceeds of approximately $0.5 billion upon the settlement of these contracts. The corresponding accounting gains are recognized in the consolidated statement of income based on the original hedge contract maturity dates, which range until 2014, with remaining locked-in gains of approximately $280 million and $109 million, positively impacting our total reported cash costs in 2013 and 2014, respectively. However, we now have greater exposure to fluctuations in the price of the Australian dollar, which will have a negative impact on our reported total cash costs should the Australian dollar strengthen and a positive impact should the Australian dollar weaken. For 2013, every $0.01 movement in the Australian dollar will have an impact of approximately $2 per ounce on our consolidated total cash costs. Assuming December 31, 2012 market exchange rate curves and year-end spot price levels of AUD $1.04 against the US dollar and $0.99 and CLP479 for the US dollar against the Canadian dollar and Chilean peso, respectively, we expect to record gains of approximately $270 million against operating costs in 2013, primarily related to previously unwound Australian dollar hedges, or about $37 per ounce based on total forecasted 2013 production. Additionally, we expect to record gains of approximately $15 million against administrative costs, $25 million against capital expenditures and a further $30 million of non-hedge gains. Beyond 2013, we have hedge protection in place for about AUD $1.5 billion at an average rate of $0.92 and about CLP 356 billion at an average rate of 510 between 2014 and 2016. Further information on our currency hedge positions is included in note 23 to the consolidated financial statements.

AUD Currency Contracts
	Contracts (AUD millions)	Effective Average Hedge Rate (AUDUSD)	% of Total Expected AUD Exposure[2] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized OCI [1] (USD millions)
2013	340	0.96	19%	24%	280
2014	338	0.92	18%	23%	109
2015	707	0.92	42%	51%	-
2016	480	0.90	30%	37%	-

CAD Currency Contracts
	Contracts (CAD millions)[3]	Effective Average Hedge Rate (USDCAD)	% of Total Expected CAD Exposure[2] Hedged	% of Expected Operating Cost Exposure Hedged
2013	424	1.02	89%	100%
2014	96	1.00	19%	22%

CLP Currency Contracts
	Contracts (CLP millions)[4]	Effective Average Hedge Rate (USDCLP)	% of Total Expected CLP Exposure[2] Hedged	% of Expected Operating Cost Exposure Hedged
2013	356,175	514	100%	100%
2014	287,016	509	84%	100%
2015	78,000	513	29%	43%

[1]	$280 million will be recognized in earnings in 2013 and $109 million in 2014.
[2]	Includes all forecasted operating, administrative, sustaining and eligible project capital expenditures.
[3]	Includes $208 million CAD contracts with a cap and floor of $1.00 and $1.08, respectively.
[4]

Includes CLP 383,558 million collar contracts that are an economic hedge of operating, administrative and capital expenditures at various South American sites and at our Pascua-Lama project with a cap and floor of 514 and 572, respectively.

BARRICK YEAR-END 2012	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Fuel

For 2012, the price of West Texas Intermediate (“WTI”) crude oil traded between $77 and $111 per barrel, averaged $94 per barrel and closed the year at $92 per barrel. Concerns over global economic growth, supply and transportation issues and geopolitical tensions in certain oil producing regions combined to create volatility in the price of oil during the year.

On average we consume approximately 5 million barrels of diesel fuel annually across all our operating mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of combining the use of financial contracts and our production from Barrick Energy to effectively hedge our exposure to oil prices. We currently have financial contracts in place totaling 4.8 million barrels over the next three years, representing approximately 30% of our total estimated direct consumption. In 2012, we recorded hedge gains in earnings of $24 million on our fuel hedge positions (2011: $48 million gain and 2010: $26 million loss). Assuming market rates at the December 31, 2012 level of $92 per barrel, we expect to realize hedge gains of approximately $20 million in 2013 from our financial fuel contracts.

Financial Fuel Hedge Summary
	Barrels[1] (thousands)	Average Price	% of Expected Exposure
2013	2,354	$91	41%
2014	1,500	95	28%
2015	960	92	21%
	4,814	$93	31%

[1]	Refers to contracts for a combination of WTI, BRENT and WTI-to-BRENT swaps. As a result, our average price on hedged barrels for 2013 - 2015 is $89 per barrel on a WTI-equivalent basis.

US Dollar Interest Rates

Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced its benchmark rate to between 0% and 0.25% . The benchmark was kept at this level through 2012. In December 2012, the Federal Open Market Committee of the US Federal Reserve released a statement on monetary policy noting that the current

BARRICK YEAR-END 2012	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

0% to 0.25% range for the benchmark rate would remain appropriate at least as long as the US unemployment rate remains above 6.5%, projected inflation remains below 2.5% and longer-term inflation expectations continue to be well anchored. In addition, we expect the US Federal Reserve to continue to use monetary policy initiatives, such as purchases of agency-backed mortgage securities and longer-term Treasury securities, in an effort to keep long-term interest rates low and increase employment. We expect such initiatives to be followed by incremental increases to short-term rates once economic conditions and credit markets normalize.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.1 billion at December 31, 2012); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($2.3 billion at December 31, 2012). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

BARRICK YEAR-END 2012	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF ANNUAL FINANCIAL RESULTS

Revenue1

($ millions, except per ounce/pound data in dollars)

For the years ended December 31	2012	2011	2010
Gold
Revenue
000s oz sold	7,292	7,550	7,742
$ millions sold[2]	$ 12,564	$ 12,255	$ 9,722
Market price[3]	1,669	1,572	1,225
Realized price[3,4]	$ 1,669	$ 1,578	$ 1,228
Copper
Revenue
millions lbs sold	472	444	391
$ millions sold[2]	$ 1,689	$ 1,646	$ 1,277
Market price[3]	3.61	4.00	3.42
Realized price[3,4]	3.57	3.82	3.41
Oil & gas sales	153	177	123
Other metal sales	$ 141	$ 158	$ 135

[1]	The amounts presented in this table include the results of discontinued operations.
[2]	Represents revenues on a 100% consolidated basis.
[3]	Per ounce/pound weighted average.
[4]	Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 66 - 67 of this MD&A.

In 2012, gold and copper revenues totaled $12,564 million and $1,689 million, respectively, both up 3% compared to the prior year, primarily due to higher realized gold prices and higher copper sales volumes, partially offset by lower gold sales volumes and lower realized copper prices.

Realized gold prices of $1,669 per ounce in 2012 were up $91 per ounce, or 6%, compared to the prior year, reflecting the increase in market gold prices, which averaged $1,669 per ounce in 2012, compared to $1,572 per ounce in 2011. Realized copper prices were 7% lower than the prior year, primarily due a to 10% decrease in market copper prices.

Production Costs1

($ millions, except per ounce/pound data in dollars)

For the years ended December 31	2012	2011	2010
Cost of sales
Direct mining cost	$ 5,558	$ 4,486	$ 3,643
Depreciation	1,722	1,419	1,212
Royalty expense	374	335	276
Cost of sales - gold	6,210	5,169	4,610
Total cash costs[2,3]	584	460	409
All-in sustaining cash costs[2,3]	945	752	649
Cost of sales - copper	1,279	915	407
C1 cash costs[2,3]	$ 2.17	$ 1.71	$ 1.08

[1]	The amounts presented in this table include the results of discontinued operations.
[2]	Per ounce/pound weighted average.
[3]

Total cash cost, all-in sustaining cash costs, C1 cash costs are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 62 - 65 of this MD&A.

Cost of sales applicable to gold was $6.2 billion in 2012, up 20%, compared to the prior year. The increase reflects higher direct mining costs, particularly higher labor, energy, maintenance and consumable costs.

Total cash costs were $584 per ounce in 2012, up 27% compared to the $460 per ounce recorded in the prior year. The increase reflects the same factors impacting cost of sales applicable to gold, as well as the impact of lower production levels in South America, our lowest-cost RBU, which resulted in higher consolidated unit production costs. For the year, total cash costs per ounce were at the high end of our revised 2012 guidance range of $575 to $585 per ounce, mainly as a result of changes in our production mix.

Cost of sales applicable to copper was $1,279 million, including depreciation expense of $231 million in 2012, up 40% compared to the $915 million, including depreciation expense of $170 million, recorded in the prior year. The increase reflects the impact of including production from Lumwana beginning on June 1, 2011, and higher direct mining costs at Zaldívar, primarily due to higher power and sulfuric acid prices.

Copper C1 cash costs were $2.17 per pound in 2012, up 27% compared to $1.71 per pound in 2011 and within our most recent 2012 guidance range of $2.10 to $2.30 per pound. The increase reflects the higher direct production costs and the impact of including higher cost production from Lumwana for a full year in 2012.

BARRICK YEAR-END 2012	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Administration

($ millions)
For the years ended December 31	2012	2011	2010
Corporate administration expense	$ 195	$ 166	$ 156

Corporate administration costs were $195 million in 2012, up 17%, compared to the prior year.

Other Expense/Other Income

($ millions)
For the years ended December 31	2012	2011	2010
Operating segment administration[1]	$ 222	$ 201	$ 183
Corporate social responsibility	83	55	25
Changes in estimate of rehabilitation costs at closed mines	39	79	41
World Gold Council fees	14	9	16
Currency translation losses[2]	73	22	26
Pension and other post-retirement benefit expense	-	4	6
Severance and other restructuring costs	19	6	16
Equinox acquisition costs	-	39	-
Other expensed items	183	161	142
Total other expense	$ 633	$ 576	$ 455
Total other income	$ 69	$ 248	$ 116

[1]	Relates to general and administrative costs incurred at business unit offices.
[2]	Amounts attributable to currency translation losses on working capital balances.

Other expense was $633 million in 2012, up 10%, compared to the $576 million recorded in the prior year. The increase is primarily due to higher RBU general and administrative costs, higher corporate social responsibility costs, higher severance costs, partially offset by $39 million in acquisition-related costs for the Equinox transaction incurred in 2011.

Exploration and Evaluation

($ millions)
For the years ended December 31	2012	2011	2010
Exploration:
Minesite programs	$ 82	$ 72	$ 51
Global programs	211	145	103
Evaluation costs	136	129	75
Exploration and evaluation expense	$ 429	$ 346	$ 229

Exploration and evaluation expense was $429 million in 2012, up 24% compared to $346 million in 2011. The increase is primarily due to increased minesite and global exploration costs and an increase in evaluation expenditures. Minesite exploration expenditures increased primarily due to increased exploration activities at Cowal, Kanowna, Zaldívar and Granny Smith. Exploration expenditures for the global programs increased due to programs at Goldrush, Lumwana and Cerro Casale. The evaluation expenditures increase relates to the preparation of scoping studies at Goldrush.

Capital Expenditures1

($ millions)
For the years ended December 31	2012	2011	2010
Total project capital expenditures[2]	$ 2,616	$ 2,275	$ 1,792
minesite expansion	816	494	251
minesite sustaining	1,319	980	865
mine development	1,071	842	595
Capitalized interest	547	382	275
Total consolidated capital expenditures	6,369	4,973	3,778
Capital expenditures attributable to non-controlling interests[3]	375	375	407
Total capital expenditures attributable to Barrick	$ 5,994	$ 4,598	$ 3,371

[1]	These amounts are presented on a cash basis consistent with the amounts presented on the consolidated statement of cash flows.
[2]	On an accrual basis, our share of project capital expenditures is $2,885 million including capitalized interest.
[3]	Amount reflects our partner’s share of expenditures at the Pueblo Viejo and Cerro Casale project on a cash basis.

Capital expenditures were $6,369 million in 2012, an increase of $1,396 million, or 28%, compared to 2011. The increase is primarily due to an increase in project capital expenditures at Pascua-Lama and Jabal Sayid, partially offset by lower spend at Pueblo Viejo, and an increase in minesite expansion, minesite sustaining and mine development expenditures.

Finance Cost/Finance Income

($ millions)
For the years ended December 31	2012	2011	2010
Interest incurred	$ 690	$ 555	$ 425
Interest capitalized	(567)	(408)	(285)
Finance charges[1]	-	-	19
Accretion	54	52	21
Finance cost	$ 177	$ 199	$ 180
Finance income	$ 11	$ 13	$ 14

[1]	These amounts represent accrued financing charges on the remaining settlement obligation to close out gold sales contracts.

BARRICK YEAR-END 2012	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance costs incurred in 2012 were $177 million, compared to $199 million in the prior year. Interest costs incurred were $690 million, up 24% compared to the $555 million in the prior year. The increase in interest costs incurred primarily relates to interest incurred on debt issued and credit facilities drawn on to finance the Equinox acquisition in the second quarter 2011. Interest capitalized increased in 2012 compared to the prior year, primarily due to the increase in the carrying value of our Pueblo Viejo and Pascua-Lama projects due to ongoing construction activity. Interest capitalization at Pueblo Viejo ceased in January 2013 as the mine has achieved commercial production.

Impairment Charges

($ millions)
For the years ended December 31	2012	2011	2010
Lumwana	$ 3,016	-	-
Copper goodwill	798	-	-
Barrick Energy	155	37	-
Reko Diq	120	-	-
PV power assets	21	39	-
Saudi Exploration	23	-	-
Kainantu	141	-	-
Highland	84	-	(84)
Available for sale investments	40	85	-
Miscellaneous	27	4	11
Total after-tax impairment charges	$ 4,425	$ 165	($73)
Related income tax effects and NCI	$ 2,045	$ 70	-
Total impairment charges/(reversals)	$ 6,470	$ 235	($73)

After-tax impairment charges were $4.4 billion, compared to $165 million in 2011. The amount for 2012 primarily includes asset impairment charges at Lumwana ($3.0 billion), impairment charges relating to goodwill of our global copper business unit ($798 million), asset impairment charges on various properties in our oil & gas business ($155 million), asset impairment charges on an exploration property in Papua New Guinea ($141 million), the write-down of our investment in TCC, which holds our interest in the Reko Diq project ($120 million), a write-down of our investment in Highland Gold ($84 million) and write-downs on our available-for-sale investments ($40 million). In 2011, the impairment charges related to write-downs on our available-for-sale investments ($85 million), asset impairment charges on various properties in our oil & gas business ($37 million) and a write-down on certain power-related assets at our Pueblo Viejo project ($39 million).

Income Tax

(Percentages)
For the years ended December 31	2012	2011	2010
Effective (tax recovery) tax expense rate on ordinary (loss) income	(32%)	33%	31%
Impact of :
Net currency translation losses on deferred tax balances	5%	-	-
Tax rate changes	(2%)	-	-
Amendment in Australia	(6%)	-	(1%)
Foreign income tax assessment	(2%)	-	-
Functional currency changes	2%	-	-
Dividend withholding tax	-	1%	1%
Adjustments in respect of prior years	2%	-	-
Impairments	7%	-	-
Actual effective (tax recovery) tax expense rate	(26%)	34%	31%

Our effective tax rate on ordinary loss or income decreased from 33% to 32% in 2012, primarily due to the impact of changes in the mix of production and in the mix of taxable income in the various tax jurisdictions where we operate. The more significant items impacting income tax expense in 2012 and 2011 include the following:

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities with a carrying amount of approximately $300 million. In 2012, tax expense of $46 million primarily arose from translation losses due to the weakening of the Argentinean peso against the US dollar. In 2011 the appreciation of the Papua New Guinea kina against the US dollar, and the weakening of the Argentinean peso against the US dollar resulted in net translation gains totalling $32 million. These losses and gains are included within deferred tax expense/recovery.

Tax Rate Changes

In second quarter 2012, a tax rate change was enacted in the province of Ontario, Canada, resulting in a deferred tax recovery of $11 million.

In third quarter 2012, a tax rate change was enacted in Chile, resulting in current tax expense of $4 million and deferred tax recovery of $15 million.

Amendment in Australia

In fourth quarter 2012, amendments were made to prior year tax returns for one of our Australian consolidated tax groups, based on updated tax pool amounts from the time of the consolidation election. These amendments resulted in a current tax recovery of $44 million, and a deferred tax recovery of $14 million.

BARRICK YEAR-END 2012	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Income Tax Assessment

In second quarter 2012, a foreign income tax assessment was received which resulted in a current tax recovery of $19 million.

Functional Currency Changes

In fourth quarter 2012, we received approval to prepare certain of our Papua New Guinea tax returns using US dollar functional currency effective January 1, 2012. This approval resulted in a one-time deferred tax expense of $16 million. Going forward, the material Papua New Guinea tax return will now be filed using a US dollar functional currency.

In 2011, we filed an election in Australia to prepare certain of our Australian tax returns using US dollar functional currency effective January 1, 2011. This election resulted in a one-time deferred tax benefit of $4 million. Going forward, all material Australian tax returns will now be filed using a US dollar functional currency.

Dividend Withholding Tax

In 2011, we recorded an $87 million dollar dividend withholding current tax expense in respect of funds repatriated from foreign subsidiaries.

Peruvian Tax Court Decision

On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000. The full life of mine effect on current and deferred income tax liabilities totalling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million.

In January 2005, we received written confirmation that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.

Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, in an audit concluded in 2005, The Tax Administration in Peru (“SUNAT”) reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007, SUNAT confirmed their reassessment. We filed an appeal to the Tax Court of Peru within the statutory period.

The Tax Court decision was rendered on August 15, 2011. The Tax Court ruled in our favor on substantially all material issues. However, based on the Tax Court decision, the timing of certain deductions would differ from the position taken on filing. As a result, we would incur interest and penalties in some years and earn refund interest income in other years. SUNAT initially assessed us $100 million for this matter. However, after appeal, on February 27, 2012 an agreed amount of $52 million was paid in respect of the 2001 and 2003 taxation years. In addition, we have claimed or will claim tax refunds for the 2006 to 2009 taxation years. Reflecting what we believe is the probable amount, we recorded a current tax expense of $39 million in 2011 in respect of this matter.

On November 15, 2011, we appealed the Tax Court decision to the Judicial Court with respect to the timing of certain deductions for the Pierina mining concession. SUNAT also appealed the Tax Court decision to the Judicial Court.

Operational Overview1

	Gold				Copper
For the years ended December 31	2012	2011	% Change	2010	2012	2011	% Change	2010
Production (000s oz/millions lbs)[2]	7,421	7,676	(3%)	7,765	468	451	4%	368
Ore tons mined (millions)	163	151	8%	155	63	50	26%	48
Waste tons mined (millions)	526	569	(8%)	539	139	90	54%	24
Total tons mined (millions)	689	720	(4%)	694	202	140	44%	72
Ore tons processed (millions)	150	162	(7%)	145	71	63	13%	46
Average grade (ozs per ton/percent)	0.057	0.056	2%	0.063	0.52	0.54	(4%)	0.60

[1]	The amounts presented in this table include the results of discontinued operations.
[2]	Reflects our equity share of production.

BARRICK YEAR-END 2012	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold production in 2012 was slightly lower than the prior year, due to lower production in South America, Australia and ABG, partially offset by higher production in North America. Production of 7.4 million ounces was in line with our most recent guidance range of 7.3 to 7.5 million ounces, and within our original guidance range of 7.3 to 7.8 million ounces.

Copper production in 2012 was 4% higher than the prior year, primarily due to the inclusion of production from Lumwana which was acquired as part of the Equinox transaction on June 1, 2011. Production of 468 million pounds was above our most recent guidance of approximately 450 million pounds, primarily due to higher than expected ore grades at Lumwana in the fourth quarter 2012.

Tons Mined and Tons Processed - Gold

Total tons mined decreased in 2012 by 4%, and tons processed decreased by 7%, compared to the prior year. The decreases in tons mined were primarily due to decreased mining activity at Pierina, Golden Sunlight, and Goldstrike, partially offset by increased mining activity at Pueblo Viejo, Round Mountain and Buzwagi. The decrease in ore tons processed was primarily due to decreases at Pierina, Veladero and Round Mountain, partially offset by an increase at Bald Mountain and Ruby Hill. Higher tons were mined and processed at Bald Mountain as a result of a mine expansion which was completed towards the end of 2011.

Average Mill Head Grades - Gold

Average mill head grades increased by approximately 2% in 2012 compared to the prior year, primarily due to higher ore grades from Golden Sunlight, Cortez and Turquoise Ridge, partially offset by lower grades processed at Ruby Hill, Tulawaka and Buzwagi. In general, reserve grades have been trending downwards in recent years, partly as a result of rising gold prices which make it economic to process lower grade material.

Tons Mined and Tons Processed - Copper

Total tons mined increased in 2012 by 44%, and tons processed increased by 13%, compared to the prior year. The increases are primarily due to an increase in tons mined and tons processed at Lumwana.

[1]	All amounts presented are based on equity production.

[1]

All amounts presented based on equity production. Average mill head grades are expressed as the number of ounces of gold contained in a ton of ore processed. Reserve grade represents expected grade over the life of the mine and is calculated based on reserves reported at the end of the immediately preceding year.

Review of Operating Segments Performance

Barrick’s business is organized into seven primary business units: four regional gold businesses, a global copper business, an oil & gas business, and a Capital Projects business. Barrick’s Chief Operating Decision Maker reviews the operating results, assesses performance and makes capital allocation decisions for each of these business operations at a business unit level. Therefore, these business units are operating segments for financial reporting purposes. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Our business unit structure adds value by enabling the realization of operational efficiencies, allocating resources to individual mines/projects more effectively and understanding and managing the local business environment, including labor, consumable costs and supply and government and community relations. Income tax, corporate administration, finance income and

BARRICK YEAR-END 2012	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

North America

Summary of Financial and Operating Data

For the years ended December 31	2012	2011	% Change	2010
Total tons mined (millions)	408	410	-	396
Ore tons processed (millions)	60	61	(2%)	44
Average grade (ozs/ton)	0.067	0.065	3%	0.084
Gold produced (000s/oz)	3,493	3,382	3%	3,110
Cost of sales ($ millions)	$ 2,335	$ 1,924	21%	$ 1,812
Total cash costs (per oz)[1]	$500	$ 426	17%	$ 429
Segment income ($ millions)[2]	$ 3,250	$ 3,157	3%	$ 1,837
Segment EBITDA ($ millions)[1]	$ 3,862	$ 3,648	6%	$ 2,317
Capital expenditures ($ millions)[3]	$ 1,251	$ 854	46%	$ 603

[1]

Total cash costs and EBITDA are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 62-66 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent our share of expenditures for minesite expansion, minesite sustaining as well as mine development on a cash basis excluding capitalized interest.

Segment income for 2012 was $3,250 million, an increase of 3% over the prior year. The increase was primarily the result of a higher realized gold price and increased gold sales volume.

Gold production of 3.49 million ounces for 2012 was 3% higher than the prior year, and was within our most recent regional guidance range of 3.425 to 3.55 million ounces. Higher production was mainly due to increased production at Goldstrike, Bald Mountain and Golden Sunlight, as well as the start of production at Pueblo Viejo. These increases were partially offset by lower production at Ruby Hill, Cortez, and Hemlo.

Production at Goldstrike increased by 8% over 2011, mainly as a result of higher process throughput with an additional mill running at the autoclave facility. Construction of the thiosulfate technology project, including the retrofitting of the existing plant, as well as new installations, continued during the quarter. This project allows for continued production from the autoclaves, which were originally expected to cease operations in 2012, and brings forward production of about 3.5 million ounces in the mine plan. First gold production is expected mid-2014, with an average annual contribution of about 350 to 400 thousand ounces over the first full five years. Re-estimation of the project costs now that detailed engineering has advanced has changed the expected project cost to about $450 million compared to our previous expected project cost of about $350 million. The cost increases are primarily in the piping, structural, mechanical and electrical areas.

At Bald Mountain, production for the year was up by 73%, mainly as a result of a higher ratio of ore tons to total tons mined due to mine sequencing, as well as higher gold recovery from the leach pad. Production at Golden Sunlight increased by 58% over 2011, primarily due to the processing of higher grade ore compared to the prior year. Production at Pueblo Viejo commenced with first gold in August and added 67,000 ounces to the North America Region in 2012. Pueblo Viejo achieved commercial production in the first quarter 2013 and all pre-commercial production revenue will be offset against initial capital. At Ruby Hill, production was down by 68%, primarily as a result of the processing mix, with more lower grade, run of mine heap leach ore and less refractory ore processed in 2012 compared to the prior year. At Cortez, production for the year was down 4% from 2011 primarily due to a change in the mix of ore types processed, partially offset by a slightly higher overall head grade. Production at Hemlo decreased by 9%, primarily as a result of lower average head grades as the mine matures.

Cost of sales for 2012 increased by 21% over the prior year, primarily as a result of higher direct mining costs at Goldstrike, Cortez, and Bald Mountain, which was driven primarily by higher labor costs due to staff increases and higher average wage rates, and higher depreciation expense due to new capital assets put into service. In addition to the increase in direct mining costs, cost of sales was negatively impacted by a decrease in capitalized production phase stripping costs at Goldstrike, Cortez, Bald Mountain, and Ruby Hill. Total cash costs per ounce were $500, as compared to $426 in 2011, and were in line with our most recent regional guidance range of $475 to $525 per ounce. Total cash costs were higher in 2012 due to the increase in cost of sales, partially offset by the impact of the increase in production on unit costs.

In 2012, capital expenditures increased by 46% over the prior year, reflecting higher expansionary capital expenditures at Goldstrike, haul truck purchases and tailings expansion work at Cortez, purchase of a shovel and drill at Bald Mountain, and miscellaneous other sustaining capital expenditures across the region. These increases were partially offset by decreased capitalized stripping expenditures at Goldstrike, Cortez, Bald Mountain, and Ruby Hill.

BARRICK YEAR-END 2012	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2013, we expect gold production to be in the range of 3.55 to 3.70 million ounces. Production mix within North America is expected to change due to the ramp up of Pueblo Viejo to full production by the second half of 2013 and increased production at Ruby Hill as it moves from waste stripping to ore production. These increases will be partially offset by reduced production from Goldstrike, Cortez, and Bald Mountain. At Goldstrike, less material will be processed through the autoclaves until the thiosulfate project is completed. At Cortez, lower production is expected due to lower grades and a change in the mix of ore processed to more heap leach tons with lower recoveries. Bald Mountain production will decrease due to the impact of increased waste stripping on the availability of ore. All-in sustaining cash costs are expected to be $820-$870 per ounce and total cash costs are expected to be $495 to $545 per ounce. Cash costs will be positively impacted by lower cost ounces from Pueblo Viejo, offset by the impact of higher labor, energy and consumable costs due to an expected increase in mining activity.

South America

Summary of Financial and Operating Data

For the years ended December 31	2012	2011	% Change	2010
Total tons mined (millions)	138	162	(15%)	145
Ore tons processed (millions)	57	69	(17%)	67
Average grade (ozs/ton)	0.033	0.035	(6%)	0.039
Gold produced (000s/oz)	1,631	1,872	(13%)	2,120
Cost of sales ($ millions)	$ 1,088	$ 905	20%	$ 702
Total cash costs (per oz)[1]	$ 467	$ 358	30%	$ 208
Segment income ($ millions)[2]	$ 1,464	$ 1,906	(23%)	$ 1,782
Segment EBITDA ($ millions)[1]	$ 1,771	$ 2,121	(17%)	$ 1,996
Capital expenditures ($ millions)[3]	$ 359	$ 298	20%	$ 293

[1]

Total cash costs and EBITDA are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 62-66 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on a cash basis excluding capitalized interest.

Segment income for 2012 was $1,464 million, a decrease of 23% over the prior year. The decrease was primarily as a result of lower sales volumes and higher total cash costs, partially offset by a higher realized gold price.

Gold production of 1.63 million ounces for 2012 was 13% lower than in the prior year, but was at the upper end of our regional guidance range of 1.55 to 1.65 million ounces. The decrease in production compared to the prior year reflects lower production levels across all of our mines, particularly at Veladero. Production at Veladero decreased by 20% over 2011, primarily as a result of lower grade and fewer tons mined and crushed due to equipment availability issues.

In 2012, cost of sales increased by 20% over the prior year, primarily due to inflationary pressures on direct mining costs, with higher prices of consumables, general inflation in Argentina, particularly for labor and locally sourced purchases, and a strengthening Peruvian sol, partially offset by increased capitalized stripping costs at Veladero and the impact of lower sales volume.

Total cash costs of $467 per ounce were within our original regional guidance range of $430 to $480 per ounce. The increase in total cash costs over the prior year was mainly due to increases in cost of sales and the impact of lower production levels on unit costs.

In 2012, capital expenditures increased by 20% over the prior year, reflecting increased expansion capital at Lagunas Norte for the new leach pad and CIC plant, and increased capitalized stripping costs at Veladero, partially offset by reduced sustaining capital expenditures at Veladero and Lagunas Norte.

In 2013, we expect gold production to be in the range of 1.25 to 1.35 million ounces. Production is expected to be lower than 2012 with an increase in tons placed on the leach pads at all mines offset by the impact of lower average head grades. All-in sustaining cash costs are expected to be $875-$925 per ounce. Total gold cash costs are expected to be in the range of $550 to $600 per ounce compared to $467 per ounce in 2012. Total cash costs per ounce are expected to be higher in 2013 due to the impact of higher tonnage production, which requires increased usage of equipment and consumables. Additionally, we expect a strengthening currency in Peru and continued inflation in Argentina to be only partially offset by currency devaluation.

BARRICK YEAR-END 2012	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

Australia Pacific

Summary of Financial and Operating Data1

For the years ended December 31	2012	2011	% Change	2010
Total tons mined (millions)	104	112	(7%)	118
Ore tons processed (millions)	27	26	4%	27
Average grade (ozs/ton)	0.078	0.083	(6%)	0.082
Gold produced (000s/oz)	1,822	1,879	(3%)	1,939
Cost of sales ($ millions)	$ 1,964	$ 1,611	22%	$ 1,480
Total cash costs (per oz)[2]	$ 803	$ 621	29%	$ 576
Segment income ($ millions)[3]	$ 1,121	$ 1,369	(18%)	$ 831
Segment EBITDA ($ millions)[2]	$ 1,446	$ 1,687	(14%)	$ 1,096
Capital expenditures ($ millions)[4]	$ 524	$ 463	13%	$ 381

[1]	The amounts presented in this table include the results of discontinued operations.
[2]

Total cash costs and EBITDA are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 62-66 of this MD&A.

[3]	Segment income excludes income taxes.
[4]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on a cash basis excluding capitalized interest.

Segment income for 2012 was $1,121 million, a decrease of 18% over the prior year. The decrease was primarily the result of higher total cash costs, lower sales volumes, partially offset by higher average realized gold prices.

Gold production of 1.82 million ounces for 2012 was 3% lower than the prior year, and was in line with our most recent guidance of about 1.8 million ounces. Lower production was mainly due to decreased production at Kalgoorlie and Porgera, partially offset by higher production at our Yilgarn South sites.

Production at Kalgoorlie decreased by 18% over 2011, as a result of lower grade ore from the open pit. At Porgera, production for the year was down by 13% due to pit wall remediation activities, which prevented us from mining in higher grade zones of the pit, power supply interruptions, labor issues and a decrease in underground mining activity. Production at Yilgarn South increased by 22% over 2011, due to increased tons mined and processed at Lawlers and Granny Smith, higher head grade at Lawlers and improved throughput rates at Darlot.

In 2012, cost of sales increased by 22% over the prior year, reflecting higher direct mining costs, particularly for labor, freight, Porgera power costs and diesel. The increase in direct mining costs was partially offset by an increase in capitalized stripping at Kalgoorlie and Porgera.

Total cash costs per ounce were up 29% to $803 per ounce over the prior year, due to higher cost of sales combined with the impact of lower production levels on unit production costs. Total cash costs were slightly above our recent guidance range of about $800 per ounce.

In 2012, capital expenditures increased by 13% over the prior year, reflecting an increase in capitalized stripping costs at Kalgoorlie and Porgera, and an increase in sustaining capital at Granny Smith and Cowal, partially offset by lower underground development expenditures at Granny Smith, Kanowna and Plutonic, and lower capitalized stripping costs at Cowal.

In 2013, we expect gold production to be in the range of 1.7 to 1.85 million ounces. Higher production is expected at Porgera following the completion of remediation activities that will allow full access to the underground. This is expected to be offset by lower production at Kanowna due to a change in mine sequencing and seismicity issues. All-in sustaining cash costs are expected to be $1,200-$1,300 per ounce. Total gold cash costs are expected to be $880 to $950 per ounce compared to $803 per ounce in 2012. This increase is primarily due to lower production at Kanowna due to a change in mine sequencing, higher costs at Porgera as well as higher labor costs in general and the impact of an increase in our effective Australian dollar hedge rates from 2012 to 2013.

BARRICK YEAR-END 2012	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

African Barrick Gold

100% basis
For the years ended December 31	2012	2011	% Change	2010
Total tons mined (millions)	53	50	6%	44
Ore tons processed (millions)	8	8	-	8
Average grade (ozs/ton)	0.081	0.096	(16%)	0.094
Gold produced (000s/oz)	627	689	(9%)	701
Cost of sales ($ millions)	$799	$700	14%	$590
Total cash costs (per oz)[2]	$949	$692	37%	$570
Segment income ($ millions)[3]	$164	$397	(59%)	$315
Segment EBITDA ($ millions)[2]	$330	$538	(39%)	$429
Capital expenditures ($ millions)[4]	$305	$284	7%	$225
73.9% basis[1]
For the years ended December 31	2012	2011	% Change	2010
Total tons mined (millions)	39	37	5%	35
Ore tons processed (millions)	6	6	-	7
Average grade (ozs/ton)	0.081	0.096	(16%)	0.094
Gold produced (000s/oz)	463	509	(9%)	564
Cost of sales ($ millions)	$590	$517	14%	$474
Total cash costs (per oz)[2]	$949	$692	37%	$570
Segment income ($ millions)[3]	$121	$293	(59%)	$250
Segment EBITDA ($ millions)[2]	$244	$398	(39%)	$342
Capital expenditures ($ millions)[4]	$225	$210	7%	$176

[1]	These amounts represent our equity share of results. The dilution of our ownership interest in ABG to approximately 73.9% impacts our operating statistics from second quarter 2010 onwards.
[2]

Total cash costs and EBITDA are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 62-66 of this MD&A.

[3]	Segment income excludes income taxes.
[4]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on a cash basis excluding capitalized interest.

Segment income for 2012, on a 100% basis, was $164 million, a decrease of 59% over the prior year. The decrease was primarily a result of higher cost of sales, lower sales volumes, partially offset by higher realized gold prices.

Barrick’s equity interest in 2012 production was 0.463 million ounces, slightly lower than the most recent regional guidance of 0.500 to 0.535 million ounces. Lower than originally expected production in 2012 was due to decreases in production at Buzwagi, Tulawaka and Bulyanhulu, partially offset by higher production at North Mara. The decrease at Buzwagi was due to a significant waste stripping campaign, which resulted in the processing of an increased quantity of lower grade stockpiles. The decrease at Tulawaka was mainly as a result of lower mill throughput due to a switch to batch milling due to the decline in mining rates and ore stockpile levels, as Tulawaka nears the end of its economic life. At Bulyanhulu, production for the year was down by 10%, primarily as a result of mining equipment availability and labor issues which had a negative impact on tons mined compared to the prior year. Production at North Mara increased by 13% over 2011 mainly as a result of the processing of higher grade ore.

In 2012, cost of sales, on a 100% basis, increased by 14% over 2011, primarily due to higher direct mining costs, which is largely due to inflationary pressures reflected in increased labor, consumables, general administration and maintenance costs, as well as increased energy costs due to the requirement to self-generate more power in 2012, which is higher cost than the power drawn from the grid. Compared to 2011, 2012 total cash costs per ounce were $949, up 37%, and within our regional guidance range of $900 to $950 per ounce. The increase in total cash costs reflects the increase in direct mining costs and the impact of lower production levels on unit production costs.

In 2012, capital expenditures, on a 100% basis, were higher by 7% over 2011 primarily due to higher underground development expenditures at Bulyanhulu, primarily due to increased sustaining capital and capitalized development.

In 2013, we expect equity gold production, reflecting our 73.9% ownership of ABG, to be in the range of 400 to 450 million ounces, which is slightly lower than 2012. The decrease in production is primarily due to lower production at Bulyanhulu as a result of lower ore tons mined due to labor issues and Tulawaka due to its expected closure in the first half of 2013. All-in sustaining cash costs are expected to be $1,550- $1,600 per ounce and total gold cash costs are expected to be $925 to $975 per ounce.

BARRICK YEAR-END 2012	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Projects

Summary of Financial and Operating Data

($ millions)
For the years ended December 31	2012	2011	% Change	2010
Total E&E expenses[1]	$ 27	$ 40	(33%)	$ 32
Segment income (loss)	(119)	(161)	(26%)	(18)
Segment EBITDA[2]	(113)	(151)	(25%)	(15)
Capital expenditures[3]
Pascua-Lama	1,817	1,191	53%	724
Pueblo Viejo	367	521	(30%)	592
Cerro Casale	32	83	(61%)	50
Cortez Hills	-	-	-	19
Equity investees	15	20	(25%)	13
Total capital expenditures	$ 2,231	$ 1,815	23%	$ 1,410
Currency hedge impact (gain) / loss[4]	(23)	(11)	109%	(4)
Adjusted capital expenditures	2,208	1,804	22%	1,406
Capital commitments[5]	$ 1,800	$ 1,338	35%	$ 1,253

[1]	Amounts presented represent our share of E&E expense.
[2]	EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 65 of this MD&A.
[3]	Amounts presented represent our share of capital expenditures on a cash basis.
[4]	Amounts presented include impacts of our hedge and non-hedge contracts for pre-production capital at our Pascua-Lama and Cerro Casale projects.
[5]	Capital commitments represent purchase obligations as at December 31 where binding commitments have been entered into for long lead capital items related to construction activities at our projects.

We spent $27 million in E&E expenses (our share) in 2012 as compared to prior year E&E expenses of $40 million primarily due to lower E&E expenses at our Pueblo Viejo project. The increase in capital expenditures primarily relates to increased construction activities at our Pascua-Lama project.

An update on our Pascua-Lama, Jabal Sayid and Pueblo Viejo (which achieved commercial production in January 2013 and is now managed by the North America business unit) projects is provided on pages 20 to 22 of this MD&A. Please find an update on our other significant projects below.

Cerro Casale

At the Cerro Casale project in Chile, approval of the Environmental Impact Assessment (“EIA”) was received in January 2013 from the SEA (Servicio de Evaluacion Ambiental), the environmental authorities of northern Chile. Notification of the permit grant on substantially the same terms as the application follows an 18-month permitting evaluation period by the SEA. As we have previously communicated, we are continuing to evaluate options to improve the project’s economics and reviewing the project’s initial capital outlay. Project scenarios are being prepared as a series of cases for evaluation. Options being evaluated include staged and simplified processing options as well as alternative sources of power supply. Evaluation of further district opportunities will be assessed based on the results of exploration drilling on satellite ore bodies that could potentially be included in the project plan, and pursuing potential synergies relating to infrastructure requirements. We expect to have preliminary exploration drill results completed by the second half of 2013, at which point we will re-evaluate whether the project meets our investment criteria. Further exploration to determine the extended district resource base and studies to define selected project cases would follow this determination. Cerro Casale, on a 100 percent basis, has total proven and probable gold and copper mineral reserves of 23 million ounces of gold and 5.8 billion pounds of copper.

Donlin Gold

At the 50 percent-owned Donlin Gold project in Alaska, the permitting process continued following the submission of the draft Plan of Operations and permit application in third quarter 2012. Formal confirmation was also received that the permit application package was sufficient to initiate the Environmental Impact Statement (“EIS”) process and the EIS Notice of Intent was filed in the Federal Register in the fourth quarter by the Army Corps of Engineers, which is the lead agency for the NEPA (National Environmental Policy Act) process. Donlin Gold contains a large, long life mineral resource in a stable jurisdiction and is significantly leveraged to the price of gold, and therefore represents a valuable long-term opportunity for the Company. We will maintain and enhance the option value of this project by advancing the permitting process, at reasonable costs, which will take a number of years. During this time, we will monitor the attractiveness of the project and evaluate alternatives to improve the economics with the objective of defining a project that satisfies our investment criteria. This will provide the Company with the option to make a construction decision in the future should investment conditions warrant.

Kabanga

At the 50 percent-owned Kabanga nickel project in Tanzania, the EIS was submitted to the National Environment Management Council (“NEMC”) in the first quarter 2012, and a response was provided in the fourth quarter 2012 to the comments received from the NEMC. The draft Mine Development Agreement (“MDA”) has been lodged with the Ministry of Energy and Minerals, and additional supporting documentation was delivered ahead of planned discussions in the first half of 2013.

BARRICK YEAR-END 2012	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

Applications for mineral rights on seven regional properties were granted, with prospecting licenses to be issued. The resettlement working group completed a census survey in the fourth quarter as part of the resettlement action plan to engage those families that will need to relocate. A detailed resettlement execution plan is being developed. Efforts will continue to be focused on obtaining approval of the EIS and granting of the Environmental Certificate, negotiating the MDA with the Tanzanian government, pursuing the receipt of a Special Mining License, and finalization and approval of the feasibility study.

Kabanga has a total estimated measured and indicated resource of 37.2 million tonnes grading 2.63% nickel and an inferred resource of 21 million tonnes grading 2.6% nickel. Contingent upon the results of the feasibility study and government infrastructure improvement projects, it is expected that the operation may be capable of producing more than 40,000 tonnes per year of nickel-in-concentrate at full production.

Global Copper

Summary of Financial and Operating Data

For the years ended December 31	2012	2011	% Change	2010
Copper produced (millions of lbs)	468	451	4%	368
Cost of sales ($ millions)	$ 1,279	$ 915	40%	$ 407
C1 cash costs (per lb)[1]	$ 2.17	$ 1.71	27%	$ 1.08
C3 fully allocated costs (per lb)[1]	$ 2.97	$ 2.30	29%	$ 1.38
Segment income ($ millions)[2]	$ 330	$ 655	(50%)	$ 607
Segment EBITDA ($ millions)[1]	$ 564	$ 827	(32%)	$ 697
Capital expenditures ($ millions)[3]	$ 631	$ 333	89%	$ 55

[1]

C1 cash costs, C3 fully allocated costs and EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 62- 66 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well mine development on a cash basis excluding capitalized interest.

Segment income for 2012 was $330 million, a decrease of 50% over the prior year. The decrease was the result of lower realized copper prices in 2012 combined with significantly higher costs at Lumwana, partially offset by higher copper sales volumes.

Copper production in 2012 was 468 million pounds, which was 4% higher than the prior year and 4% above our most recent 2012 guidance of about 450 million pounds. The increase in copper production was primarily due to a full year of production from Lumwana in 2012 compared to a partial year in 2011 when it was acquired from Equinox.

In 2012, cost of sales increased by 40% over the prior year, primarily due to the inclusion of Lumwana’s cost of sales for the full year in 2012. C1 cash costs in 2012 of $2.17 per pound were in line with our most recent guidance range of $2.10 to $2.30 per pound, and were 27% higher than the prior year due to the impact of the higher unit production costs at Lumwana.

In 2012, capital expenditures increased by 89% as the result of the inclusion of a full year of capital expenditures at Lumwana for the construction of the Chimiwungo crushing and conveying system and the pre-stripping of the Chimiwungo deposit, as well as capital expenditures for the construction of process infrastructure at the new Jabal Sayid mine, which was completed in September 2012.

During the third quarter, Barrick strengthened its Global Copper Business Unit (“GCBU”) organization by appointing a new President and senior leadership team to further the corporate objective of maximizing returns and free cash flow from its assets. The changes will further assist in efforts to address the challenges at Lumwana and Jabal Sayid and to evaluate the sulfide expansion opportunity at Zaldívar.

In 2013, we expect copper production in the range of 480 to 540 million pounds at a C1 cash costs of $2.10-2.30 per pound compared with actual production of 468 million pounds at a C1 cash cost of $2.17 per pound in 2012. C3 cash costs are expected to be in the range of $2.60 - $2.85 as compared to C3 costs of $2.97 per pound in 2012. Production at Zaldívar in 2013 is expected to be approximately the same as it was in 2012 at slightly lower C1 cash costs primarily due to a decline in the price of sulphuric acid. Lumwana copper production is expected to increase due to the impact of higher ore grades and higher mill throughput and C1 cash costs are expected to decrease slightly compared to 2012.

BARRICK YEAR-END 2012	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)
As at December 31	2012	2011
Total cash and equivalents	$ 2,093	$ 2,745
Non-cash working capital	3,132	2,335
Non-current assets	41,419	42,339
Other assets	638	1,465
Total Assets	$ 47,282	$ 48,884
Non-current liabilities excluding adjusted debt	6,527	7,557
Adjusted debt[1]	13,680	13,058
Other liabilities	2,567	2,715
Total Liabilities	$ 22,774	$ 23,330
Total shareholders’ equity	21,845	23,363
Non-controlling interests	2,663	2,191
Total Equity	$ 24,508	$ 25,554
Dividends	$750	$509
Net debt[1]	$ 11,599	$ 10,320
Total common shares outstanding (millions of shares)[2]	1,001	1,000
Key Financial Ratios:
Current ratio[3]	1.33:1	2.25:1
Adjusted debt-to-equity[4]	0.63:1	0.56:1
Net debt-to-equity[5]	0.53:1	0.44:1
Net debt-to-total capitalization[6]	0.39:1	0.33:1
Adjusted return on equity[7]	17%	22%

[1]	Adjusted debt and net debt are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 67 of this MD&A.
[2]	Total common shares outstanding do not include 6.9 million stock options. The increase from December 31, 2011 is due to the exercise of stock options and the conversion of debentures.
[3]	Represents current assets divided by current liabilities as at December 31, 2012 and December 31, 2011.
[4]	Represents adjusted debt divided by total shareholders’ equity as at December 31, 2012 and December 31, 2011.
[5]	Represents net debt divided by total shareholders’ equity as at December 31, 2012 and December 31, 2011.
[6]	Represents net debt divided by capital stock and long-term debt at December 31, 2012 and December 31, 2011.
[7]	Represents adjusted net earnings divided by average shareholders’ equity as at December 31, 2012 and December 31, 2011.

Balance Sheet Review

Total assets were $47 billion in 2012, a decrease of $1.6 billion, or 3%, compared to 2011. The decrease primarily reflects asset impairment charges attributable to our copper business unit, partially offset by increases in property, plant and equipment, due to the impact of the significant capital expenditures related to our projects in construction. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.

Total liabilities decreased by $0.6 billion or 2% compared to 2011, largely due to a decrease in deferred tax liabilities, partially offset by a net increase in debt of $0.55 billion and an increase in our provision for environmental rehabilitation costs, due to higher estimated costs at a number of our sites and the impact of lower real interest rates on the measurement of the liability.

Shareholders’ Equity

As at January 25, 2013	Number of shares
Common shares	1,001,108,303
Stock options	6,934,067

BARRICK YEAR-END 2012	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

Dividend Policy

In 2012, we increased our annual dividend from $0.60 per common share to $0.80 per common share. This 33% increase in dividends reflects our ability to generate substantial cash flows from our operations in a high gold price environment. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy quarterly based on our current and projected liquidity profile.

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, which, collectively, are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

In 2012, other comprehensive income was a loss of $137 million on an after-tax basis consisting primarily of gains of $187 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, and fuel prices, offset by reclassification adjustments totaling $427 million for gains on hedge contracts designated for 2012 that were transferred to earnings in 2012 in conjunction with the recognition in expense of the related hedge exposure; $40 million of losses transferred to earnings related to losses recorded on the sale of shares in various investments and losses for impaired investments; $43 million of losses recorded as a result of changes in the fair value of investments held during the year; $35 million in gains for currency translation adjustments on Barrick Energy; $8 million actuarial loss on pension liability and a $79 million gain due to tax recoveries on the overall decrease in OCI.

Included in accumulated other comprehensive income at December 31, 2012 were unrealized pre-tax gains on currency, commodity and interest rate hedge contracts totaling $493 million. The balance primarily relates to currency hedge contracts that are designated against operating costs and capital expenditures, primarily over the next three years and are expected to help protect against the impact of the strengthening in the Australian and Canadian dollar exchange rates against the US dollar. These hedge gains/losses are expected to be recorded in earnings at the same time as the corresponding hedged operating costs/depreciation are recorded in earnings.

Financial Position and Liquidity

Our capital structure is comprised of a mix of debt and shareholders’ equity. Since the beginning of 2009, we have issued about $9 billion in new debt securities, primarily to finance acquisitions, the buyout of our gold hedge book and capital expenditures for our Pueblo Viejo and Pascua-Lama projects. As a result, our net debt and debt-to-equity ratios have increased significantly over that period.

As at December 31, 2012, net debt was $11.6 billion and our net debt-to-equity ratio and net debt-to-total capitalization ratios were 0.53:1 and 0.39:1, respectively. This compares to net debt as at December 30, 2011 of $10.3 billion, and net debt-to-equity and net debt-to-total capitalization ratios of 0.44:1 and 0.33:1, respectively. The majority of our outstanding long-term debt matures at various dates beyond 2013. (Please see page 51 of this MD&A for a schedule of principal repayments). In January 2012, we entered into a credit facility of $4 billion, which matures in 2018 (the “Third Credit Facility”) to replace our $2 billion facility that was scheduled to mature in 2016 (the “Second Credit Facility”) and also to augment our overall credit capacity. Coincident with this agreement becoming effective, we drew $1 billion on the Third Credit Facility, paid down the $1 billion outstanding under the Second Credit Facility and then terminated the Second Credit Facility. In April 2012, we issued an aggregate of $2.0 billion in debt securities comprised of $1.25 billion of 3.85% notes due in 2022 and $750 million of 5.25% notes due in 2042. $1.0 billion of the net proceeds from this offering were used to repay existing indebtedness under the Third Credit facility, which was originally drawn upon to partially fund the cost of the Equinox acquisition, with the balance of the proceeds being used to finance the project capital expenditures and for general corporate purposes. Our total scheduled debt repayments through 2014 are $3,027 million.

BARRICK YEAR-END 2012	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

Sources and Uses of Net Debt1

($ millions)
For the years ended December 31	2012	2011
Operating inflows	$ 5,439	$ 5,315
Investing activities
Capex - minesite sustaining	$ (1,319)	$ (980)
Capex - mine development	(1,071)	(842)
Capex - minesite expansion[1]	(907)	(544)
Capex - projects[1]	(3,072)	(2,607)
Acquisitions	(37)	(7,677)
Other	(115)	(177)
Total investing outflows	$ (6,521)	$ (12,827)
Financing activities (excluding debt)
Dividends	$ (750)	$ (509)
Funding from non-controlling interests	505	403
Repayment of debt related to acquisitions	-	(347)
Deposit on silver sales agreement	137	138
Other	(7)	(9)
Total financing (outflows) inflows	$(115)	$ (324)
Other movements	$(77)	$(116)
Adjustment for Pueblo Viejo financing (partner’s share), net of cash	$ (5)	$ 59
Net (decrease) increase in net debt	$ 1,279	$ 7,893
Net debt at beginning of period[2]	$ 10,320	$ 2,427
Net debt at end of period[2]	$ 11,599	$ 10,320

[1]	The amounts include capitalized interest of $547 million (2011: $382 million).
[2]	Net debt is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 67 of this MD&A.

In third quarter 2012, our credit rating was downgraded to BBB+ from A- by S&P, with a negative outlook, following our announcement of a capital cost increase and delay to production start-up at our Pascua-Lama project. Our credit rating, as established by Moody’s, has remained stable throughout this period. Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. We do not expect the change in our credit rating by S&P to adversely affect our ability to access the debt markets, but it could impact funding costs for any new debt financing.

The key factors impacting our financial position, and therefore our credit rating, include the following:

•	Our market capitalization and the strength of our balance sheet, including the amount of net debt and our net debt-to-equity ratio;
•	Our ability to generate free cash flow from operating activities (refer to the cash flow section on page 47 of this MD&A for a discussion of key factors impacting our cash flow in 2012), including cash generated by operating activities;
•	Expected capital expenditure requirements (refer to the outlook section of this MD&A for a discussion of key factors impacting these measures in future periods);
•	The price of gold and copper (refer to page 28 for more information); and
•	The quantity of our gold and copper reserves (refer to page 26 for more information); and
•	Our geo-political risk profile.

At current market gold and copper prices, we expect to generate negative free cash flow in 2013. This is primarily due to expected capital expenditures of about $2.6 billion at our Pascua-Lama project. In addition, we have approximately $1.8 billion in debt maturing in 2013. We expect to meet our financing needs related to these developments by utilizing a number of different options, including the $4.25 billion available under our credit facilities (subject to compliance with covenants and the making of certain representations and warranties, these facilities are available for drawdown as a source of financing), operating cash flow, asset sales and future debt or equity issuances, should the need arise. These alternatives should provide us with the flexibility to fund any potential cash flow shortfall and are continually evaluated to determine the optimal capital structure.

The table below illustrates the impact of changes in gold and copper prices on our earnings and cash flow on an annualized basis, assuming the mid-point of our expected 2013 production levels.

	Change in price		Annualized approximate impact on adjusted net earnings and operating cash flow
Gold	+/- 100/oz		+/-$500 million
Copper	+ $0.50/lb		+$ 180 million
Copper	- $0.50/lb	[1]	-$100 million

[1]	Using copper collars, approximately 50% of our expected 2013 production is hedged at a range of $3.50/lb to $4.25/lb.

Cash and equivalents and cash flow

Total cash and cash equivalents at the end of 2012 were $2.1 billion12. At year end, our cash position consisted of a mix of term deposits, treasury bills and money market investments. Our cash position is primarily denominated in US dollars.

[12]	Includes $401 million cash held at ABG, which may not be readily deployed outside ABG.

BARRICK YEAR-END 2012	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

One of our primary ongoing sources of liquidity is operating cash flow. In 2012, we generated $5.4 billion in operating cash flow, compared to $5.3 billion of operating cash flow in 2011. The increase in operating cash flow primarily reflects a decrease in income tax payments of $509 million and a decrease in net working capital outflows, partially offset by lower net earnings. Adjusted operating cash flow for 2012 was $5,156 million, down 9% over the prior year. Adjusted operating cash flow was affected by the same factors as operating cash flow and removes the impact of the $385 million in net proceeds related to the settlement of a portion of our Australian dollar hedge positions and non-recurring tax payments of $52 million. The most significant driver of the change in operating cash flow is market gold and copper prices. Future changes in those market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity. The increase in non-cash working capital primarily relates to an increase in inventories and a decrease in accounts payable and other current liabilities. The increase in inventory is related to an increase in ore in stockpiles of approximately $570 million, principally at Porgera, Cortez and Buzwagi. These increases were partially offset by a decrease at North Mara (refer to the table below for a summary of changes in our non-cash working capital balances).

Non-Cash Working Capital

(in $ millions)
As at December 31	2012	2011
Raw materials
Ore in stockpiles[1]	$ 2,160	$ 1,590
Ore on leach pads	628	582
Mine operating supplies	1,096	885
Work in process	351	377
Finished products	152	217
Other current assets	124	507
Accounts receivable	449	426
VAT and fuel tax receivables[2]	739	466
Accounts payable and other current liabilities	(2,567)	(2,715)
Non-cash working capital	$ 3,132	$ 2,335

[1]	Includes long-term stockpiles of $1,692 million (2011: $1,153 million).
[2]	Includes long-term VAT and fuel tax receivables of $513 million (2011: $272 million).

The principal uses of operating cash flow are to fund our capital expenditures, including construction activities at our advanced projects; acquisitions and dividend payments. However, capital expenditures will be significantly impacted by the timing and expenditure levels relating to other major new mine projects and mine expansions, which are subject to permitting approvals and final construction decisions. A material adverse decline in the market price of gold and/or copper could impact the timing of final construction decisions on these other major new mine projects that are not yet in construction.

In 2012, cash used in investing activities amounted to $6,521 million, a decrease of $6,306 million compared to the prior year, primarily due to the impact of the $7.5 billion acquisition of Equinox in the second quarter of 2011. Capital expenditures were $6,369 million in 2012, an increase of $1,396 million or 28% compared to 2011. The increase is primarily due to an increase in project capital expenditures, primarily due to increased construction activities at Pascua-Lama and Jabal Sayid, partially offset by a decrease at Pueblo Viejo, and an increase in minesite expansion, minesite sustaining and mine development expenditures. Minesite expansion increased primarily due to higher capital expenditures related to expansion projects at Goldstrike, Lumwana and Lagunas Norte. Minesite sustaining capital expenditures were higher, reflecting haul truck purchases and tailings facility construction at Cortez and an increase in sustaining capital at Bald Mountain, Granny Smith and Cowal and at Lumwana. Mine development expenditures were higher, primarily due to increased open pit and underground activities at Kalgoorlie, Bulyanhulu and Lumwana.

BARRICK YEAR-END 2012	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Expenditures1

($ millions)
For the years ended December 31	2012	2011
Capex - gold projects
Pascua-Lama	$ 1,817	$ 1,191
Pueblo Viejo	$ 612	$ 868
Cerro Casale	$ 42	$ 111
Capex - copper projects
Jabal Sayid	$ 145	$ 105
Total consolidated project capex[2]	$ 2,616	$ 2,275
Total capex - minesite expansion	$ 816	$ 494
Total capex - minesite sustaining	$ 1,319	$ 980
Total capex - mine development	$ 1,071	$ 842
Capitalized interest	547	382
Total consolidated capex	$ 6,369	$ 4,973
Capital expenditures attributable to NCI[3]	375	375
Total capex attributable to Barrick	$ 5,994	$ 4,598
Total capex - copper	567	263
Total capex - gold	2,449	1,914
Total capex - copper projects[2]	178	123
Total capex - gold projects[2]	2,640	2,109
Total capex - other[4]	160	189
Total capex attributable to Barrick	$ 5,994	$ 4,598

[1]	These amounts are presented on a cash basis consistent with the amounts presented on the consolidated statement of cash flows.
[2]	On an accrual basis, our share of project capital expenditures is $2,885 million including capitalized interest.
[3]	Amount reflects our partner’s share of expenditures at the Pueblo Viejo and Cerro Casale project on a cash basis.
[4]	These amounts include $130 million of capital expenditures at Barrick Energy (2011: $162 million).

Our ability to access low-cost borrowing allowed us to generate financing cash inflow of $423 million in 2012. Financing activities in 2012 include financing inflows of $2 billion related to the issuance of new debt. These amounts were partially offset by dividend payments of $750 million and debt repayments of $1,462 million. This compares to financing inflows in 2011 of $6,291 million, which primarily includes financing inflows of $4 billion in debt securities and $2.5 billion in proceeds from the drawdown of our lines of credit related to the financing of the acquisition of Equinox. These amounts were partially offset by dividend payments of $509 million and debt repayment of $380 million.

Financial Instruments

We use a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital structure and ensure adequate liquidity exists to meet the cash needs of our business. We use interest rate contracts to mitigate interest rate risk that is implicit in our cash balances and outstanding long-term debt. In the normal course of business, we are inherently exposed to currency and commodity price risk. We use currency and commodity hedging instruments to mitigate these inherent business risks. We also hold certain derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are described in note 23D to our consolidated financial statements. For a discussion of certain risks and assumptions that relate to the use of derivatives, including market risk, liquidity risk and credit risk, refer to notes 23 and 26 to our consolidated financial statements. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer also to note 23 to our consolidated financial statements.

Counterparty Risk

Our financial position is also dependent, in part, on our exposure to the risk of counterparty defaults related to the net fair value of our derivative contracts. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Counterparty risk can be assessed both in terms of credit risk and liquidity risk. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.

For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. However, liquidity risk exists to the extent a counterparty is no longer able to perform in accordance with the terms of the contract due to insolvency. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. For a net positive amount, this is a reasonable basis to measure credit risk when there is a legally enforceable master netting agreement. We mitigate credit and liquidity risk by:

•	Entering into derivatives with high credit-quality counterparties;
•	Limiting the amount of exposure to each counterparty; and
•	Monitoring the financial condition of counterparties.

As of December 31, 2012, we had 25 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties with which we hold a net asset position (total balance attributable to the counterparties is $278 million), three

BARRICK YEAR-END 2012	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding 20%. We have two counterparties with which we are in a net liability position, for a total net liability of $0.2 million.

On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

Summary of Financial Instruments

As at December 31, 2012
Financial Instrument	Principal/Notional Amount			Associated Risks
				• Interest rate
Cash and equivalents		$ 2,093	million	• Credit
				• Credit
Accounts receivable		$ 449	million	• Market
				• Market
Available-for-sale securities		$ 76	million	• Liquidity
Accounts payable		$ 2,265	million	• Interest rate
Debt		$ 14,056	million	• Interest rate
Restricted share units		$ 49	million	• Market
Deferred share units		$ 7	million	• Market
Derivative instruments - currency contracts	CAD	520	million	• Credit
	CLP	721,191	million	• Market/liquidity
	AUD	2,065	million	• Interest rate
	PGK	50	million
	ZAR	949	million
Derivative instruments - silver contracts		65	million oz	• Market/liquidity
Derivative instruments - copper contracts		99	million lbs	• Credit
				• Interest rate
Derivative instruments - energy contracts	Diesel	6	million bbls	• Market/liquidity
				• Credit
				• Interest rate
Derivative instruments - interest rate contracts	Receive fixed interest rate swaps	$ 200	million	• Market/liquidity

Commitments and Contingencies

Capital Expenditures Not Yet Committed

We expect to incur capital expenditures during the next five years for both projects and producing mines. The projects are at various stages of development, from preliminary exploration or scoping study stage through to the construction execution stage. The ultimate decision to incur capital expenditures at each potential site is subject to positive results which allow the project to advance past decision hurdles. Three projects were at an advanced stage at December 31, 2012, namely Pueblo Viejo, Pascua-Lama and Jabal Sayid (refer to pages 20-22 for further details), with Pueblo Viejo reaching commercial production in January 2013.

BARRICK YEAR-END 2012	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

	Payments due As at December 31, 2012
($ millions)	2013	2014	2015	2016	2017	2018 and thereafter	Total
Debt[1]
Repayment of principal	$ 1,810	$ 1,140	$ 190	$ 1,590	$ 90	$ 9,051	$ 13,871
Capital leases	38	39	32	26	21	29	185
Interest	629	582	562	537	501	5,904	8,715
Provisions for environmental rehabilitation[2]	51	153	109	75	80	2,168	2,636
Operating leases	29	21	19	14	13	77	173
Restricted share units	28	21	-	-	-	-	49
Pension benefits and other post-retirement benefits	24	23	22	22	22	104	217
Derivative liabilities[3]	10	8	5	2	4	-	29
Purchase obligations for supplies and consumables[4]	701	303	246	121	119	369	1,859
Capital commitments[5]	2,063	108	-	-	-	-	2,171
Social development costs	58	25	23	23	6	60	195
Total	$ 5,441	$ 2,423	$ 1,208	$ 2,410	$ 856	$ 17,762	$ 30,100

[1]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though we have only guaranteed our 60% share. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2012. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[2]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted future payments for the expected cost of provisions for environmental rehabilitation.
[3]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 23 to the consolidated financial statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

[4]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[5]

Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at the end of 2012 mainly relate to construction capital at Pascua-Lama.

Litigation and Claims

We are currently subject to various litigation as disclosed in note 34 to the consolidated financial statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

BARRICK YEAR-END 2012	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information

	2012				2011
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$4,189	$3,436	$3,278	$3,644	$3,761	$3,971	$3,416	$3,087
Realized price - gold[1]	1,714	1,655	1,608	1,691	1,664	1,743	1,513	1,389
Realized price - copper[1]	3.54	3.52	3.45	3.78	3.69	3.54	4.07	4.25
Cost of sales	2,229	1,825	1,830	1,770	1,705	1,694	1,486	1,354
Net earnings[2]	(3,062)	618	750	1,029	959	1,365	1,159	1,001
Per share (dollars)[2,3]	(3.06)	0.62	0.75	1.03	0.96	1.37	1.16	1.00
Adjusted net earnings[3,4]	1,108	849	784	1,086	1,166	1,379	1,117	1,004
Per share (dollars)[2,3,4]	1.11	0.85	0.78	1.09	1.17	1.38	1.12	1.01
EBITDA[4]	(4,023)	1,499	1,514	1,997	1,998	2,460	2,090	1,828
Operating cash flow	1,672	1,732	763	1,272	1,224	1,902	750	1,439
Adjusted operating cash flow[4]	$1,752	$1,267	$763	$1,374	$1,299	$2,004	$938	$1,439

[1]

Per ounce/pound weighted average. Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 66 of this MD&A.

[2]	Sum of all the quarters may not add up to the yearly total due to rounding.
[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[4]

Adjusted net earnings, adjusted EPS, EBITDA and adjusted operating cash flow are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 60 - 67 of this MD&A.

Our financial results for the past several quarters reflect a trend of spot gold prices that have fluctuated around historically high levels and increasing gold and copper production costs, mainly caused by inflationary pressures. This has translated into fluctuating net earnings and adjusted operating cash flow levels depending on the gold and copper realized prices and production levels each quarter. The net loss in fourth quarter 2012 reflected impairment charges at Lumwana ($3.0 billion net of tax effects) and impairment charges related to goodwill of our global copper unit ($798 million).

Fourth Quarter Results

In fourth quarter 2012, we reported net loss and adjusted net earnings of $3,062 million and $1,108 million, respectively, compared to net earnings and adjusted net earnings of $959 million and $1,166 million, respectively, in fourth quarter 2011.

The decrease in net earnings was largely driven by the impact of impairment charges of $4.2 (net of tax effects) billion including impairment charges of about $3.8 billion attributable to our copper business unit (comprised of $3.0 billion in asset impairment charges at Lumwana and a $798 million goodwill impairment charge - refer to the discussion about Lumwana in the Key Business Developments section of this MD&A on page 20 for further details); asset impairment charges on various properties in our oil & gas business unit ($155 million);

write-down of our investment in Reko Diq ($120 million - refer to the discussion regarding Reko Diq on page 22 of this MD&A for more information). It also reflects higher cost of sales applicable to gold and copper and lower realized copper prices, which were partially offset by higher gold and copper sales volumes and higher realized gold prices and lower income tax expense. The decrease in adjusted net earnings reflects the same factors affecting net earnings with the exception of impairment charges.

In fourth quarter 2012, we sold 2.03 million ounces of gold and 154 million pounds of copper, compared to 1.87 million ounces of gold and 135 million pounds of copper in fourth quarter 2011. Revenues in fourth quarter 2012 were higher than the same prior year period reflecting higher market prices for gold and higher gold and copper sales volumes. In fourth quarter 2012, cost of sales was $2,229 million, total cash costs were $584 per ounce and C1 cash costs of $2.07 per pound for copper, an increase of $79 per ounce and $0.11 per pound, respectively, from fourth quarter 2011. Cost of sales was higher, reflecting higher direct mining costs, including higher labor, energy, maintenance and consumable costs. Total cash costs were higher as a result of increased direct mining costs, including higher labor, energy, maintenance and consumable costs. C1 cash costs increased due to higher direct mining costs at Lumwana.

BARRICK YEAR-END 2012	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating cash flow in fourth quarter 2012 was $1,672 million, up 37% from the prior year period. Adjusted operating cash flow for the fourth quarter was $1,752 million, up 35% from the prior year period. The increase in operating cash flow and adjusted operating cash flow primarily reflects higher realized gold prices, a decrease in income tax payments of $232 million and a decrease in net working capital outflow of $312 million, partially offset by lower net earnings. Adjusted operating cash flow before working capital adjustments was $1,696 million, up $291 million from the prior year period.

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Our significant accounting policies are disclosed in note 2 of the Financial Statements.

Future Accounting Policy Changes

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. The policies applied in the Financial Statements are based on IFRSs in effect as at December 31, 2012. The consolidated financial statements were approved by the Board of Directors on February 13, 2013.

Financial Instruments

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the possibility of early adoption.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation - Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power over the investee to direct relevant activities and exposure to variable returns before control is present. IFRS 10 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 10 on our consolidated financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31 Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties to the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 11 on our consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates and the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured

BARRICK YEAR-END 2012	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

entities (i.e. special purpose entities). IFRS 12 will be applied starting January 1, 2013. We have completed our assessment and note that additional disclosures will be required in our 2013 annual consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. IFRS 13 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 13 on our consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 will be applied starting January 1, 2013. We will amend our accounting policy on production phase stripping costs to require our open pit mines to consider components of the pit in their assessment of whether or not a future benefit has been created by the mining activities in the period. We expect that this will lead to an increase in the amount of stripping costs that are capitalized over the life of an open pit mine. Based on our analysis, we expect that our restated 2012 financial statements will show an increase in PP&E, a decrease in inventory and an increase in net income. The quantum of these changes is currently under review in preparation of our first quarter 2013 reporting.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Disclosure controls and procedures form a broader framework designed to ensure that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

As described on page 20 of this report, we have finalized the cost estimate and schedule for the Pascua-Lama project and have strengthened the construction management and owners team oversight on the project. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

The management of Barrick, at the direction of our chief executive officer and chief financial officer, have evaluated the effectiveness of the design and operation of the internal control over financial reporting and disclosure controls and procedures as of the end of the period covered by this report and have concluded that they were effective at a reasonable assurance level.

BARRICK YEAR-END 2012	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2012 will be included in Barrick’s 2012 Annual Report and its 2012 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Life of mine (“LOM”) Estimates Used to Measure Depreciation of Property, Plant and Equipment

We depreciate our assets over their useful life, or over the remaining life of the mine (if shorter). We use the units-of-production basis (“UOP”) to depreciate the mining interest component of PP&E whereby the denominator is the expected mineral production based on our LOM plans. LOM plans are prepared based on estimates of ounces of gold/pounds of copper in proven and probable reserves and the portion of resources considered probable of economic extraction. At the end of each fiscal year, as part of our business cycle, we update our LOM plans and prepare estimates of proven and probable gold and copper mineral reserves as well as measured, indicated and inferred mineral resources for each mineral property. We prospectively revise calculations of depreciation based on these updated LOM plans.

Provisions for Environmental Rehabilitations (“PERs”)

We have an obligation to reclaim our mining properties after the minerals have been mined from the site, and have estimated the costs necessary to comply with existing reclamation standards. We recognize the fair value of a liability for a PER such as site closure and reclamation costs in the period in which it is incurred if a reasonable estimate of fair value can be made. PER can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects.

Provisions for the cost of each rehabilitation program are recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. We record a PER in our financial statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the increase in a PER is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase in depreciation expense. At closed mines, any adjustment to a PER is recognized as an expense in the consolidated statement of income.

PERs are measured at the expected value of the future cash flows, discounted to their present value using a current, US dollar real risk-free pre-tax discount rate. The expected future cash flows exclude the effect of inflation. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for the effect of a change in the discount rate and foreign exchange rate when applicable, and the change in estimate is added or deducted from the related asset and depreciated prospectively over the asset’s useful life.

In the future, changes in regulations or laws or enforcement could adversely affect our operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties, could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks; however, for some risks, coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a PER is inherently more subjective. Significant judgments and

BARRICK YEAR-END 2012	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

estimates are made when estimating the fair value of PERs. Expected cash flows relating to PERs could occur over periods of up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of a PER, the fair value of PERs can materially change over time.

The amount of PERs recorded reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range can be significant, and consequently changes in these assumptions could have a material effect on the fair value of PERs and future earnings in a period of change.

During the year ended December 31, 2012, our PER balance increased by $504 million, primarily due to a decrease in the discount rate used to calculate PER and due to an increase in cost estimates. The offset was recorded as an increase in PP&E for our operations and other expense at our closed sites.

PERs

(in $ millions)
As at December 31	2012	2011
Operating mines	$ 1,968	$ 1,608
Closed mines	386	373
Development projects	211	97
Other	98	81
Total	$ 2,663	$ 2,159

Accounting for impairment of non-current assets

Goodwill impairment test

In accordance with our accounting policy, goodwill was tested for impairment in the fourth quarter, with our gold segments and capital projects segment being tested at the beginning of the quarter, and our copper and Barrick Energy segments at the end of the quarter. When there is an indicator of impairment of non-current assets within an operating segment containing goodwill, we test the non-current assets for impairment first and recognize any impairment loss on the non-current assets before testing the operating segment containing the goodwill for impairment. The recoverable amount of each operating segment has been determined based on its fair value less cost to sell (FVLCS), which has been determined to be greater than the value in use (VIU) model. For the year ended December 31, 2012, we recorded an impairment of goodwill related to our copper segment of $798 million (2011: nil).

Gold and Capital Projects

FVLCS for each of the gold segments and the capital projects segment was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the segments. The estimates of future cash flows were derived from the most recent life of mine (“LOM”) plans, with mine lives ranging from 2 to 34 years and an average mine life of 14 years, aggregated to the segment level, the level at which goodwill is tested. We have used an estimated long-term gold price of $1,700 per ounce (2011: $1,600 per ounce) to estimate future revenues. The future cash flows for each gold mine/capital project were discounted using a real weighted average cost of capital ranging from 3% to 8% depending on the location and market risk factors for each mine/project, which results in an average weighted cost of capital for the gold segments and capital projects segments of 5% (2011 average real weighted cost of capital of 5%). Gold companies consistently trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, whereby the NAV multiple represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple represents the value of the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan, and the benefit of gold price optionality. As a result, we applied a NAV multiple to the NPV of each (“CGU”) within each gold segment and the capital projects segment based on the observable NAV multiples of comparable companies as at the test date. In 2012, the average NAV multiple was approximately 1.2 (2011: 1.2).

Copper

For our copper segment, the FVLCS was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans, with mine lives ranging from 13 to 33 years, aggregated to the segment level. We utilized a long-term risk-adjusted copper price of $3.43 per pound (2011: $3.44 per pound) to estimate future revenues. The risk adjustment to the average long-term copper price was approximately 5.8% (2011: 4.5%.) The expected future cash flows were additionally discounted using rates from 4.5% to 6.5% (2011: 4.5% to 5.5%) to reflect the time value of money and a residual risk factor for cash flow uncertainties not related to metal price. This results in an effective weighted average cost of capital for the copper segment of approximately 7% (2011: 7%.)

BARRICK YEAR-END 2012	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

We recorded a non-current asset impairment charge of $3.0 billion (after related income tax effects) for the Lumwana CGU in fourth quarter 2012 (see the Non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our copper segment exceeded its FVLCS, and therefore we recorded a goodwill impairment charge of $798 million. The FVLCS of our copper segment was impacted in the current year by increasing unit mining costs, increased operating costs and increased future capital costs.

Oil & gas

For our oil & gas segment, the FVLCS was determined based on the NPV of future cash flows expected to be generated from our oil & gas CGUs, aggregated to the segment level. We have estimated future oil prices using the forward curve provided by an independent reserve evaluation firm, with prices starting at $90 per barrel (WTI) (2011: $97 per barrel). The future cash flows were discounted using a real weighted average cost of capital for long life oil & gas assets of 8.5% (2011: 8.5%). In fourth quarter 2012, we recorded a non-current asset impairment charge of $155 million (after related income tax effects) for certain CGUs in this segment (see the Non-current asset impairment test section below for further details). After reflecting these charges, the FVLCS of Barrick Energy exceeds its carrying amount by about $40 million and therefore segment goodwill was recoverable (see the Key assumptions and sensitivities section for further details).

Non-current asset impairment test

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The recoverable amount is calculated using the same FVLCS approach as described above for goodwill. However, the assessment is done at the CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

For the year ended December 31, 2012, we recorded impairment charges of $5.6 billion (pre-tax) (2011: $0.1 billion) for non-current assets, as summarized in the table below:

	2012	2011
Lumwana	$3,016	$-
Barrick Energy CGUs	155	37
Exploration properties	164	-
Reko Diq	120	-
Highland Gold	84	-
PV power assets	21	39
Tulawaka	16	-
Other	11	4
Total after-tax non-current asset impairment charges	$3,587	$80
Related income tax effects and NCI	2,039	58
Total impairment charges	$5,626	$138

Lumwana

We have prepared a new life-of-mine (LOM) plan for Lumwana, which reflects information obtained from the exploration and infill drilling program that was completed late in the fourth quarter of 2012. The purpose of the drilling program was to better define the limits of mineralization and develop an updated, more comprehensive block model of the ore body for mine planning purposes. After this drilling was completed, the ore body did not meet our economic expectations. While the drilling increased reserves and defined significant additional mineralization, some at higher grades, much of it was deep and would require a significant amount of waste stripping, which makes it uneconomic based on our expected operating costs and current market copper prices. At higher copper prices, however, much of this copper will be economic and come into reserves and resources.

The new LOM plan also reflects revised operating and sustaining capital costs after results of the drill program were incorporated into a new block model for the life-of-mine plan. The revised LOM cost estimates – under present copper price assumptions – reduced expected copper production and, in turn, profitability over the mine life. As a result, we have recorded an after-tax asset impairment charge of $3.0 billion for Lumwana in the fourth quarter. We also recorded a goodwill impairment of $0.8 billion for the copper business unit for a total charge of $3.8 billion. We continue to progress a number of key initiatives to lower costs, including improvements to operating systems and processes, and a full transition to an owner maintained operation. A focus on higher utilization and productivity of the mining fleet has also been identified as one of the major opportunities to improve value. Until we can improve

BARRICK YEAR-END 2012	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

mining costs, and/or copper prices increase, the expansion opportunity to increase the throughput capacity of the processing plant does not meet our investment criteria. The company will only invest capital if it generates acceptable rates of return suitable to the size of the capital investment.

The significant changes in the LOM plan were considered an indicator of impairment, and, accordingly, we performed an impairment assessment for Lumwana as at the end of the year. As a result of this assessment, we have recorded an impairment charge of $3.0 billion, after tax, related to the carrying value of the PP&E at Lumwana in the fourth quarter of 2012.

In fourth quarter 2012, we recorded an after-tax impairment charge of $155 million (2011: $37 million) related to PP&E in certain of our CGUs in our Barrick Energy segment. The impairment charges were primarily as a result of lower WTI prices and a significant increase in the discount of Edmonton par prices, from which Barrick Energy’s realized prices are derived, compared to the WTI equivalent prices in the prior year.

In fourth quarter 2012, we also recorded the following after-tax impairment charges: $16 million in PP&E impairment charges related to Tulawaka in our ABG segment, primarily as a result of a decrease in the expected remaining mine life in its most recent LOM plan; $120 million related to our equity method investment in TCC, which holds our interest in the Reko Diq project; and a further $21 million write-down of power-related assets at our Pueblo Viejo project, above the impairment charge recorded in 2011, based on new information with respect to the recoverable amount of these assets received in the fourth quarter of 2012.

Other after-tax impairment charges recorded in 2012 included: $164 million related to exploration properties, included in intangible assets, in Papua New Guinea and Saudi Arabia as a result of our decision to cease exploration activities ($141 million in Papua New Guinea in third quarter 2012 and $23 million in Saudi Arabia in fourth quarter 2012); and $84 million related to our equity method investment in Highland Gold as a result of the disposition of our equity interest in first quarter 2012.

For the year ended December 31, 2011, we recorded after-tax impairment charges of $80 million for non-current assets. The impairment included a $37 million charge at our Barrick Energy segment, primarily due to oil recovery issues at one of our properties. Impairment charges also included a $39 million write-down of power-

related assets at our Pueblo Viejo project as a result of a decision to proceed with an alternative long-term power solution.

Key assumptions and sensitivities

The key assumptions used in determining the recoverable amount (FVLCS) are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates and capital expenditures. The Company performed a sensitivity analysis on all key assumptions that assumed a negative 10% change for each individual assumption while holding the other assumptions constant and determined that, other than as discussed below, no reasonably possible change in any of the key assumptions would cause the carrying value of our business segments to exceed its recoverable amount for the purposes of the goodwill impairment test or the carrying value of any of our CGUs to exceed its recoverable amount for the purposes of the non-current asset impairment test where an indicator of potential impairment for the non-current asset was noted.

As at December 31, after reflecting the impairments of Lumwana’s long-lived assets and the copper segment’s goodwill, the recoverable amount of the copper segment is equal to its carrying amount, including goodwill. Therefore any significant negative change in the key assumptions could result in an additional impairment charge to non-current assets of Lumwana and/or copper segment goodwill. As at December 31, 2012, the carrying amount of goodwill for the copper segment is $3.5 billion.

In second quarter 2012 we identified a potential indicator of impairment at our Pascua-Lama project based on the significant increase in the expected construction costs and delay in the expected completion date. We conducted an impairment assessment at that time and determined that the fair value of the project exceeded its carrying value. In fourth quarter 2012, upon completion of the cost estimate, schedule and the associated LOM plan, we updated our assessment and determined that the fair value of the project exceeds its carrying value as at December 31, 2012 by about $1.5 billion. A decrease of about 7% in long-term gold prices, a decrease of about 12% in silver prices, an increase of about 10% in operating costs or an increase of about 15% in the total LOM capital expenditures, would in isolation, cause the estimated recoverable amount to be equal to the carrying value. As at December 31, 2012, the carrying value of Pascua-Lama is $5.24 billion (2011: $3.06 billion).

We also conducted an internal assessment of our Buzwagi mine, in our ABG segment, in fourth quarter

BARRICK YEAR-END 2012	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

2012 and determined that the fair value of the project exceeds its carrying value by about $165 million. A decrease of about 5% in gold prices or an increase of about 10% in cash operating costs, would in isolation, cause the estimated recoverable amount to be equal to the carrying value. The current carrying value of Buzwagi is $747 million (2011: $634 million). In addition, the recoverable amount of Tulawaka is approximately equal to its carrying amount, and therefore any significant change in the key assumptions could result in additional impairment charges. The current carrying value of Tulawaka is $8 million (2011: $28 million).

As at December 31, an indicator of potential impairment was noted for our Darlot mine, in our Australia Pacific operating segment, in relation to a significant increase in operating costs in its most recent LOM plan. Accordingly, we conducted an impairment assessment and determined that the fair value of the mine exceeds its carrying value as at December 31, 2012 by about $50 million. A decrease of about 15% in gold prices, an increase of about 20% in cash operating costs or an increase of about 15% in the Australian dollar compared to the US dollar would, in isolation, cause the estimated recoverable amount to be equal to the carrying value. The current carrying value of Darlot is $66 million (2011: $90 million). In addition, the recoverable amount of our Kanowna mine is approximately equal to its carrying amount, and therefore any significant change in the key assumptions could result in an impairment charge. The current carrying value of Kanowna is $162 million (2011: $197 million).

As at December 31, the recoverable amounts of certain CGUs within Barrick Energy are approximately equal to their carrying amounts and therefore any significant change in the key assumptions could result in additional impairment charges. The current carrying value of these CGUs is $589 million (2011: $231 million).

Deferred Tax Assets and Liabilities

Measurement of Temporary Differences

We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our consolidated financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Recognition of Deferred Tax Assets

Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning activities. Levels of future taxable income are affected by, among other things, market gold prices, and production costs, quantities of proven and probable gold and copper reserves, interest rates and foreign currency exchange rates. If we determine that it is probable (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, we do not recognize it in our financial statements. Changes in recognition of deferred tax assets are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable income and the amount of recognition of deferred tax assets, has been raising market gold prices. A decline in market gold prices could lead to derecognition of deferred tax assets and a corresponding increase in income tax expense.

Deferred Tax Assets Not Recognized

	2012	2011

Australia and Papua New Guinea	$181	$122
Canada	88	76
Argentina	-	35
Barbados	73	73
Zambia	48	-
Tanzania	43	31
Other	17	23
	$450	$360

Tanzania and Other: the unrecognized deferred tax assets relate to the full amount of tax assets in subsidiaries that do not have any present sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may recognize some or all of the deferred tax assets.

Canada: most of the unrecognized deferred tax assets relate to tax pools which can only be utilized by income from specific sources.

Australia: most of the unrecognized deferred tax assets relate to capital losses that can only be utilized if capital gains are realized.

BARRICK YEAR-END 2012	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL PERFORMANCE MEASURES13

Adjusted Net Earnings (Adjusted Net Earnings per Share) and Adjusted Return on Equity

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Significant tax adjustments not related to current period earnings;
•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Gains/losses and other one-time costs relating to acquisitions/dispositions;
•	Foreign currency translation gains/losses;
•	Non-recurring restructuring costs;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Change in the measurement of the PER as a result of changes in the discount rates for closed sites.

Management uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. We believe that adjusted net earnings allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net earnings in this measure include items that are recurring, management believes that adjusted net earnings is a useful measure of the Company’s performance because non-recurring tax adjustments; impairment charges, gains/losses and other one-time costs relating to asset acquisitions/dispositions and business combinations; and non-recurring restructuring charges do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results.

We also adjust for changes in PER discount rates relating to our closed sites as they are not related to our day-to-day operations and not indicative of underlying results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivatives. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

We also present adjusted return on equity as a measure which is calculated by dividing adjusted net earnings by average shareholders’ equity. Management believes this to be a useful indicator of the Company’s performance. We use adjusted net earnings to calculate the adjusted return on equity as management believes it is a useful measure of the Company’s underlying operating performance of our core mining business.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

[13]	The amounts presented in the non-GAAP financial performance measure tables include the results of discontinued operations.

BARRICK YEAR-END 2012	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Adjusted Net Earnings and Adjusted Return on Equity1

($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	2012	2011	2010	2012	2011
Net earnings/(losses) attributable to equity holders of the Company	($ 665)	$ 4,484	$ 3,582	($ 3,062)	$ 959
Significant tax adjustments not related to current period earnings	(83)	122	(4)	(42)	86
Impairment charges (reversals) related to intangibles, property, plant and equipment, and investments	4,425	165	(65)	4,161	153
Acquisition/disposition adjustments[2]	(13)	(165)	(62)	1	(6)
Foreign currency translation (gains)/losses	125	(5)	32	97	21
Restructuring costs	-	2	43	-	-
Acquisition related costs[3]	-	97	-	-	(18)
Changes in PER discount rate for closed sites	18	32	-	-	32
Other items	57	-	-	42	-
Unrealized (gains)/losses on non-hedge derivative instruments	(37)	(66)	(9)	(89)	(61)
Adjusted net earnings	$ 3,827	$ 4,666	$ 3,517	$ 1,108	$ 1,166
Net earnings/(losses) per share[4]	(0.66)	4.49	3.63	(3.06)	0.96
Adjusted net earnings per share[4]	$ 3.82	$ 4.67	$ 3.56	$ 1.11	$ 1.17
Average Shareholder’s Equity	$22,604	$21,418	$17,352	$23,509	$22,869
Adjusted return on equity[5]	17%	22%	20%	19%	20%

[1]	Amounts presented in this table are after-tax.
[2]

For the three month period ended December 31, 2011, includes gains on sale of assets. For the year ended December 31, 2011, includes gain on sale assets of $188 million, partially offset by a $23 million charge for the recognition of a liability for contingent consideration related to the acquisition of the additional 40% interest in our Cortez property.

[3]

Represents expensed transaction costs, fair value inventory purchase adjustments and realized foreign exchange losses relating to our economic hedge of the purchase price related to the Equinox acquisition.

[4]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[5]	Calculated as annualized adjusted net earnings divided by average shareholders’ equity.

Adjusted Operating Cash Flow, Adjusted Operating Cash Flow before Working Capital Changes and Free Cash Flow

Adjusted operating cash flow is a non-GAAP financial measure which excludes the effect of elimination of gold sales contracts, the effect of the settlement of currency contracts, the impact of one-time costs and working capital adjustments relating to business combinations.

Management uses adjusted operating cash flow as a measure internally to evaluate the underlying operating cash flow performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow. The elimination of gold sales contracts and one-time costs and working capital adjustments relating to business combinations are activities that are not reflective of the underlying capacity of our operations to generate operating cash flow and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow-generating capability.

Starting in Q1 2012, we have also adjusted our operating cash flow to remove the effect of the settlement of contingent consideration and non-recurring tax payments. This settlement activity and non-recurring tax payments are not reflective of the underlying capacity of our operations to generate operating cash flow on a recurring basis, and therefore these adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow-generating capability.

We also present adjusted operating cash flow before working capital changes as a measure which excludes working capital changes from adjusted operating cash flow. Management uses operating cash flow before working capital changes as a measure internally to evaluate the Company’s ability to generate cash flows from its mining operations, before the impact of working capital movements.

Free cash flow is a measure which excludes our share of capital expenditures from adjusted operating cash flow. Management believes this to be a useful indicator of the

BARRICK YEAR-END 2012	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

Company’s ability to operate without reliance on additional borrowing or usage of existing cash.

Adjusted operating cash flow, adjusted operating cash flow before working capital changes and free cash flow are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Reconciliation of Adjusted Operating Cash Flow

($ millions)	For the years ended December 31			For the three months ended December 31
	2012	2011	2010	2012	2011
Operating cash flow	$ 5,439	$ 5,315	$ 4,585	$ 1,672	$ 1,224
Elimination of gold sales contracts	-	-	656	-	-
Settlement of contingent consideration	50	-	-	-	-
Settlement of currency contracts	(385)	-	-	80	-
Non-recurring tax payments	52	-	-	-	-
Withholding tax payments	-	161	-	-	75
Acquisition costs expensed and related working capital movements	-	204	-	-	-
Adjusted operating cash flow	$ 5,156	$ 5,680	$ 5,241	$ 1,752	$ 1,299
Changes in working capital	236	139	1	(56)	106
Adjusted operating cash flow before working capital changes	$ 5,392	$ 5,819	$ 5,242	$ 1,696	$ 1,405

Adjusted operating cash flow	$ 5,156	$ 5,680	$ 5,241	$ 1,752	$ 1,299
Capital expenditures - Barrick’s share	(5,994)	(4,598)	(3,371)	(1,818)	(1,231)
Free cash flow	($ 838)	$ 1,082	$ 1,870	($ 66)	$ 68

Total Cash Costs per ounce, C1 Cash Costs per pound, C3 Fully Allocated Costs per pound and All-In Sustaining Cash Costs per ounce

Total cash costs per ounce, C1 cash costs per pound, C3 fully allocated costs per pound and all-in sustaining cash costs per ounce are non-GAAP financial measures. Total cash costs per ounce measure include all costs absorbed into inventory, as well as royalties, and by-product credits, and exclude inventory purchase accounting adjustments, unrealized gains/losses from non-hedge currency and commodity contracts, and depreciation and accretion. Our total cash costs exclude the impact of ore purchase agreements that have economic characteristics similar to a toll milling arrangement, as the cost of producing these ounces is not indicative of our normal production costs. Hence, we remove such costs from total cash costs. These measure also include the gross margin generated by our Barrick Energy business unit, which was acquired to mitigate our exposure to oil prices as a credit against gold production costs. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. These measures are calculated by dividing the aggregate of the applicable costs by gold ounces or copper pounds sold. These measures are calculated on a consistent basis for the periods presented.

Starting in Q1 2012, we have replaced the non-GAAP measure “total cash cost per pound” for our copper business with “C1 cash costs per pound”. We believe that this change will enable investors to better understand the performance of our global copper segment in comparison to other copper producers who present results on a similar basis. As part of this change, we also introduced “C3 fully allocated costs per pound”. The primary difference between total cash costs and C1 cash costs is that royalties and non-routine charges are excluded from C1 cash costs as they are not direct production costs. C3 fully allocated costs per pound include C1 cash costs, depreciation, royalties, exploration and evaluation expense, administration expense and non-routine charges.

Beginning in 2013, we are adopting an “all-in sustaining cash costs per ounce” measure. The Company believes that current operating measures commonly used in the gold industry do not capture all of the sustaining

BARRICK YEAR-END 2012	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

expenditures incurred in order to produce gold, and therefore they do not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. Similarly, they do not reflect all of the expenditures that would be included in the valuation of a gold mining company. For these reasons, the Company is working with the members of the World Gold Council (“WGC”) to define an all-in sustaining cash costs measure that better represents the total costs associated with producing gold. We believe this measure will better meet the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

The WGC project to define all-in sustaining cash costs is ongoing and a final standard is expected in the middle of 2013. We expect to conform our disclosure of all-in sustaining cash costs to the measure that is ultimately approved by the WGC. Our current definition of all-in sustaining cash costs commences with total cash costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploration and evaluation costs and environmental rehabilitation costs. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company’s cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company’s overall profitability.

We calculate total cash costs and all-in sustaining cash costs based on our equity interest in production from our mines. We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production attributable to the non-controlling interest. Consequently, our production and total cash costs statistics only reflect our equity share of production.

Total cash cost, C1 cash cost, C3 fully allocated costs and all-in sustaining cash costs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure.

Total Cash Costs per ounce, All-In Sustaining Cash Costs per ounce, C1 Cash Costs per pound

($ millions)	Gold			Copper			Oil & Gas			Total
For the years ended December 31	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Cost of Sales	$ 6,210	$ 5,169	$ 4,610	$ 1,279	$ 915	$ 407	$ 165	$ 156	$ 114	$ 7,654	$ 6,240	$ 5,131
Less: Depreciation	1,389	1,152	1,077	231	170	88	102	97	47	1,722	1,419	1,212
Cash costs of sales	$ 4,821	$ 4,017	$ 3,533	$ 1,048	$ 745	$ 319	$ 63	$ 59	$ 67	$ 5,932	$ 4,821	$ 3,919

($ millions)	Gold		Copper		Oil & Gas		Total
For the three months ended December 31	2012	2011	2012	2011	2012	2011	2012	2011
Cost of Sales	$1,771	$1,384	$418	$274	$40	$48	$2,229	$1,706
Less: Depreciation	421	312	66	61	24	29	511	402
Cash costs of sales	$1,350	$1,072	$352	$213	$16	$19	$1,718	$1,304

BARRICK YEAR-END 2012	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Cost of Sales to Total Cash Costs per ounce

Gold

	For the years ended December 31			For the three months ended December 31
($ millions, except per ounce information in dollars)	2012	2011	2010	2012	2011
Cash cost of sales	$ 4,821	$ 4,017	$ 3,533	$ 1,350	$ 1,072
Cost of sales applicable to discontinued operations	-	-	10	-	-
Cost of sales applicable to non-controlling interests[1]	(168)	(171)	(97)	(44)	(45)
Cost of sales applicable to ore purchase arrangement	(161)	(126)	(104)	(42)	(26)
Other metal sales	(139)	(137)	(120)	(38)	(33)
Realized non-hedge gains/losses on fuel hedges	(9)	(5)	3	(19)	1
Treatment and refinement charges[2]	6	8	8	2	1
Impact of Barrick Energy	(90)	(118)	(56)	(25)	(32)
Total cash cost of sales	$ 4,260	$ 3,468	$ 3,177	$ 1,184	$ 938
Ounces sold - consolidated basis (000s ounces)	7,465	7,758	7,902	2,071	1,913
Ounces sold - non-controlling interest (000s ounces)[1]	(173)	(208)	(160)	(44)	(48)
Ounces sold - equity basis (000s ounces)	7,292	7,550	7,742	2,027	1,865
Total cash costs per ounce[3]	$ 584	$ 460	$ 409	$584	$ 505

[1]	Relates to interest in ABG held by outside shareholders.
[2]

In first quarter 2012, we amended the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously, these charges were included in cost of sales and they are now deducted from revenues. We have amended this non-GAAP financial performance measure to reflect this change and therefore result in a measure that is consistent with prior periods.

[3]	Total cash costs per ounce may not calculate based on amounts presented in this table due to rounding.

Reconciliation of Total Cash Cost of Sales to All-In Sustaining Cash Costs per ounce

	For the years ended December 31			For the three months ended December 31
($ millions, except per ounce information in dollars)	2012	2011	2010	2012	2011
Total cash cost of sales	$ 4,260	$ 3,468	$ 3,177	$ 1,184	$ 938
General & administrative costs	373	314	311	111	82
Rehabilitation - accretion and amortization	147	134	111	38	40
Mine on-site exploration and evaluation costs	156	136	89	47	38
Mine development expenditures	833	750	561	233	173
Sustaining capital expenditures	1,129	876	785	356	265
All-in sustaining cash costs	$ 6,898	$ 5,678	$ 5,034	$ 1,969	$ 1,536
Ounces sold - consolidated basis (000s ounces)	7,465	7,758	7,902	2,071	1,913
Ounces sold - non-controlling interest (000s ounces)[1]	(173)	(208)	(160)	(44)	(48)
Ounces sold - equity basis (000s ounces)	7,292	7,550	7,742	2,027	1,865
All-in sustaining cash costs per ounce[2]	$ 945	$ 752	$ 649	$ 972	$ 826

[1]	Relates to interest in ABG held by outside shareholders.
[2]	All-in sustaining cash costs per ounce may not calculate based on amounts presented in this table due to rounding.

BARRICK YEAR-END 2012	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Cost of Sales to C1 Cash Costs per pound

Copper

	For the years ended December 31			For the three months ended December 31
($ millions, except per pound information in dollars)	2012	2011	2010	2012	2011
Cost of sales	$ 1,048	$ 745	$ 319	$ 352	$ 213
Cost of sales applicable to discontinued operations	-	-	91	-	-
Treatment and refinement charges[1]	95	68	23	26	26
Less: royalties	(34)	(17)	(6)	(11)	(3)
Less: non-routine charges	(62)	(34)	-	(45)	29
Other metal sales	(1)	(3)	(6)	-	-
Other	(22)	-	-	(5)	-
C1 cash cost of sales	$ 1,024	$ 759	$ 421	$ 317	$ 265
Depreciation/amortization	231	170	88	66	61
Royalties	34	17	6	11	3
Non-routine charges	62	34	-	45	(29)
Exploration and evaluation	14	12	-	7	4
Administration costs	9	22	5	4	12
Other expense (income)	27	9	19	15	19
C3 fully allocated cost of sales	$ 1,401	$ 1,023	$ 539	$ 465	$ 335
Pounds sold - consolidated basis (millions pounds)	472	444	391	154	135
C1 cash cost per pound[2]	$ 2.17	$ 1.71	$ 1.08	$ 2.07	$ 1.96
C3 fully allocated cost per pound[2]	$ 2.97	$ 2.30	$ 1.38	$ 3.04	$ 2.47

[1]

In first quarter 2012, we amended the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously, these charges were included in cost of sales and they are now deducted from revenues. We have amended this non-GAAP financial performance measure to reflect this change and therefore result in a measure that is consistent with prior periods.

[2]	C1 cash costs per pound and C3 fully allocated costs per pound may not calculate based on amounts presented in this table due to rounding.

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Starting in this MD&A, we are introducing “Adjusted EBITDA” as a non-GAAP measure. We have adjusted our EBITDA to remove the effect of “impairment charges”. These charges are not reflective of our ability to generate liquidity by producing operating cash flow and therefore this adjustment will result in a more meaningful valuation measure for investors and analysts to evaluate our performance in the period and assess our future ability to generate liquidity.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net earnings.

BARRICK YEAR-END 2012	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to EBITDA

($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	2012	2011	2010	2012	2011
Net earnings/(loss)	$ (665)	$ 4,484	$ 3,582	$ (3,062)	$ 959
Income tax expense	(236)	2,287	1,561	(1,514)	589
Finance costs	177	199	180	44	51
Finance income	(11)	(13)	(14)	(2)	(3)
Depreciation	1,722	1,419	1,212	511	402
EBITDA	$ 987	$ 8,376	$ 6,521	$ (4,023)	$ 1,998
Impairment charges	$ 6,470	$ 235	($ 73)	$ 6,196	$ 212
Adjusted EBITDA	$ 7,457	$ 8,611	$ 6,448	$ 2,173	$ 2,210
Reported as:
Gold
North America	$ 3,862	$ 3,648	$ 2,317	$ 1,109	$ 820
South America	1,771	2,121	1,996	556	662
Australia Pacific	1,446	1,687	1,096	370	462
African Barrick Gold	330	538	429	75	119
Copper	564	827	697	134	188
Capital Projects	(113)	(151)	(15)	(63)	(99)
Barrick Energy	66	49	47	16	(22)
Other	(6,939)	(343)	(46)	(6,220)	(132)
EBITDA	$ 987	$ 8,376	$ 6,521	($ 4,023)	$ 1,998
Impairment charges	$ 6,470	$ 235	($ 73)	$ 6,196	$ 212
Adjusted EBITDA	$ 7,457	$ 8,611	$ 6,448	$ 2,173	$ 2,210

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;
•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
•	Sales attributable to ore purchase arrangements; and
•	Export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, Management believes that this measure provides a more accurate reflection of our past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

BARRICK YEAR-END 2012	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Sales to Realized Price per ounce/per pound1

($ millions, except per ounce/pound information in dollars)	Gold			Copper
For the years ended December 31	2012	2011	2010	2012	2011	2010
Sales	$ 12,564	$ 12,255	$ 9,679	$ 1,689	$ 1,646	$ 1,033
Sales applicable to discontinued operations	-	-	43	-	-	244
Sales applicable to non-controlling interests	(288)	(329)	(206)	-	-	-
Sales attributable to ore purchase agreement	(174)	(137)	(111)	-	-	-
Realized non-hedge gold/copper derivative (losses) gains	-	43	26	(76)	(21)	30
Treatment and refinement charges[1]	6	8	8	95	68	23
Unrealized mark-to-market provincial price adjustment	-	-	(1)	-	-	-
Other	-	-	-	(22)	-	-
Export duties	65	73	68	-	-	-
Revenues - as adjusted	$ 12,173	$ 11,913	$ 9,506	$ 1,686	$ 1,693	$ 1,330
Ounces/pounds sold (000s ounces/millions pounds)	7,292	7,550	7,742	472	444	391
Realized gold/copper price per ounce/pound[2]	$ 1,669	$ 1,578	$ 1,228	$ 3.57	$ 3.82	$ 3.41

[1]

In first quarter 2012, we amended the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously, these charges were included in cost of sales and they are now deducted from revenues. We have amended this non-GAAP financial performance measure to reflect this change and therefore result in a measure that is consistent with prior periods.

[2]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Adjusted Debt and Net Debt

Management uses non-GAAP financial measures “adjusted debt” and “net debt” since they are more indicative of how we manage our debt levels internally than the IFRS measure. We believe these measures provide a meaningful measure for investors and analysts to evaluate our overall debt capacity, liquidity and capital structure. Adjusted debt and net debt are intended to provide additional information, do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

We adjust our long-term debt to exclude fair value and other adjustments and our partner’s share of project financing to arrive at adjusted debt. We exclude the impact of fair value and other adjustments in order to reflect the actual settlement obligation in relation to the debt instrument. We exclude our partner’s shares of project financing, where Barrick has provided a guarantee only for its proportionate share of the debt. We then deduct our cash and equivalents (net of our partner’s share of cash held at Pueblo Viejo) to arrive at net debt.

Adjusted Debt and Net Debt Summary

($ millions)
As at December 31	2012	2011
Debt per financial statements	$ 13,943	$ 13,369
Fair value and other adjustments[1]	113	65
Pueblo Viejo financing - partner’s share[2]	(376)	(376)
Adjusted debt	$ 13,680	$ 13,058
Cash and equivalents	(2,093)	(2,745)
Cash and equivalents - partner’s share at Pueblo Viejo[2]	12	7
Net debt	$ 11,599	$ 10,320

[1]	Other adjustment primarily related to issue costs which have been netted against the debts.
[2]

We consolidate 100% of Pueblo Viejo in our financial statements; however we have guaranteed only our 60% share of the $940 million financing received to this point. Therefore, we have removed our partner’s share of both the financing and cash and equivalents to ensure comparability.

BARRICK YEAR-END 2012	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

GLOSSARY OF TECHNICAL TERMS

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BACKFILL: Primarily waste sand or rock used to support the roof or walls after removal of ore from a stope.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

GRADE: The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: actual metal content of ore determined after processing.

Reserve grade: estimated metal content of an ore body, based on reserve calculations.

HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 142 to 147 – Summary Gold/ Copper Mineral Reserves and Mineral Resources.

MINERAL RESOURCE: See pages 142 to 147 – Summary Gold/Copper Mineral Reserves and Mineral Resources.

MINING CLAIM: That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

MINING RATE: Tons of ore mined per day or even specified time period.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tons mined or to be mined for each ounce of gold or pound of copper.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

BARRICK YEAR-END 2012	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Ammar Al-Joundi

Executive Vice President

and Chief Financial Officer

Toronto, Canada

February 13, 2013

BARRICK YEAR END 2012	69	MANAGEMENT’S RESPONSIBILITY

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012. Barrick’s Management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on Barrick management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2012.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2012 has been audited by PricewaterhouseCoopers LLP, Chartered Accountants, as stated in their report which is located on pages 71 - 73 of Barrick’s 2012 Annual Financial Statements.

BARRICK YEAR END 2012	70	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

February 13, 2013

Independent Auditor’s Report

To the Shareholders of

Barrick Gold Corporation

We have completed integrated audits of Barrick Gold Corporation’s 2012 and 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Barrick Gold Corporation which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011 and the consolidated statements of income, comprehensive income, cash flow and changes in equity for the years then ended and the related notes.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Barrick Gold Corporation as at December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for the years then ended in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited Barrick Gold Corporation’s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

72

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Barrick Gold Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

73

Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)	2012	2011
Revenue (notes 5 and 6)	$14,547	$14,236
Costs and expenses
Cost of sales (notes 5 and 7)	7,654	6,240
Corporate administration	195	166
Exploration and evaluation (notes 5 and 8)	429	346
Other expense (note 9a)	633	576
Impairment charges (note 9b)	6,470	235
	15,381	7,563
Other income (note 9c)	69	248
Income (loss) from equity investees (note 14a)	(13)	8
Gain on non-hedge derivatives (note 23e)	31	81
Income (loss) before finance items and income taxes	(747)	7,010
Finance items
Finance income	11	13
Finance costs (note 12)	(177)	(199)
Income (loss) before income taxes	(913)	6,824
Income tax recovery (expense) (note 10)	236	(2,287)
Net income (loss)	$(677)	$4,537
Attributable to:
Equity holders of Barrick Gold Corporation	$(665)	$4,484
Non-controlling interests (note 30)	$(12)	$53
	(677)	4,537

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 11)
Net income (loss)
Basic	$(0.66)	$4.49
Diluted	$(0.66)	$4.48

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2012	74	FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2012	2011
Net income (loss)	$(677)	$4,537

Other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale (“AFS”) financial securities, net of tax $6, $9	(37)	(91)
Realized (gains) losses and impairments on AFS financial securities, net of tax $6, $5	34	36
Unrealized gains on derivative investments designated as cash flow hedges, net of tax $20, $41	167	370
Realized (gains) on derivative investments designated as cash flow hedges, net of tax $96, $93	(331)	(413)
Actuarial (losses) on post employment benefit obligations, net of tax $3, $13	(5)	(22)
Currency translation adjustments gain (loss), net of tax $nil, $nil	35	(36)
Total other comprehensive loss	(137)	(156)
Total comprehensive income (loss)	$(814)	$4,381
Attributable to:

Equity holders of Barrick Gold Corporation	$(802)	$4,328

Non-controlling interests	$(12)	$53

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2012	75	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2012	2011
OPERATING ACTIVITIES
Net income	$(677)	$4,537
Adjustments for the following items:
Depreciation	1,722	1,419
Finance costs (excludes accretion)	123	147
Impairment charges (note 9b)	6,470	235
Income tax expense (note 10)	(236)	2,287
Increase in inventory	(616)	(708)
Proceeds from settlement of Australian dollar hedge contracts	465	-
Gain on non-hedge derivatives (note 23e)	(31)	(81)
Gain on sale of long-lived assets/investments	(18)	(229)
Other operating activities (note 13a)	(186)	(187)
Operating cash flows before interest and income taxes	7,016	7,420
Interest paid	(118)	(137)
Income taxes paid	(1,459)	(1,968)
Net cash provided by operating activities	5,439	5,315
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(6,369)	(4,973)
Sales proceeds	18	48
Acquisitions (note 4)	(37)	(7,677)
Investments
Purchases	-	(72)
Sales	168	80
Other investing activities (note 13b)	(301)	(233)
Net cash used in investing activities	(6,521)	(12,827)
FINANCING ACTIVITIES
Proceeds on exercise of stock options	18	57
Long-term debt (note 23b)
Proceeds	2,000	6,648
Repayments	(1,462)	(380)
Dividends	(750)	(509)
Funding from non-controlling interests (note 30)	505	403
Deposit on silver sale agreement (note 27)	137	138
Other financing activities (note 13c)	(25)	(66)
Net cash provided by financing activities	423	6,291
Effect of exchange rate changes on cash and equivalents	7	(2)
Net decrease in cash and equivalents	(652)	(1,223)
Cash and equivalents at beginning of year (note 23a)	2,745	3,968
Cash and equivalents at the end of year (note 23a)	$2,093	$2,745

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2012	76	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars)	As at December 31, 2012	As at December 31, 2011
ASSETS
Current assets
Cash and equivalents (note 23a)	$2,093	$2,745
Accounts receivable (note 16)	449	426
Inventories (note 15)	2,695	2,498
Other current assets (note 16)	626	876
Total current assets	5,863	6,545

Non-current assets
Equity in investees (note 14a)	135	440
Other investments (note 14b)	78	161
Property, plant and equipment (note 17)	28,717	28,979
Goodwill (note 18a)	8,837	9,626
Intangible assets (note 18b)	453	569
Deferred income tax assets (note 28)	443	409
Non-current portion of inventory (note 15)	1,692	1,153
Other assets (note 20)	1,064	1,002
Total assets	$47,282	$48,884
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (note 21)	2,265	2,083
Debt (note 23b)	1,848	196
Current income tax liabilities	41	306
Other current liabilities (note 22)	261	326
Total current liabilities	4,415	2,911

Non-current liabilities
Debt (note 23b)	12,095	13,173
Provisions (note 25)	2,812	2,326
Deferred income tax liabilities (note 28)	2,602	4,231
Other liabilities (note 27)	850	689
Total liabilities	22,774	23,330
Equity
Capital stock (note 29)	17,926	17,892
Retained earnings	3,142	4,562
Accumulated other comprehensive income	463	595
Other	314	314
Total equity attributable to Barrick Gold Corporation shareholders	21,845	23,363
Non-controlling interests (note 30)	2,663	2,191
Total equity	24,508	25,554
Contingencies and commitments (notes 16 and 34)
Total liabilities and equity	$47,282	$48,884

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

Jamie C. Sokalsky, Director	Steven J. Shapiro, Director

BARRICK YEAR-END 2012	77	FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Retained earnings	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to Shareholders	Non-controlling interests	Total equity
At January 1, 2012	1,000,423	$17,892	$4,562	$595	$314	$23,363	$2,191	$25,554
Net loss	-	-	(665)	-	-	(665)	(12)	(677)
Total other comprehensive loss	-	-	(5)	(132)	-	(137)	-	(137)
Total comprehensive loss	-	$-	$(670)	$(132)	$-	$(802)	$(12)	$(814)
Transactions with owners
Dividends	-	-	(750)	-	-	(750)	-	(750)
Issued on exercise of stock options	685	18	-	-	-	18	-	18
Recognition of stock option expense	-	16	-	-	-	16	-	16
Funding from non-controlling interests	-	-	-	-	-	-	505	505
Other decrease in non-controlling interests	-	-	-	-	-	-	(21)	(21)
Total transactions with owners	685	$34	$(750)	$-	$-	$(716)	$484	$(232)
At December 31, 2012	1,001,108	$17,926	$3,142	$463	$314	$21,845	$2,663	$24,508

At January 1, 2011	998,500	$17,820	$609	$729	$314	$19,472	$1,745	$21,217
Net income	-	-	4,484	-	-	4,484	53	4,537
Total other comprehensive loss	-	-	(22)	(134)	-	(156)	-	(156)
Total comprehensive loss	-	$-	$4,462	$(134)	$-	$4,328	$53	$4,381
Transactions with owners
Dividends	-	-	(509)	-	-	(509)	-	(509)
Issued on exercise of stock options	1,923	57	-	-	-	57	-	57
Recognition of stock option expense	-	15	-	-	-	15	-	15
Funding from non-controlling interests	-	-	-	-	-	-	403	403
Other decrease in non-controlling interests	-	-	-	-	-	-	(10)	(10)
Total transactions with owners	1,923	$72	$(509)	$-	$-	$(437)	$393	$(44)
At December 31, 2011	1,000,423	$17,892	$4,562	$595	$314	$23,363	$2,191	$25,554

[1]	Includes cumulative translation adjustments as at December 31, 2012: $13 million (2011: $22 million loss).
[2]

Includes additional paid-in capital as at December 31, 2012: $276 million (December 31, 2011: $276 million) and convertible borrowings - equity component as at December 31, 2012: $38 million (December 31, 2011: $38 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2012	78	FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS, GBP, EUR and ZMW are to Canadian dollars, Australian dollars, South African rand, Chilean pesos, Papua New Guinea kina, Tanzanian shillings, Japanese yen, Argentinean pesos, British pound sterling, Euros and Zambian kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We also hold interests in oil and gas properties located in Canada. Our producing gold mines are concentrated in three regional business units (“RBU”): North America, South America, and Australia Pacific. We also hold a 73.9% equity interest in African Barrick Gold plc (“ABG”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. Our Copper business unit contains producing copper mines located in Chile and Zambia and a mine under construction located in Saudi Arabia. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of derivative contracts and certain financial assets. The policies applied in these financial statements are based on IFRSs in effect as at December 31, 2012. These consolidated financial statements were approved for issuance by the Board of Directors on February 13, 2013.

B)	Basis of Preparation

Subsidiaries

These consolidated financial statements include the accounts of Barrick and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control is achieved when we have the power to govern the financial and operating policies of the entity. Control is normally achieved through ownership, directly or indirectly, of more than 50% of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. For non wholly-owned subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheet. Profit for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Joint Ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. Our joint ventures consist of jointly controlled assets (“JCAs”) and jointly controlled entities (“JCEs”).

A JCA is a joint venture in which the venturers have control over the assets contributed to or acquired for the purposes of the joint venture. JCAs do not involve the establishment of a corporation, partnership or other entity. The participants in a JCA derive benefit from the joint activity through a share of production, rather than by receiving a share of the net operating results. Our proportionate interest in the assets, liabilities, revenues, expenses, and cash flows of JCAs are incorporated into the consolidated financial statements under the appropriate headings.

A JCE is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has a long-term interest. We account for our interests in JCEs using the equity method of accounting.

On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by our share of post-acquisition net income or loss, depreciation, amortization or impairment of the fair value adjustments made at the date of acquisition,

BARRICK YEAR END 2012	79	NOTES TO FINANCIAL STATEMENTS

dividends and our share of post-acquisition movements in Other Comprehensive Income (“OCI”).

Associates

An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% if we have the power to be actively involved and influential in policy decisions affecting the entity. Our share of the net assets and net income or loss is accounted for in the consolidated financial statements using the equity method of accounting.

Outlined below is information related to our jointly controlled assets and entities other than 100% owned Barrick subsidiaries:

	Entity type at December 31, 2012	Economic interest at December 31, 2012[1]	Method
Marigold Mine	JCA	33%	Proportional
Round Mountain Mine	JCA	50%	Proportional
Turquoise Ridge Mine	JCA	75%	Proportional
Kalgoorlie Mine	JCA	50%	Proportional
Porgera Mine	JCA	95%	Proportional
African Barrick Gold plc[2]	Subsidiary, publicly traded	73.9%	Consolidation
Pueblo Viejo Project[2]	Subsidiary	60%	Consolidation
Cerro Casale Project[2]	Subsidiary	75%	Consolidation
Donlin Gold Project[3]	JCE	50%	Equity Method
Reko Diq Project[3]	JCE	37.5%	Equity Method
Kabanga Project[3]	JCE	50%	Equity Method

[1]	Unless otherwise noted, all of our joint ventures are funded by contributions made by their partners in proportion to their economic interest.
[2]	We consolidate our interests in Pueblo Viejo, Cerro Casale and ABG and record a non-controlling interest for the 40%, 25% and 26.1%, respectively, that we do not own.
[3]

Our jointly controlled entities are all early stage exploration projects and, as such, do not have any significant assets, liabilities, income, contractual commitments or contingencies. Expenses are recognized through our equity pick-up (loss). Refer to note 13 for further details.

C)	Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the amount of purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized before the purchase price allocation is finalized, the adjustment is allocated to the identifiable assets and liabilities acquired. Subsequent changes to the estimated fair value of contingent consideration are recorded in the consolidated statement of income.

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to Barrick’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by Barrick and are presented in the equity section of the consolidated balance sheet.

When control of a subsidiary is acquired in stages, its carrying value prior to the acquisition of control is compared with the fair value of the identifiable net assets at that date. If fair value is greater than/less than carrying value, gain/loss is recorded in the consolidated statement of income.

BARRICK YEAR END 2012	80	NOTES TO FINANCIAL STATEMENTS

D)	Discontinued Operations

A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company, both operationally and for financial reporting purposes, and is expected to be recovered primarily through sale rather than continuing use. The assets and liabilities are presented as held for sale in the consolidated balance sheet when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to be completed within one year from the date of classification. Results of operations and any gain or loss from disposal are excluded from earnings before finance items and tax and are reported separately as income from discontinued operations.

E)	Foreign Currency Translation

The functional currency of the Company, for each subsidiary of the Company, and for joint ventures and associates, is the currency of the primary economic environment in which it operates. The functional currency of our gold and copper operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

•	Property, plant and equipment (“PP&E”), intangible assets and equity method investments using historical rates;
•	Available-for-sale securities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in OCI;
•	Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
•	Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
•

Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

The functional currency of our Canadian oil and gas operations is the Canadian dollar. We translate non-US dollar balances related to these operations into US dollars as follows:

•	Assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in OCI; and
•	Income and expenses using the average exchange rate for the period with translation gains and losses recorded in OCI.
F)	Revenue Recognition

We record revenue when evidence exists that all of the following criteria are met:

•	The significant risks and rewards of ownership of the product have been transferred to the buyer;
•	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
•	The amount of revenue can be reliably measured;
•	It is probable that the economic benefits associated with the sale will flow to us; and
•	The costs incurred or to be incurred in respect of the sale can be reliably measured.

These conditions are generally satisfied when title passes to the customer.

Gold Bullion Sales

Gold bullion is sold primarily in the London spot market. The sales price is fixed at the delivery date based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Treatment and refinement charges incurred on the sale of concentrates are recorded as a reduction of revenue. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

BARRICK YEAR END 2012	81	NOTES TO FINANCIAL STATEMENTS

Copper Cathode Sales

Under the terms of copper cathode sales contracts, copper sales prices are provisionally set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment, which is also when the risks and rewards of ownership pass to the customer. Revenue is provisionally measured using forward market prices on the expected date that final selling prices will be determined. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

Oil and Gas Sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when risks and rewards of ownership are transferred. At the time of delivery of oil and gas, revenues are determined based upon contracts by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

G)	Exploration and Evaluation (“E&E”)

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures are capitalized if management determines that probable future economic benefits will be generated as a result of the expenditures. Cash flows attributable to capitalized exploration and evaluation expenditures are classified as investing activities in the consolidated statement of cash flow.

For our oil and gas properties, we follow the successful efforts method of accounting, whereby exploration expenditures that are either general in nature or related to an unsuccessful drilling program are recorded as exploration expense in the consolidated statement of income. Only costs that relate directly to the discovery and development of specific commercial oil and gas reserves are capitalized as development costs.

H)	Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

I)	Taxation

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.

BARRICK YEAR END 2012	82	NOTES TO FINANCIAL STATEMENTS

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and the carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

•

Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.

Royalties and Special Mining Taxes

Income tax expense includes the cost of royalty and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

J)	Other Investments

Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as available-for-sale. Available-for-sale equity investments are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in earnings when investments are sold and are calculated using the average carrying amount of securities sold.

If the fair value of an investment declines below the carrying amount, we undertake qualitative and quantitative assessments of whether the impairment is either significant or prolonged. If an unrealized loss on an available-for-sale investment has been recognized in OCI and it is deemed to be either significant or prolonged, any cumulative loss that had been recognized in OCI is reclassified as an impairment loss in the consolidated statement of income. The reclassification adjustment is calculated as the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized. If the value of a previously impaired available-for-sale equity investment subsequently recovers, additional unrealized gains are recorded in OCI and the previously recorded impairment losses are not subject to reversal through the consolidated statement of income.

K)	Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form.The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

BARRICK YEAR END 2012	83	NOTES TO FINANCIAL STATEMENTS

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of mine site overhead costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile.

We record provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are also recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

L)	Production Stage

We assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant or its location. We consider various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. Some of the criteria considered would include, but are not limited to, the following: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or E&E expenditures that meet the criteria for capitalization.

Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in life of mine (“LOM”) ore; (2) the amount of ore tons mined versus total LOM expected ore tons mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

M)	Property, Plant and Equipment

Buildings, Plant and Equipment

At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.

We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of the inventory produced in the period.

Buildings, plant and equipment are depreciated over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use they are measured at cost less accumulated depreciation and applicable impairment losses.

Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Estimated useful lives of Major Asset Categories

Buildings, plant and equipment	5 - 35 years
Underground mobile equipment	5 - 7 years
Light vehicles and other mobile equipment	2 - 3 years
Furniture, computer and office equipment	2 - 3 years

BARRICK YEAR END 2012	84	NOTES TO FINANCIAL STATEMENTS

Leasing Arrangements

We enter into leasing arrangements and arrangements that are in substance leasing arrangements. The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to Barrick are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income as a finance cost.

PP&E assets acquired under finance leases are depreciated, once the asset becomes available for use, over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized as an operating cost in the consolidated statement of income on a straight-line basis over the lease term.

Mineral Properties

Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest.

i) Acquired Mining Properties

On acquisition of a mining property we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation, until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs incurred to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a UOP basis, whereby the denominator is estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources within that ore block or area that is considered probable of economic extraction.

If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in total accessible proven and probable reserves and the portion of resources that is considered probable of economic extraction.

iii) Open Pit Mining Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs are expected to provide a future economic benefit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (i) improves access to ore to be mined in the future; (ii) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (iii) increases the productive capacity or extends the

BARRICK YEAR END 2012	85	NOTES TO FINANCIAL STATEMENTS

productive life of the mine (or pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.

Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in the associated open pit in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan. Capitalized open pit mine development costs are depreciated once the open pit has entered production and the future economic benefit is being derived.

iv) Oil and Gas Properties

On acquiring an oil and gas property, we estimate the fair value of reserves and resources and we record this amount as an asset at the date of acquisition, which is subject to depreciation, on a UOP basis over proved reserves, when the asset is available for its intended use.

Construction-in-Progress

Assets under construction at operating mines are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete and available for use.

Capitalized Interest

We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

Insurance

We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is virtually certain and the amount receivable is fixed or determinable. For business interruption the amount is only recognized when it is virtually certain as supported by receipt of notification of a minimum or proposed settlement amount from the insurance adjuster.

N)	Goodwill

Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested annually for impairment at the beginning of the fourth quarter for the gold and capital projects segments and at the end of the fourth quarter for the copper and Barrick Energy segments. In addition, at each reporting period we assess whether there is an indication that goodwill is impaired and, if there is such an indication, we would test for goodwill impairment at that time. At the date of acquisition, goodwill is assigned to the cash generating unit (“CGU”) or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”).

The recoverable amount of an operating segment is the higher of Value in Use (“VIU”) and Fair Value Less Costs to Sell (“FVLCS”). A goodwill impairment is recognized for any excess of the carrying amount of the segment over its recoverable amount. Goodwill impairment charges are not reversible.

O)	Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

BARRICK YEAR END 2012	86	NOTES TO FINANCIAL STATEMENTS

On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.

P)	Impairment of Non-Current Assets

We review and test the carrying amounts of PP&E and intangible assets with definite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of CGUs, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. For operating mines, projects and oil and gas properties, the individual mine/project/property represents a CGU for impairment testing.

The recoverable amount of a CGU is the higher of VIU and FVLCS. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

Impairment Reversal

Impairment losses for PP&E and intangible assets are reversed if the conditions that gave rise to the impairment are no longer present and it has been determined that the asset is no longer impaired as a result. This reversal is recognized in the consolidated statement of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCS.

Q)	Debt

Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statement of income over the period to maturity using the effective interest method.

R)	Derivative Instruments and Hedge Accounting

Derivative Instruments

Derivative instruments are recorded at fair value on the consolidated balance sheet, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecast transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and the intent to settle on a net basis.

Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statement of income. Amounts accumulated in equity are transferred to the consolidated statement of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statement of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statement of income.

BARRICK YEAR END 2012	87	NOTES TO FINANCIAL STATEMENTS

Non-Hedge Derivatives

Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statement of income.

S)	Embedded Derivatives

Derivatives embedded in other financial instruments or executory contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to their host financial instrument or contract. In some cases, the embedded derivatives may be designated as hedges and are accounted for as described above.

T)	Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to note 24 for further information.

U)	Environmental Rehabilitation Provision

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.

Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to tailings pond closure/rehabilitation;

demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.

Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause

BARRICK YEAR END 2012	88	NOTES TO FINANCIAL STATEMENTS

expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates and changes in laws and regulations governing the protection of the environment.

Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statement of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statement of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs.

V)	Litigation and Other Provisions

Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are discounted to their present value using a current US dollar risk-free pre-tax discount rate and the accretion expense is included in finance costs.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. Contingent gains are only recognized when the inflow of economic benefits is virtually certain.

W)	Stock-Based Compensation

Barrick offers equity-settled (Employee Stock Option Plan (“ESOP”), Employee Share Purchase Plan (“ESPP”)) and cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”), Performance Restricted Share Units (“PRSU”)) awards to certain employees, officers and directors of the Company.

Equity-settled awards are measured at fair value using the Lattice model with market related inputs as of the date of the grant. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs (i.e. cost of sales, RBU costs, corporate administration) and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares at the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category as the award recipient’s payroll costs. The cost of a cash-settled award is recorded within liabilities until settled.

We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Employee Stock Option Plan

Under Barrick’s ESOP, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved. Stock options vest over four years, beginning in the year after granting. The ESOP arrangement has graded vesting terms, and therefore, multiple vesting periods must

BARRICK YEAR END 2012	89	NOTES TO FINANCIAL STATEMENTS

be valued and accounted for separately over their respective vesting periods. The compensation expense of the instruments issued for each grant under the ESOP is calculated using the Lattice model. The compensation expense is adjusted by the estimated forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Restricted Share Units

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs vest at the end of two and a half years and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of corporate administration and other expenses. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

Deferred Share Units

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.

Performance Restricted Share Units

Under our PRSU plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. The amount of PRSUs that vest is based on the achievement of performance goals and the target settlement ranges from 0% to 200% of the original grant of units.

The value of a PRSU reflects the value of a Barrick common share adjusted for its relative performance against certain competitors. Therefore, the fair value of the PRSUs is determined with reference to the closing stock price at each remeasurement date.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense. The fair value is adjusted for the revised estimated forfeiture rate.

Employee Share Purchase Plan

Under our ESPP plan, Barrick employees can purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year.

Both Barrick and the employee make the contributions on a bi-monthly basis with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee contributions have no vesting requirement; however, shares purchased with Barrick’s contributions vest one year from contribution date. All dividend income is used to purchase additional Barrick shares.

Barrick records an expense equal to its bi-monthly cash contribution. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to vesting, any accrual for contributions by Barrick during the year related to that employee is reversed.

BARRICK YEAR END 2012	90	NOTES TO FINANCIAL STATEMENTS

X)	Post-Retirement Benefits

Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans whereby we contribute up to 6% of the employees’ annual salary and bonus. We also have a retirement plan for certain officers of Barrick under which we contribute 15% of the officer’s annual salary. The contributions are recognized as compensation expense as incurred. The Company has no further payment obligations once the contributions have been paid.

Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed income and equity securities.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of Barrick.

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the accrued benefit obligations change during the year. We record actuarial gains and losses in other comprehensive income and retained earnings.

Our valuations are carried out using the projected unit credit method and the expected rate of return on pension plan assets is determined as management’s best estimate of the long-term return on major asset classes. We record the difference between the fair value of the plan assets and the present value of the plan obligations as an asset or liability on the consolidated balance sheets.

Pension Plan Assets and Liabilities

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions.

The discount rate, assumed rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.

The expected rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. We use long-term historical returns on equities and fixed-income investments, reflecting the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run, in estimating the long-term rate of return for plan assets. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.

Wage increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in OCI.

Y)	New Accounting Standards

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the applicability of early adoption.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate

BARRICK YEAR END 2012	91	NOTES TO FINANCIAL STATEMENTS

Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power over the investee to direct relevant activities and exposure to variable returns before control is present. IFRS 10 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 10 on our consolidated financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31 Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties to the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 11 on our consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates and the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 will be applied starting January 1, 2013. We have completed our assessment and note that additional disclosures will be required in our 2013 annual consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. IFRS 13 will be applied starting January 1, 2013. We are currently finalizing our assessment of the impact of adopting IFRS 13 on our consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 will be applied starting January 1, 2013. We will amend our accounting policy on production phase stripping costs to require our open pit mines to consider components of the pit in their assessment of whether or not a future benefit has been created by the mining activities in the period.We expect that this will lead to an increase in the amount of stripping costs that are capitalized over the life of an open pit mine. Based on our analysis, we expect that our restated 2012 financial statements will show an increase in PP&E, a decrease in inventory and an increase in net income. The quantum of these changes is currently under review in preparation of our first quarter 2013 reporting.

3 > SIGNIFICANT JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

Reserves and Resources

Estimates of the quantities of proven and probable mineral reserves and mineral resources, form the basis for our life of mine LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements.

BARRICK YEAR END 2012	92	NOTES TO FINANCIAL STATEMENTS

Impairment of Goodwill and Non-Current Assets

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment, and annually at the beginning of the fourth quarter for our gold and capital projects segments, and at the end of the fourth quarter for our copper and Barrick Energy segments. Calculating the estimated fair values of cash generating units for non-current asset impairment tests and groups of CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Management is also required to make a judgment with respect to which CGUs should be grouped together for goodwill testing purposes, including the assessment of operating segments, the highest level at which goodwill can be tested. Refer to note 2(n), note 2(p) and note 19 for further information.

Capitalization of Exploration and Evaluation Costs

Management has determined that costs related to exploration drilling, evaluation studies and other development work that have been capitalized have probable future benefit and are economically recoverable. Management’s criteria for assessing the economic recoverability of these costs is disclosed in note 2(g).

Production Stage of a Mine

The determination of the date on which a mine enters the production stage is a significant judgment since capitalization of certain costs ceases upon entering production. As a mine is constructed, costs incurred are capitalized and proceeds from mineral sales are offset against the capitalized costs. This continues until the mine is available for use in the manner intended by management, which requires significant judgment in its determination. Refer to note 2(l) for further information on the criteria used to make this assessment.

Purchase Price Allocations

In a business combination, we are required to fair value each identifiable asset and liability as at the acquisition date. This requires management to make judgments and estimates, as of the acquisition date, to determine the fair value, including the amount of mineral reserves and resources acquired, future metal prices, future operating costs and capital expenditure requirements and discount rates. Any excess of acquisition cost over the fair value of the identifiable net assets is recognized as goodwill. Provisional and final fair value allocations recorded as a result of business combinations are discussed further in note 4.

Provisions for Environmental Rehabilitation

Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to note 2(u) for further information.

Income Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/associates. A number of these estimates require management to make estimates of future taxable profit, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets recorded on our balance sheet could be impacted. Refer to note 2(i), note 10 and note 28 for further information.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements.

BARRICK YEAR END 2012	93	NOTES TO FINANCIAL STATEMENTS

Other Notes to the Financial Statements

Note
Acquisitions and divestitures	4
Segment information	5
Revenue	6
Cost of sales	7
Exploration and evaluation	8
Other charges	9
Income tax expense	10
Earnings (loss) per share	11
Finance cost	12
Cash flow - other items	13
Investments	14
Inventories	15
Accounts receivable and other current assets	16
Property, plant and equipment	17
Goodwill and other intangible assets	18
Impairment of goodwill and non-current assets	19
Other assets	20
Accounts payable	21
Other current liabilities	22
Financial instruments	23
Fair value measurements	24
Provisions and environmental rehabilitation	25
Financial risk management	26
Other non-current liabilities	27
Deferred income taxes	28
Capital stock	29
Non-controlling interests	30
Remuneration of key management personnel	31
Stock-based compensation	32
Post-retirement benefits	33
Contingencies	34

4 > ACQUISITIONS AND DIVESTITURES

For the years ended December 31	2012	2011
Cash paid on acquisition[1]
Equinox	$-	$7,482
Oil and gas acquisitions	-	278
Other[2]	37	-
	$37	$7,760
Less: cash acquired	-	(83)
	$37	$7,677
Cash proceeds on divestiture[1]
Highland Gold	$122	$-
Sedibelo	-	44
Pinson	-	15
	$122	$59

[1]	All amounts represent gross cash paid on acquisition or received on divestiture.
[2]	Represents ABG’s acquisition of Aviva Corporation as well as an asset acquisition by our North American Regional Business Unit.

A)	Disposition of our 20% interest in Highland Gold

On April 26, 2012, we completed the sale of our 20.4% investment in Highland Gold for net proceeds of $122 million. As a result of the sale of this holding, we recognized an impairment loss of $86 million representing the difference between the net proceeds and our carrying value.

B)	Acquisition of Equinox Minerals Limited

On June 1, 2011, we acquired 83% of the voting shares of Equinox Minerals Limited (“Equinox”), thus obtaining control. Throughout June we obtained a further 13% of the voting shares and obtained the final 4% on July 19, 2011. Cash consideration paid in second quarter 2011 was $7,213 million, with a further $269 million paid in third quarter 2011, for total cash consideration of $7,482 million. We have determined that this transaction represented a business combination with Barrick identified as the acquirer. We began consolidating the operating results, cash flows and net assets of Equinox from June 1, 2011.

Equinox was a publicly traded mining company that owned the Lumwana copper mine in Zambia and the Jabal Sayid copper project in Saudi Arabia. These operations form part of Barrick’s copper business unit which was established in fourth quarter 2011.

The tables below present the purchase price and our final allocation of the purchase price to the assets and liabilities acquired. This allocation was finalized in fourth quarter 2011 to reflect the final determination of the assigned values of the assets and liabilities acquired. The significant adjustments were to increase property plant, and

BARRICK YEAR END 2012	94	NOTES TO FINANCIAL STATEMENTS

equipment by $819 million and deferred income taxes by $769 million, with a corresponding net increase to goodwill of $79 million. There were no adjustments made to the consolidated statement of income after applying these adjustments retroactively to the acquisition date.

Purchase Cost
Cash paid to Equinox shareholders in June 2011	$ 6,957
Cash paid to Equinox shareholders in July 2011	269
Fair value of Equinox shares previously acquired	131
Payouts to Equinox employees on change of control	125
Total acquisition cost	$ 7,482
Cash acquired with Equinox	(83)
Net cash consideration	$ 7,399

The purchase cost was funded from our existing cash balances and from proceeds from the issuance of long-term debt of $6.5 billion.

Summary of Final Purchase Price Allocation

Fair Value at Acquisition
Assets
Current assets	$ 366
Buildings, plant and equipment	1,526
Lumwana depreciable mining interest	1,792
Lumwana non-depreciable mining interest	2,258
Jabal Sayid non-depreciable mining interest	902
Intangible assets	66
Goodwill	3,506
Total assets	$ 10,416

Liabilities
Current liabilities	$ 359
Deferred income tax liabilities	2,108
Provisions	59
Debt	408
Total liabilities	$ 2,934
Net assets	$ 7,482

In accordance with the acquisition method of accounting, the acquisition cost has been allocated to the underlying assets acquired and liabilities assumed, based primarily upon their estimated fair values at the date of acquisition. We primarily used a static discounted cash flow model (being the net present value of expected future cash flows) to determine the fair value of the mining interests, and used a replacement cost approach in determining the fair value of buildings, plant and equipment. Expected future cash flows are based on estimates of projected future revenues, expected conversions of resources to reserves, and expected future production costs and capital expenditures based on the life of mine plan as at the acquisition date. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

Goodwill arose on this acquisition principally because of the following factors: (1) the scarcity of large, long-life copper deposits; (2) the ability to capture financing, tax and operational synergies by managing these properties within a copper business unit in Barrick; (3) the potential to expand production through operational improvements and increases to reserves through exploration at the Lumwana property, which is located in one of the most prospective copper regions in the world; and (4) the recognition of a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. The goodwill is not deductible for income tax purposes.

C)	Oil and Gas Acquisitions

In 2011, our oil and gas subsidiary Barrick Energy completed three acquisitions. On January 14, 2011, Barrick Energy acquired a 50% interest in the Valhalla North property from Penn West (“Valhalla North”), for approximately $25 million. On June 30, 2011, Barrick Energy acquired all of the outstanding shares of Venturion Natural Resources Limited (“Venturion”), a privately held corporation, for approximately $185 million. On July 28, 2011, Barrick Energy acquired all of the outstanding shares of Culane Energy Corporation (“Culane”) for approximately $68 million. These acquisitions were made to acquire additional producing assets, proved and probable reserves, as well as facilities to allow us to grow and expand our energy business. We have determined that these transactions represent business combinations, with Barrick Energy identified as the acquirer. The tables below present the combined purchase cost and the final purchase price allocation for these transactions. We have recorded goodwill on these transactions as a result of the potential to increase current reserves through enhanced oil recoveries and the recognition of a deferred tax liability for the difference between the carrying values and the tax bases of assets acquired and liabilities assumed. The goodwill is not deductible for tax purposes. Barrick Energy began consolidating the operating results, cash flows, and net assets of Valhalla North, Venturion and Culane from January 14, 2011, June 30, 2011 and July 28, 2011, respectively.

BARRICK YEAR END 2012	95	NOTES TO FINANCIAL STATEMENTS

Total Costs to Allocate
Purchase cost	$ 278

Final Allocation of Fair Values to Valhalla North, Venturion and Culane Net Assets
Current assets	$ 8
Property, plant and equipment	342
Goodwill	26
Total assets	$ 376
Current liabilities	$4
Provisions	13
Bank debt	44
Deferred income tax liabilities	37
Total liabilities	$ 98
Net assets acquired	$ 278

5 > SEGMENT INFORMATION

Barrick’s business is organized into seven primary operating segments: four regional gold businesses, a global copper business unit, an oil and gas business, and a capital projects group. Barrick’s Chief Operating Decision Maker reviews the operating results, assesses performance and makes capital allocation decisions at an operating segment level. Therefore, these business units are operating segments for financial reporting purposes. In fourth quarter 2011, Barrick established the global copper business unit in order to maximize the value of the Company’s copper and other non-gold mining assets following the acquisition of Equinox in June 2011. This unit is responsible for providing strategic direction and oversight of the copper business and ensuring that the Company realizes the business and operational synergies arising from the acquisition.

Segment performance is evaluated based on a number of measures including segment income before income tax, production levels and unit production costs. Income tax, corporate administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statements of Income Information
		Cost of Sales
For the year ended December 31, 2012	Revenue	Direct Mining & Royalties	Depreciation	Exploration & Evaluation	Operating Segment Administration	Other Expenses[1]	Segment Income (Loss	)
Gold
North America	$ 5,722	$ 1,742	$ 593	$ 46	$ 61	$ 30	$ 3,250
South America	2,668	793	295	15	31	70	1,464
Australia Pacific	3,233	1,649	315	53	49	46	1,121
ABG	1,081	637	162	29	51	38	164
Copper[2]	1,690	1,048	231	14	9	58	330
Capital Projects[3]	-	-	3	27	9	80	(119)
Barrick Energy	153	63	102	-	12	13	(37)
	$ 14,547	$ 5,932	$ 1,701	$ 184	$ 222	$ 335	$ 6,173

BARRICK YEAR END 2012	96	NOTES TO FINANCIAL STATEMENTS

Consolidated Statements of Income Information
		Cost of Sales
For the year ended December 31, 2011	Revenue	Direct Mining & Royalties	Depreciation	Exploration & Evaluation	Operating Segment Administration	Other Expenses	[1]	Segment Income (Loss	)
Gold
North America	$ 5,263	$ 1,453	$ 471	$ 35	$ 45	$ 102		$ 3,157
South America	2,864	698	207	7	30	16		1,906
Australia Pacific	3,073	1,304	307	51	42	-		1,369
ABG	1,210	562	138	30	48	35		397

Copper[2]	1,649	745	170	12	22	45		655
Capital Projects[3]	-	-	8	40	2	111		(161)
Barrick Energy	177	59	97	-	12	58		(49)
	$ 14,236	$ 4,821	$ 1,398	$ 175	$ 201	$ 367		$ 7,274

[1]

Other expenses include accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2012, accretion expense was $54 million (2011: $52 million).

[2]	The Copper segment includes exploration and evaluation expense and losses from equity investees that hold copper projects.
[3]

The Capital Projects segment relates to our interests in our significant gold projects under construction. Segment loss for the Capital Projects segment includes exploration and evaluation expense and losses from equity investees that hold capital projects.

Reconciliation of Segment Income to Income (Loss) from Continuing Operations Before Income Taxes
For the years ended December 31	2012	2011
Segment income	$ 6,173	$ 7,274
Depreciation of corporate assets	(21)	(21)
Exploration not managed by segments	(211)	(145)
Evaluation not managed by segments	(47)	(40)
Corporate administration	(195)	(166)
Other (expenses) income	(61)	49
Impairment charges	(6,470)	(96)
Finance income	11	13
Finance costs (excludes accretion)	(123)	(147)
Gain on non-hedge derivatives	31	81
Gain from equity investees not attributable to segments	-	22
Income (loss) before income taxes	$ (913)	$ 6,824

BARRICK YEAR END 2012	97	NOTES TO FINANCIAL STATEMENTS

Geographic Information
	Non-current assets[1]		Revenue[2]
	As at Dec. 31, 2012	As at Dec. 31, 2011	2012	2011
United States	$ 6,380	$ 5,675	$ 5,373	$ 4,914
Zambia	973	5,153	567	475
Chile	6,029	5,111	1,124	1,148
Dominican Republic	4,797	3,638	-	-
Argentina	4,391	2,893	1,230	1,397
Tanzania	2,314	2,099	1,081	1,210
Canada	1,289	1,405	502	525
Saudi Arabia	1,550	1,611	-	-
Australia	1,643	1,485	2,520	2,330
Papua New Guinea	1,176	1,017	713	769
Peru	767	602	1,437	1,468
Other	-	121	-	-
Unallocated[1]	10,110	11,529	-	-
Total	$ 41,419	$ 42,339	$ 14,547	$ 14,236

[1]	Unallocated assets include goodwill, deferred tax assets and certain financial assets.
[2]	Presented based on the location from which the product originated.

Asset Information[1]
	Total Assets		Segment Capital Expenditures[2]
	As at Dec. 31, 2012	As at Dec. 31, 2011	For the year ended Dec. 31, 2012	For the year ended Dec. 31, 2011
Gold
North America	$ 8,927	$ 8,200	$ 1,379	$ 1,056
South America	3,074	2,925	362	491
Australia Pacific	4,317	3,982	527	465
ABG	2,469	2,258	317	309
Copper	7,206	12,398	740	433
Capital Projects[3]	13,135	9,484	2,974	2,563
Barrick Energy	955	1,104	128	163
Segment total	$ 40,083	$ 40,351	$ 6,427	$ 5,480
Cash and equivalents	2,093	2,745	-	-
Other current assets	3,770	3,800	-	-
Equity in investees	-	209	-	-
Other investments	78	161	-	-
Intangible assets	453	569	-	-
Deferred income tax assets	443	409	-	-
Other items not allocated to segments	362	640	34	27
Total	$ 47,282	$ 48,884	$ 6,461	$ 5,507

[1]	Liabilities are not managed on a segment basis and have therefore been excluded from segment disclosures.
[2]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. In 2012, cash expenditures were $6,369 million (2011: $4,973 million) and the increase in accrued expenditures was $92 million (2011: $534 million).

[3]	The carrying amount of the long-lived assets in the Capital Projects segment is transferred to the relevant operating segment on commissioning of the mine.

BARRICK YEAR END 2012	98	NOTES TO FINANCIAL STATEMENTS

6 > REVENUE
For the years ended December 31	2012	2011
Gold bullion sales[1]
Spot market sales	$ 12,241	$ 11,819
Concentrate sales[2]	323	436
	$ 12,564	$ 12,255
Copper sales[1]
Copper cathode sales	$ 1,123	$ 1,141
Concentrate sales[2]	566	505
	$ 1,689	$ 1,646
Oil and gas sales	$153	$177
Other metal sales[3]	$141	$158
Total	$ 14,547	$ 14,236

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 23d).
[2]

Concentrate revenues are presented net of treatment charges and refinement charges incurred on the sale of concentrates. For the year ended December 31, 2012, treatment charges and refinement charges for gold were $6 million (2011: $8 million) and for copper were $95 million (2011: $68 million).

[3]	Revenues include the sale of by-products for our gold and copper mines.

Principal Products

All of our gold mining operations produce gold in doré form, except Bulyanhulu and Buzwagi which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated. Our Lumwana mine produces a concentrate that primarily contains copper. At our Zaldívar mine we produce copper cathode, which consists of 99.9% copper.

Revenue

Revenue is presented net of direct sales taxes of $65 million (2011: $50 million). Incidental revenues from the sale of by-products, primarily copper and silver, are classified within other metal sales.

In 2012, we reclassified treatment and refinement charges incurred on the sale of concentrates from cost of sales and began recording them as an offset against revenue. This change does not have any impact on our net income or net assets. We have restated our prior period results to conform to the current presentation.

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2012 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing		Impact on net income before taxation of 10% movement in market price US$M
As at December 31	2012	2011	2012	2011
Copper pounds (millions)	64	63	$ 23	$ 22
Gold ounces (000s)	28	29	5	5

For the year ended December 31, 2012, our provisionally priced copper sales included provisional pricing gains of $10 million (2011: $63 million loss) and our provisionally priced gold sales included provisional pricing gains of $3 million (2011: $9 million gain).

At December 31, 2012, our provisionally priced copper and gold sales subject to final settlement were recorded at average prices of $3.59/lb (2011: $3.45/lb) and $1,688 /oz (2011: $1,653/oz), respectively. The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

7 > COST OF SALES
For the years ended December 31	2012	2011
Direct mining cost[1,2]	$ 5,558	$ 4,486
Depreciation	1,722	1,419
Royalty expense	374	335
Total	$ 7,654	$ 6,240

[1]	Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $74 for the year ended December 31, 2012 (2011: nil).
[2]	Direct mining cost includes the costs of extracting by-products.

BARRICK YEAR END 2012	99	NOTES TO FINANCIAL STATEMENTS

Cost of Sales

Cost of sales consists of direct mining costs (which include personnel costs, certain general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third-party smelting and transport fees), and depreciation related to sales and royalty expenses. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold and royalty expense for the period. Costs also include any impairment to reduce inventory to its net realizable value.

Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Other types of royalties include:

➢	Net profits interest (NPI) royalty,
➢	Modified net smelter return (NSR) royalty,
➢	Net smelter return sliding scale (NSRSS) royalty,
➢	Gross proceeds sliding scale (GPSS) royalty,
➢	Gross smelter return (GSR) royalty,
➢	Net value (NV) royalty,
➢	Land tenement (LT) royalty, and a
➢	Gold revenue royalty.

Royalty expense is recorded on completion of the production process.

Royalties applicable to our oil and gas properties include:

➢	Crown royalties,
➢	Net profits interest (NPI) royalty,
➢	Overriding royalty (ORR), and a
➢	Freehold royalty (FH).

Producing mines and capital projects	Type of royalty
North America
Goldstrike	0%-5% NSR, 0%-6% NPI
Williams	1.5% NSR, 0.75%-1% NV
David Bell	3%-3.5% NSR
Hemlo - Interlake property	50% NPI, 3% NSR
Round Mountain	3.53%-6.35% NSRSS
Bald Mountain	3.5%-7% NSRSS, 2.9%-4% NSR, 10% NPI
Ruby Hill	3% modified NSR
Cortez	1.5% GSR
Cortez - Pipeline/South Pipeline deposit	0.4%-9% GSR
Cortez - portion of Pipeline/ South Pipeline deposit	5% NV
South America
Veladero	3.75% gross proceeds
Lagunas Norte	2.51% NSR
Australia Pacific
Porgera	2% NSR, 0.25% other
Western Australia production[1]	2.5% of gold revenue
Cowal	4% of net gold revenue
African Barrick Gold
Bulyanhulu	4% NSR[2]
Tulawaka	4% NSR[2]
North Mara - Nyabirama and Nyabigena pit	4% NSR[2], 1% LT
North Mara - Gokona pit	4% NSR[2], 1.1% LT
Buzwagi	4% NSR, 30% NPI[2,3]
Capital Projects
Donlin Gold Project	1.5% NSR (first 5 years), 4.5% NSR (thereafter), 8.0% NPI[4]
Pascua-Lama Project - Chile gold production	1.4%-9.6% GPSS
Pascua-Lama Project - Chile copper production	1.9% NSR
Pascua-Lama Project - Argentina production	3% modified NSR
Pueblo Viejo	3.2% NSR (for gold & silver),
28.75% NPI[4]
Cerro Casale	3% NSR (capped at $3 million cumulative)
Copper
Lumwana	6% GSR[5]
Kabanga	4% NSR
Other
Barrick Energy	0.23% NPI, 3.06% FH&ORR,
19.61% Crown Royalty

[1]	Includes the Kalgoorlie, Kanowna, Granny Smith, Plutonic, Darlot and Lawlers mines.
[2]	The NSR increased from 3% to 4% effective April 2012.
[3]

The NPI is calculated as a percentage of profits realized from the Buzwagi mine after all capital, exploration, and development costs and interest incurred in relation to the Buzwagi mine have been recouped and all operating costs relating to the Buzwagi mine have been paid. No amount is currently payable.

[4]	The NPI is calculated as a percentage of profits realized from the mine until all funds invested to date with interest at an agreed upon rate are recovered. No amount is currently payable.
[5]	The GSR increased from 3% to 6% effective April 2012.

BARRICK YEAR END 2012	100	NOTES TO FINANCIAL STATEMENTS

8 > EXPLORATION AND EVALUATION
For the years ended December 31	2012	2011
Exploration:
Minesite exploration	$ 82	$ 72
Global programs	211	145
	$ 293	$ 217
Evaluation costs	136	129
Exploration and evaluation expense[1]	$ 429	$ 346

[1]	Approximates the impact on operating cash flow.

9 > OTHER CHARGES
A Other Expense
For the years ended December 31	2012	2011
Operating segment administration[1]	$ 222	$ 201
Corporate social responsibility	83	55
Changes in estimate of rehabilitation costs at closed mines	39	79
World Gold Council fees	14	9
Currency translation losses[2]	73	22
Pension and other post-retirement benefit expense (note 33)	-	4
Severance and other restructuring costs	19	6
Equinox acquisition costs	-	39
Other expensed items	183	161
Total	$ 633	$ 576

[1]	Relates to general and administrative costs incurred at business unit offices.
[2]	Amounts attributable to currency translation losses on working capital balances.

B Impairment Charges
For the years ended December 31	2012	2011
Impairment of long-lived assets[1]	$ 5,251	$ 138
Impairment of other intangibles[1]	169	-
Impairment of other investments[1]	206	-
	$5,626	$138
Impairment of goodwill[1]	798	-
Impairment of available-for-sale investments	46	97
Total	$ 6,470	$ 235

[1]	Refer to note 19 for further details.

C Other Income
For the years ended December 31	2012	2011
Gain on sale of long-lived assets/investments[1]	$18	$229
Pension and other post-retirement benefit gain (note 33)	19	-
Royalty income	3	3
Other	29	16
Total	$ 69	$ 248

[1]	2011 amounts include the sale of our interest in Sedibelo ($66 million), Fronteer Gold ($46 million), Fenn Gibb ($34 million), Metminco ($32 million) and Pinson ($28 million).

10 > INCOME TAX EXPENSE
For the years ended December 31	2012	2011
Tax on profit
Current tax
Charge for the year	$ 1,422	$ 1,861
Adjustment in respect of prior years	(67)	24
	$1,355	$1,885
Deferred tax
Origination and reversal of temporary differences in the current year	$ (1,679)	$ 405
Adjustment in respect of prior years	88	(3)
	$ (1,591)	$ 402
Income tax expense (recovery)	$ (236)	$ 2,287
Tax expense related to continuing operations
Current
Canada	$10	$23
International	1,404	1,736
	$ 1,414	$ 1,759
Deferred
Canada	$ (38)	$ (15)
International	(1,575)	453
	$ (1,613)	$ 438
Income tax expense (recovery) before elements below:	$ (199)	$ 2,197
Net currency translation losses (gains) on deferred tax balances	46	(32)
Impact of tax rate changes	(22)	-
Amendment in Australia	(58)	-
Foreign Income Tax Assessment	(19)	-
Impact of functional currency changes	16	(4)
Dividend withholding tax	-	87
Impact of Peruvian Tax Court decision	-	39
Income tax expense (recovery)	$ (236)	$ 2,287

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities with a carrying amount of approximately $300 million. In 2012, tax expense of $46 million primarily arose from translation losses due to the weakening of the Argentinean peso against the US dollar. In 2011 the appreciation of the Papua New Guinea kina against the US dollar, and the weakening of the Argentinean peso against the US dollar resulted in net translation gains totaling $32 million. These losses and gains are included within deferred tax expense/recovery.

BARRICK YEAR END 2012	101	NOTES TO FINANCIAL STATEMENTS

Tax Rate Changes

In second quarter 2012, a tax rate change was enacted in the province of Ontario, Canada, resulting in a deferred tax recovery of $11 million.

In third quarter 2012, a tax rate change was enacted in Chile, resulting in a current tax expense of $4 million and deferred tax recovery of $15 million.

Amendment in Australia

In fourth quarter 2012, amendments were made to prior year tax returns for one of our Australian consolidated tax groups, based on updated tax pool amounts from the time of the consolidation election. These amendments resulted in a current tax recovery of $44 million and a deferred tax recovery of $14 million.

Foreign Income Tax Assessment

In second quarter 2012, a foreign income tax assessment was received which resulted in a current tax recovery of $19 million.

Functional Currency Changes

In fourth quarter 2012, we received approval to prepare certain of our Papua New Guinea tax returns using US dollar functional currency effective January 1, 2012. This approval resulted in a one-time deferred tax expense of $16 million. Going forward, the material Papua New Guinea tax return will now be filed using a US dollar functional currency.

In 2011, we filed an election in Australia to prepare certain of our Australian tax returns using US dollar functional currency effective January 1, 2011. This election resulted in a one-time deferred tax benefit of $4 million. Going forward, all material Australian tax returns will now be filed using a US dollar functional currency.

Dividend Withholding Tax

In 2011, we recorded an $87 million dollar dividend withholding current tax expense in respect of funds repatriated from foreign subsidiaries.

Peruvian Tax Court Decision

On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000. The full life of mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million.

In January 2005, we received written confirmation that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.

Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, in an audit concluded in 2005, The Tax Administration in Peru (SUNAT) has reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007, SUNAT confirmed their reassessment. We filed an appeal to the Tax Court of Peru within the statutory period.

The Tax Court decision was rendered on August 15, 2011. The Tax Court ruled in our favor on substantially all material issues. However, based on the Tax Court decision, the timing of certain deductions would differ from the position taken on filing. As a result, we would incur interest and penalties in some years and earn refund interest income in other years. SUNAT initially assessed us $100 million for this matter. However, after appeal, on February 27, 2012 an agreed amount of $52 million was paid in respect of the 2001 and 2003 taxation years. In addition, we have claimed or will claim tax refunds for the 2006 to 2009 taxation years. Reflecting what we believe is the probable amount, we recorded a current tax expense of $39 million in 2011 in respect of this matter.

On November 15, 2011, we appealed the Tax Court decision to the Judicial Court with respect to the timing of certain deductions for the Pierina mining concession. SUNAT also appealed the Tax Court decision to the Judicial Court.

BARRICK YEAR END 2012	102	NOTES TO FINANCIAL STATEMENTS

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2012	2011
At 26.5% (2011: 28%) statutory rate	$(242)	$1,911
Increase (decrease) due to:
Allowances and special tax deductions[1]	(272)	(243)
Impact of foreign tax rates[2]	(505)	270
Expenses not tax deductible	47	22
Impairment charges not tax deductible	456	-
Net currency translation losses/(gains) on deferred tax balances	46	(32)
Current year tax losses not recognized in deferred tax assets	72	17
Adjustments in respect of prior years	21	21
Impact of tax rate changes	(22)	-
Amendment in Australia	(58)	-
Foreign tax assessment	(19)	-
Impact of Peruvian Tax Court decision	-	39
Impact of functional currency changes	16	(4)
Dividend withholding tax	-	87
Other withholding taxes	43	31
Mining taxes	175	167
Other items	6	1
Income tax expense (recovery)	$(236)	$2,287

1	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
[2]	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate. Amounts in 2012 included the impact of impairments in a high tax jurisdiction.

11 > EARNINGS PER SHARE
For the years ended December 31 ($ millions, except shares in millions and per share amounts	2012		2011
in dollars)	Basic	Diluted	Basic	Diluted
Net income (loss)	$ (677)	$ (677)	$ 4,537	$ 4,537
Net (income) loss attributable to non-controlling interests	12	12	(53)	(53)
Net (loss) income attributable to equity holders of Barrick Gold Corporation	$ (665)	$ (665)	$ 4,484	$ 4,484
Weighted average shares outstanding	1,001	1,001	999	999
Stock options	-	-	-	2
	1,001	1,001	999	1,001
Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation	$ (0.66)	$ (0.66)	$ 4.49	$ 4.48

12 > FINANCE COST
For the years ended December 31	2012	2011
Interest	$ 680	$ 541
Amortization of debt issue costs	14	17
Amortization of discount and other	(4)	(3)
Interest capitalized[1]	(567)	(408)
Accretion	54	52
Total	$ 177	$ 199

[1]

Interest has been capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings. For the year ended December 31, 2012, the general capitalization rate was 5.30% (2011: 5.43%).

BARRICK YEAR END 2012	103	NOTES TO FINANCIAL STATEMENTS

13 > CASH FLOW – OTHER ITEMS

A Operating Cash Flows - Other Items
For the years ended December 31	2012	2011
Adjustments for non-cash income statement items:
Currency translation losses (note 9a)	$ 73	$ 22
RSU expense	29	30
Stock option expense	16	15
Income (loss) from investment in jointly controlled entities/equity investees (note 14)	13	(8)
Change in estimate of rehabilitation provisions at closed mines	39	79
Inventory impairment charges (reversals) (note 15)	74	-
Accretion	54	52
Cash flow arising from changes in:
Derivative assets and liabilities	(51)	(78)
Other current assets	17	(32)
Value added tax recoverable	(22)	(68)
Accounts receivable	(23)	49
Other current liabilities	(14)	(81)
Prepaid assets	(115)	(35)
Accounts payable and accrued liabilities	105	(64)
Other assets and liabilities	(280)	(24)
Contingent consideration related to the acquisition of the additional 40% of the Cortez property	(50)	-
Settlement of rehabilitation obligations	(51)	(44)
Other net operating activities	$ (186)	$ (187)
Operating cash flow includes payments for:
Cash interest paid	$ 118	$ 137

B Investing Cash Flows – Other Items
For the years ended December 31	2012	2011
Funding of investments in jointly controlled entities/equity investees (note 14)	$ (37)	$ (36)
Value added tax recoverable on project capital expenditures	(252)	(147)
Other	(12)	(50)
Other net investing activities	$ (301)	$ (233)
Investing cash flow includes payments for:
Capitalized interest (note 23)	$ 547	$ 382

C Financing Cash Flows – Other Items
For the years ended December 31	2012	2011
Financing fees on long-term debt	$ (22)	$ (59)
Derivative settlements	(3)	(7)
Other net financing activities	$ (25)	$ (66)

BARRICK YEAR END 2012	104	NOTES TO FINANCIAL STATEMENTS

14 > INVESTMENTS

A Equity Accounting Method Investment Continuity
	Highland Gold[1]	Reko Diq[2]	Donlin Gold	Kabanga	Total
At January 1, 2011	$ 192	$ 124	$ 79	$ 1	$ 396
Equity pick-up (loss) from equity investees	22	(12)	(2)	-	8
Funds invested (dividends received)	(5)	9	22	10	36
At December 31, 2011	$ 209	$ 121	$ 99	$ 11	$ 440
Loss from equity investees	-	(11)	(1)	(1)	(13)
Funds invested	-	10	17	10	37
Impairment charges	-	(120)	-	-	(120)
Transfer to other investments	(209)	-	-	-	(209)
At December 31, 2012	$ -	$ -	$ 115	$ 20	$ 135
Publicly traded	Yes	No	No	No

[1]	Refer to note 4a and 19 for further details.
[2]	Refer to note 19 and 34 for further details.

B Other Investments
	As at Dec. 31, 2012		As at Dec. 31, 2011
	Fair Value[1]	Cumulative Gains in AOCI	Fair Value[1]	Cumulative Gains in AOCI
Available-for-sale securities	$ 78	$ 22	$ 161	$ 25

[1]	Refer to note 24 for further information on the measurement of fair value.

Gains on Investments Recorded in Earnings
For the years ended December 31	2012	2011
Gains realized on sales	$ 6	$ 55
Cash proceeds from sales	46	80

15 > INVENTORIES
	Gold		Copper
	As at Dec. 31, 2012	As at Dec. 31, 2011	As at Dec. 31, 2012	As at Dec. 31, 2011
Raw materials
Ore in stockpiles	$ 1,888	$ 1,401	$ 272	$ 189
Ore on leach pads	303	335	325	247
Mine operating supplies	956	757	140	128
Work in process	345	371	6	6
Finished products
Gold doré	114	111	-	-
Copper cathode	-	-	11	14
Copper concentrate	-	-	22	89
Gold concentrate	5	3	-	-
	$ 3,611	$ 2,978	$ 776	$ 673
Non-current ore in stockpiles[1]	(1,451)	(980)	(241)	(173)
	$ 2,160	$ 1,998	$ 535	$ 500

[1]	Ore that we do not expect to process in the next 12 months is classified within other assets.

For the years ended December 31	2012	2011
Inventory impairment charges[1]	$ 74	$ 1
Inventory impairment charges reversed	-	(1)

[1]	Reflects impairment of inventory at our Lumwana mine.

BARRICK YEAR END 2012	105	NOTES TO FINANCIAL STATEMENTS

Ore on leach pads

The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Our Pierina, Lagunas Norte, Veladero, Cortez, Bald Mountain, Round Mountain, Ruby Hill and Marigold mines all use a heap leaching process for gold and our Zaldívar mine uses a heap leaching process for copper. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold or copper contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold or copper is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces or pounds are recovered based on the average cost per recoverable ounce of gold or pound of copper on the leach pad.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Although the quantities of recoverable gold or copper placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold or copper actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is regularly monitored and estimates are refined based on actual results over time. Historically, our operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold or copper on our leach pads. At December 31, 2012, the weighted average cost per recoverable ounce of gold and recoverable pound of copper on leach pads was $820 per ounce and $1.07 per pound, respectively (2011: $653 per ounce of gold and $1.03 per pound of copper). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

The ultimate recovery of gold or copper from a leach pad will not be known until the leaching process is concluded. Based on current mine plans, we expect to place the last ton of ore on our current leach pads at dates for gold ranging from 2013 to 2032 and for copper ranging from 2013 to 2028. Including the estimated time required for residual leaching, rinsing and reclamation activities, we expect that our leaching operations will terminate within a period of up to six years following the date that the last ton of ore is placed on the leach pad.

The current portion of ore inventory on leach pads is determined based on estimates of the quantities of gold or copper at each balance sheet date that we expect to recover during the next 12 months.

Ore in Stockpiles

	As at Dec. 31, 2012	As at Dec. 31, 2011
Gold
Goldstrike	$ 684	$ 525
Porgera	260	149
Cortez	221	192
Pueblo Viejo	201	55
Cowal	115	90
Kalgoorlie	100	99
Buzwagi	86	59
North Mara	53	75
Round Mountain	40	47
Veladero	36	30
Lagunas Norte	24	22
Turquoise Ridge	15	15
Other	53	43
Copper
Zaldívar	152	175
Lumwana	67	14
Jabal Sayid	53	-
	$ 2,160	$ 1,590
Ore on Leachpads
	As at Dec. 31, 2012	As at Dec. 31, 2011
Gold
Veladero	$ 123	$ 128
Bald Mountain	75	61
Marigold	27	22
Ruby Hill	19	9
Cortez	17	12
Round Mountain	16	17
Pierina	16	71
Lagunas Norte	10	15
Copper
Zaldívar	325	247
	$ 628	$ 582

BARRICK YEAR END 2012	106	NOTES TO FINANCIAL STATEMENTS

Purchase Commitments

At December 31, 2012, we had purchase obligations for supplies and consumables of approximately $1,859 million (2011: $1,748 million).

16 > ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

	As at Dec. 31, 2012	As at Dec. 31, 2011
Accounts receivable
Amounts due from concentrate sales	$ 139	$ 99
Amounts due from copper cathode sales	122	107
Other receivables	188	220
	$ 449	$ 426
Other current assets
Derivative assets (note 23f)	$ 124	$ 507
Goods and services taxes recoverable[1]	226	194
Prepaid expenses	239	123
Other	37	52
	$ 626	$ 876

1	Includes $141 million and $26 million in VAT and fuel tax receivables in South America and Africa, respectively (2011: $131 million and $22 million).

17 > PROPERTY, PLANT AND EQUIPMENT

	Buildings, plant and equipment	Mining property costs subject to depreciation[1,3]	Mining property costs not subject to depreciation[1,2]	Oil and gas properties	Total
At January 1, 2012
Net of accumulated depreciation	$ 3,681	$ 10,014	$ 14,270	$ 1,014	$ 28,979
Adjustment on currency translation	-	-	-	22	22
Additions	203	956	5,033	137	6,329
Capitalized interest	-	-	558	-	558
Disposals	(15)	-	(12)	(2)	(29)
Depreciation	(731)	(1,030)	-	(101)	(1,862)
Impairment charges	(9)	(2,527)	(2,508)	(207)	(5,251)
Transfers[4]	700	873	(1,602)	-	(29)
At December 31, 2012	$ 3,829	$ 8,286	$ 15,739	$ 863	$ 28,717

At December 31, 2012
Cost	$ 10,371	$ 18,865	$ 18,336	$ 1,416	$ 48,988
Accumulated depreciation and impairments	(6,542)	(10,579)	(2,597)	(553)	(20,271)
Net carrying amount - December 31, 2012	$ 3,829	$ 8,286	$ 15,739	$ 863	$ 28,717

BARRICK YEAR END 2012	107	NOTES TO FINANCIAL STATEMENTS

	Buildings, plant and equipment	Mining property costs subject to depreciation[1,3]	Mining property costs not subject to depreciation[1,2]	Oil and gas properties	Total
At January 1, 2011
Cost	$ 8,825	$ 12,261	$ 7,577	$ 761	$ 29,424
Accumulated depreciation and impairments	(5,441)	(5,992)	-	(101)	(11,534)
Net carrying amount - January 1, 2011	$ 3,384	$ 6,269	$ 7,577	$ 660	$ 17,890
Adjustment on currency translation	-	-	-	(22)	(22)
Additions	180	219	4,874	178	5,451
Capitalized interest	-	-	396	-	396
Disposals	(20)	(4)	-	-	(24)
Acquisitions	-	3,078	3,400	342	6,820
Depreciation	(430)	(869)	-	(95)	(1,394)
Impairment charges	-	-	(89)	(49)	(138)
Transfers[4]	567	1,321	(1,888)	-	-
At December 31, 2011	$ 3,681	$ 10,014	$ 14,270	$ 1,014	$ 28,979
At December 31, 2011
Cost	$ 9,519	$ 17,036	$ 14,359	$ 1,281	$ 42,195
Accumulated depreciation and impairments	(5,838)	(7,022)	(89)	(267)	(13,216)
Net carrying amount - December 31, 2011	$ 3,681	$ 10,014	$ 14,270	$ 1,014	$ 28,979

[1]	Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
[2]	Assets not subject to depreciation includes construction-in-progress, capital projects and acquired mineral resources and exploration potential at operating mine sites and development projects.
[3]

Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.

[4]

Primarily relates to long-lived assets in the Capital Projects segment that are transferred to the relevant operating segment on commissioning of the mine. The Pueblo Viejo mine entered commercial production subsequent to year-end. As a result, all Mining property costs not subject to depreciation related to Pueblo Viejo ($4.6 billion at December 31, 2012) will be transferred to mining property costs subject to depreciation in early January. This will be reflected in the Q1 2013 financial statements.

A	Mineral Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2012	Carrying amount at Dec. 31, 2011
Construction-in-progress[1]	$ 1,590	$ 1,314
Acquired mineral resources and exploration potential	370	2,639
Projects
Pascua-Lama	5,861	3,749
Pueblo Viejo[2]	4,585	3,554
Cerro Casale[2]	1,836	1,732
Jabal Sayid	1,497	1,282
	$ 15,739	$ 14,270

[1]	Represents assets under construction at our operating mine sites.
[2]	Amounts are presented on a 100% basis and include our partner’s non-controlling interest.

Changes in Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves for each mineral property. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, whereby the denominator is estimated recoverable ounces of gold/pounds of copper. The effect of changes in reserve estimates on amortization expense for 2012 was a $51 million decrease (2011: $119 million decrease).

B	Capital Commitments and operating leases

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $1,800 million at December 31, 2012 (2011: $1,338 million) for construction activities at our capital projects.

Operating leases are recognized as an operating cost in the consolidated statement of income on a straight-line basis over the lease term. At December 31, 2012, we have operating lease commitments totaling $173 million, of which $29 million is expected to be paid within a year, $67 million is expected to be paid within two to five years and the remaining amount to be paid beyond five years.

BARRICK YEAR END 2012	108	NOTES TO FINANCIAL STATEMENTS

18 > GOODWILL AND OTHER INTANGIBLE ASSETS

A Goodwill

At December 31, 2012, goodwill has been assigned to each operating segment as follows:

	Gold
	North America	Australia	South America	ABG	Capital Projects	Copper	Barrick Energy	Total
Opening balance January 1, 2011	$ 2,376	$ 1,480	$ 441	$ 179	$ 809	$ 743	$ 68	$ 6,096
Additions[1]	-	-	-	-	-	3,506	26	3,532
Other[2]	-	-	-	-	-	-	(2)	(2)
Closing balance December 31, 2011	$ 2,376	$ 1,480	$ 441	$ 179	$ 809	$ 4,249	$ 92	$ 9,626
Additions	-	-	-	6	-	-	-	6
Other[2]	-	-	-	-	-	-	3	3
Impairments[3]	-	-	-	-	-	(798)	-	(798)
Closing balance December 31, 2012	$ 2,376	$ 1,480	$ 441	$ 185	$ 809	$ 3,451	$ 95	$ 8,837
Cost	$ 2,376	$ 1,480	$ 441	$ 185	$ 809	$ 4,249	$ 95	$ 9,635
Accumulated impairment losses	-	-	-	-	-	(798)	-	(798)
Net carrying amount	$ 2,376	$ 1,480	$ 441	$ 185	$ 809	$ 3,451	$ 95	$ 8,837

[1]	Represents goodwill acquired as a result of the acquisition of Equinox ($3,506 million) (note 4b) and Venturion and Culane ($26 million) (note 4c).
[2]	Represents the impact of foreign exchange rate changes on the translation of Barrick Energy from C $ to US $.
[3]	Refer to note 19.

B Intangible Assets

	Water rights[1]	Technology[2]	Supply contracts[3]	Exploration potential[4]	Total
Opening balance January, 2011	$ 116	$ 17	$ 7	$ 335	$ 475
Additions	-	-	16	78	94
Closing balance December 31, 2011	$ 116	$ 17	$ 23	$ 413	$ 569
Additions	-	-	-	54	54
Amortization and impairment losses	-	-	(1)	(169)	(170)
Closing balance December 31, 2012	$ 116	$ 17	$ 22	$ 298	$ 453
Cost	$ 116	$ 17	$ 39	$ 467	$ 639
Accumulated amortization and impairment losses	-	-	(17)	(169)	(186)
Net carrying amount December 31, 2012	$ 116	$ 17	$ 22	$ 298	$ 453

[1]	Water rights in South America ($116 million) are subject to annual impairment testing and will be amortized through cost of sales when we begin using these in the future.
[2]	The amount will be amortized through cost of sales using the UOP method over the estimated proven and probable reserves of the Pueblo Viejo mine, with no assumed residual value.
[3]	Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and is amortized over the effective term of the contract through cost of sales.
[4]

Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences (note 2m(i)).

BARRICK YEAR END 2012	109	NOTES TO FINANCIAL STATEMENTS

19 > IMPAIRMENT OF GOODWILL AND NON-CURRENT ASSETS

A Goodwill impairment test

In accordance with our accounting policy, goodwill was tested for impairment in the fourth quarter, with our gold segments and capital projects segment being tested at the beginning of the quarter, and our copper and Barrick Energy segments at the end of the quarter. When there is an indicator of impairment of non-current assets within an operating segment containing goodwill, we test the non-current assets for impairment first and recognize any impairment loss on the non-current assets before testing the operating segment containing the goodwill for impairment. The recoverable amount of each operating segment has been determined based on its FVLCS, which has been determined to be greater than the value in use (VIU) model. For the year ended December 31, 2012, we recorded an impairment of goodwill related to our copper segment of $798 million (2011: nil).

Gold and Capital Projects

FVLCS for each of the gold segments and the capital projects segment was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the segments. The estimates of future cash flows were derived from the most LOM plans, with mine lives ranging from 2 to 34 years and an average mine life of 14 years, aggregated to the segment level, the level at which goodwill is tested. We have used an estimated long-term gold price of $1,700 per ounce (2011: $1,600 per ounce) to estimate future revenues. The future cash flows for each gold mine/capital project were discounted using a real weighted average cost of capital ranging from 3% to 8% depending on the location and market risk factors for each mine/project, which results in an average weighted cost of capital for the gold segments and capital projects segments of 5% (2011 average real weighted cost of capital of 5%). Gold companies consistently trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, whereby the NAV multiple represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple represents the value of the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan, and the benefit of gold price optionality. As a result, we applied a NAV multiple to the NPV of each CGU within each gold segment and the capital projects segment based on the observable NAV multiples of comparable companies as at the test date. In 2012, the average NAV multiple was approximately 1.2 (2011: 1.2).

Copper

For our copper segment, the FVLCS was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans, with mine lives ranging from 13 to 33 years, aggregated to the segment level. We utilized a long-term risk-adjusted copper price of $3.43 per pound (2011: $3.44 per pound) to estimate future revenues. The risk adjustment to the average long-term copper price was approximately 5.8% (2011: 4.5%). The expected future cash flows were additionally discounted using rates from 4.5% to 6.5% (2011: 4.5% to 5.5%) to reflect the time value of money and a residual risk factor for cash flow uncertainties not related to metal price. This results in an effective weighted average cost of capital for the copper segment of approximately 7% (2011: 7%).

We recorded a non-current asset impairment charge of $5.0 billion for the Lumwana CGU in fourth quarter of 2012 (see the Non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our copper segment exceeded its FVLCS, and therefore we recorded a goodwill impairment charge of $798 million. The FVLCS of our copper segment was impacted in the current year by an increase in expected future operating and capital costs.

Oil & gas

For our oil and gas segment, the FVLCS was determined based on the NPV of future cash flows expected to be generated from our oil and gas CGUs, aggregated to the segment level. We have estimated future oil prices using the forward curve provided by an independent reserve evaluation firm, with prices starting at $90 per barrel (WTI) (2011: $97 per barrel). The future cash flows were discounted using a real weighted average cost of capital for long life oil and gas assets of 8.5% (2011: 8.5%). In fourth quarter 2012, we recorded a non-current asset impairment charge of $207 million for certain CGUs in this segment (see the Non-current asset impairment test section below for further details). After reflecting these charges, the FVLCS of Barrick Energy exceeds its carrying amount by about $40 million and therefore segment goodwill was recoverable (see Key assumptions and sensitivities for further details).

B Non-current asset impairment test

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The recoverable amount is calculated using the same FVLCS approach as described above for goodwill. However, the assessment is done at the

BARRICK YEAR END 2012	110	NOTES TO FINANCIAL STATEMENTS

CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Non-current assets, other than goodwill, that have been impaired are reviewed for possible reversal of the impairment at each reporting date.

For the year ended December 31, 2012, we recorded impairment charges of $5.6 billion (2011: $0.1 billion) for non-current assets, as summarized in the table below:

	2012	2011
Lumwana	$4,950	$-
Barrick Energy CGUs	207	49
Exploration properties	169	-
Reko Diq	120	-
Highland Gold	86	-
PV power assets	46	83
Tulawaka	31	-
Other	17	6
Total impairment charges	$5,626	$138

We have prepared an updated LOM plan for Lumwana, which reflects information obtained from the extensive exploration and infill drilling program that was completed late in the fourth quarter of 2012. We needed to complete this exploration program in order to better define the limits of the mineralization and establish and develop a more comprehensive and accurate block model of the ore body for mine planning purposes. The new LOM plan also reflects revised operating and sustaining capital costs. In particular, unit mining costs were determined to be significantly higher than previously estimated.

While the drilling program was successful in increasing reserves and defining significant additional mineralization, the revised LOM cost estimates reduced overall copper resources, expected copper production and, in turn, profitability over the mine life. We continue to progress a number of key initiatives, including improvements to operating systems and processes, and a full transition to an owner maintained operation. A focus on higher utilization and productivity of the mining fleet has also been identified as one of the major opportunities to improve value. Until we can improve the operating costs, the expansion opportunity to increase the throughput capacity of the processing plant does not currently meet our investment criteria.

The significant changes in the LOM plan were considered an indicator of impairment, and, accordingly, we performed an impairment assessment for Lumwana as at the end of the year. As a result of this assessment, we have recorded an impairment charge of $5.0 billion, related to the carrying value of the PPE at Lumwana in the fourth quarter of 2012.

In fourth quarter 2012, we recorded an impairment charge of $207 million (2011: $49 million) related to PP&E in certain of our CGUs in our Barrick Energy segment. The impairment charges were primarily as a result of lower WTI prices and a significant increase in the discount of Edmonton par prices, from which Barrick Energy’s realized prices are derived, compared to the WTI equivalent prices in the prior year.

In fourth quarter 2012, we also recorded the following impairment charges: $31 million in PP&E impairment charges related to Tulawaka in our ABG segment, primarily as a result of a decrease in the expected remaining mine life in its most recent LOM plan; $120 million related to our equity method investment in TCC, which holds our interest in the Reko Diq project; and a further $46 million write-down of power-related assets at our Pueblo Viejo project, above the impairment charge recorded in 2011, based on new information with respect to the recoverable amount of these assets received in fourth quarter 2012.

Other impairment charges recorded in 2012 included: $169 million related to exploration properties, included in intangible assets, in Papua New Guinea and Saudi Arabia as a result of our decision to cease exploration activities ($141 million in Papua New Guinea in third quarter 2012 and $28 million in Saudi Arabia in fourth quarter 2012); and $86 million related to our equity method investment in Highland Gold as a result of the disposition of our equity interest in first quarter 2012.

For the year ended December 31, 2011, we recorded impairment charges of $138 million for non-current assets. The impairment included a $49 million charge at our Barrick Energy segment, primarily due to oil recovery issues at one of our properties. Impairment charges also included a $83 million write-down of power-related assets at our Pueblo Viejo project as a result of a decision to proceed with an alternative long-term power solution.

C Key assumptions and sensitivities

The key assumptions used in determining the recoverable amount (FVLCS) are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates and capital expenditures. The Company performed a sensitivity analysis on all key assumptions that assumed a negative 10% change for each individual assumption while holding the other assumptions constant

BARRICK YEAR END 2012	111	NOTES TO FINANCIAL STATEMENTS

and determined that, other than as discussed below, no reasonably possible change in any of the key assumptions would cause the carrying value of our business segments to exceed its recoverable amount for the purposes of the goodwill impairment test or the carrying value of any of our CGUs to exceed its recoverable amount for the purposes of the non-current asset impairment test where an indicator of potential impairment for the non-current asset was noted.

As at December 31, after reflecting the impairments of Lumwana’s long-life assets and the copper segment’s goodwill, the recoverable amount of the copper segment is equal to its carrying amount, including goodwill. Therefore any significant negative change in the key assumptions could result in an additional impairment charge to non-current assets of Lumwana and/or copper segment goodwill. As at December 31, 2012, the carrying amount of goodwill for the copper segment is $3.5 billion.

In second quarter 2012 we identified a potential indicator of impairment at our Pascua-Lama project based on a significant increase in the expected construction costs and delay in the expected completion date. We conducted an impairment assessment at that time and determined that the fair value of the project exceeded its carrying value. In fourth quarter 2012, upon completion of the final cost estimate, schedule and the associated LOM plan, we updated our assessment and determined that the fair value of the project exceeds its carrying value as at December 31, 2012 by about $1.5 billion. A decrease of about 7% in long-term gold prices, a decrease of about 12% in silver prices, an increase of about 10% in operating costs or an increase of about 15% in the total LOM capital expenditures, would in isolation, cause the estimated recoverable amount to be equal to the carrying value. As at December 31, 2012, the carrying value of Pascua-Lama is $5.24 billion (2011: $3.06 billion).

We also conducted an internal assessment of our Buzwagi mine, in our ABG segment, in fourth quarter 2012 and determined that the fair value of the project exceeds its carrying value by about $165 million. A decrease of about 5% in gold prices or an increase of about 10% in cash operating costs, would in isolation, cause the estimated recoverable amount to be equal to the carrying value. The current carrying value of Buzwagi is $747 million (2011: $634 million). In addition, the recoverable amount of Tulawaka is approximately equal to its carrying amount, and therefore any significant change in the key assumptions could result in additional impairment charges. The current carrying value of Tulawaka is $8 million (2011: $28 million).

As at December 31, an indicator of potential impairment was noted for our Darlot mine, in our Australia Pacific operating segment, in relation to a significant increase in operating costs in its most recent LOM plan. Accordingly, we conducted an impairment assessment and determined that the fair value of the mine exceeds its carrying value as at December 31, 2012 by about $50 million. A decrease of about 15% in gold prices, an increase of about 20% in cash operating costs or an increase of about 15% in the Australian dollar compared to the US dollar would, in isolation, cause the estimated recoverable amount to be equal to the carrying value. The current carrying value of Darlot is $66 million (2011: $90 million.) In addition, the recoverable amount of our Kanowna mine is approximately equal to its carrying amount, and therefore any significant change in the key assumptions could result in an impairment charge. The current carrying value of Kanowna is $162 million (2011: $197 million).

As at December 31, the recoverable amount of certain CGUs within Barrick Energy are approximately equal to their carrying amounts and therefore any significant change in the key assumptions could result in additional impairment charges. The current carrying value of these CGUs is $589 million (2011: $231 million).

20 > OTHER ASSETS

	As at Dec. 31, 2012	As at Dec. 31, 2011
Derivative assets (note 23f)	$ 183	$ 455
Goods and services taxes recoverable[1]	514	272
Notes receivable	149	121
Other	218	154
	$ 1,064	$ 1,002

[1]	Includes $442 million and $73 million in VAT and fuel tax receivables in South America and Africa, respectively (2011: $209 million and $63 million).

BARRICK YEAR END 2012	112	NOTES TO FINANCIAL STATEMENTS

21 > ACCOUNTS PAYABLE

	As at Dec. 31, 2012	As at Dec. 31, 2011
Accounts payable	$ 1,018	$ 963
Accruals	1,247	1,120
	$ 2,265	$ 2,083

22 > OTHER CURRENT LIABILITIES

	As at Dec. 31, 2012	As at Dec. 31, 2011
Provision for environmental rehabilitation (note 25)	$ 74	$ 79
Derivative liabilities (note 23f)	10	22
Post-retirement benefits (note 33)	5	14
Restricted stock units (note 32b)	28	27
Contingent purchase consideration	-	50
Other	144	134
	$ 261	$ 326

23 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable – note 16; investments – note 14; restricted share units – note 32b.

A Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

Cash and Equivalents

	As at Dec. 31, 2012	As at Dec. 31, 2011
Cash deposits	$ 1,151	$ 1,009
Term deposits	184	278
Money market investments	758	1,458
	$ 2,093	$ 2,745

B	Long-Term Debt[1]

BARRICK YEAR END 2012	113	NOTES TO FINANCIAL STATEMENTS

	2012
	At Dec. 31	Proceeds	Repayments	Amortization and Other[2]	At Jan. 1
Credit facility	$ 1,200	$ -	$ 300	$ -	$ 1,500
Equinox credit facility	-	-	1,000	6	994
Project financing	890	-	-	17	873
Other fixed rate notes	3,196	-	-	6	3,190
3.85%/5.25% notes	1,985	2,000	-	(15)	-
1.75%/2.9%/4.4%/5.7% notes[3]	3,974	-	-	2	3,972
5.80%/4.875% notes[4]	750	-	-	-	750
5.75%/6.35% notes[5]	989	-	-	1	988
Other debt obligations[6]	774	-	118	(7)	899
Capital leases	185	-	44	26	203
	$ 13,943	$ 2,000	$ 1,462	$ 36	$ 13,369
Less: current portion[7]	(1,848)	-	-	-	(196)
	$ 12,095	$ 2,000	$ 1,462	$ 36	$ 13,173

			2011
	At Dec. 31	Proceeds	Repayments	Amortization and Other[2]	At Jan. 1
Credit facility	$ 1,500	$ 1,500	$ -	$ -	$ -
Equinox credit facility	994	1,000	-	(6)	-
Project financing	873	148	-	(16)	741
Other fixed rate notes	3,190	-	-	-	3,190
1.75%/2.9%/4.4%/5.7% notes[3]	3,972	4,000	-	(28)	-
5.80%/4.875% notes[4]	750	-	-	-	750
5.75%/6.35% notes[5]	988	-	-	-	988
Other debt obligations[6]	899	-	-	2	897
Capital leases	203	-	20	151	72
	$ 13,369	$ 6,648	$ 20	$ 103	$ 6,638
Less: current portion[7]	(196)	-	-	-	(14)
	$ 13,173	$ 6,648	$ 20	$ 103	$ 6,624

[1]

The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

[2]	Amortization of debt premium/discount and increases in capital leases.
[3]

In June 2011, we issued an aggregate of $4 billion of debentures to finance a portion of the acquisition of Equinox. They are comprised of: $700 million at a $1 million discount that matures on May 30, 2014, $1.1 billion at a $1 million discount that matures on May 30, 2016, $1.35 billion at a $1 million discount that matures on May 30, 2021, and $850 million at a $4 million discount that matures on May 30, 2041.

[4]	In 2004, we issued $400 million of debentures at a $3 million discount that mature on November 15, 2034 and $350 million of debentures at a $2 million discount that mature on November 15, 2014.
[5]	$400 million of US dollar notes with a coupon rate of 5.75% mature on October 15, 2016 and $600 million of US dollar notes with a coupon rate of 6.35% mature on October 15, 2036.
[6]

The obligations have an aggregate amount of $774 million, of which $50 million is subject to floating interest rates and $724 million is subject to fixed interest rates ranging from 6.38% to 8.05%. The obligations mature at various times between 2013 and 2035.

[7]

The current portion of long-term debt consists of the credit facility ($1,200 million, 2011: $50 million), other fixed rate notes ($500 million, 2011: nil), other debt obligations ($65 million, 2011: $118 million), project financing ($45 million, 2011: nil), and capital leases ($38 million, 2011: $28 million).

BARRICK YEAR END 2012	114	NOTES TO FINANCIAL STATEMENTS

Credit Facility

We have a credit and guarantee agreement (the “Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of up to $1.45 billion ($1.5 billion prior to second quarter 2012) or the equivalent amount in Canadian dollars. We drew $1.5 billion on the Credit Facility in 2011 to finance a portion of the acquisition of Equinox Minerals Limited, including the payment of related fees and expenses. The Credit Facility, which is unsecured, has an interest rate of LIBOR plus 0.25% to 0.35% on drawn down amounts, and a commitment rate of 0.07% to 0.08% on undrawn amounts. $50 million matured in the second quarter of 2012 and an additional $250 million was repaid during the second quarter of 2012. The remaining $1.2 billion matures in 2013.

Equinox Acquisition Financing

In May 2011, we entered into a credit and guarantee agreement (the “Equinox credit facility”) with certain lenders, which required such Lenders to make available to us a credit facility of $2 billion or the equivalent amount in Canadian dollars. The Equinox credit facility, which was unsecured, had an interest rate of LIBOR plus 1.25% on drawn down amounts, and a commitment rate of 0.20% on undrawn amounts.

In order to finance a portion of the Equinox acquisition, including the payment of related fees and expenses, we drew $1.5 billion on the Credit Facility in May 2011 and $1.0 billion on the Equinox credit facility in June 2011.

In June 2011, Barrick, and our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”), issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes that mature in 2014 and $1.1 billion of 2.90% notes that mature in 2016 issued by Barrick (collectively, the “Barrick Notes”) as well as $1.35 billion of 4.40% notes that mature in 2021 and $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes. The Barrick Notes and the guarantee in respect of the BNAF Notes will rank equally with Barrick’s other unsecured and unsubordinated obligations.

The net proceeds from this offering were used in June 2011 to finance a portion of the acquisition of Equinox, including the payment of related fees and expenses.

Refinancing of Equinox Credit Facility

In January 2012, we finalized a credit and guarantee agreement (the “2012 Credit Facility”) with certain Lenders, which required such Lenders to make available to us a credit facility of $4 billion or the equivalent amount in Canadian dollars. The credit facility, which is unsecured, has an interest rate of LIBOR plus 1.20% on drawn amounts, and a commitment rate of 0.175% on undrawn amounts. The $4 billion facility matures in 2018. Coincident with this agreement becoming effective, we drew $1 .0 billion on the 2012 Credit Facility, paid down the $1.0 billion outstanding under the Equinox Credit Facility and then terminated the Equinox Credit Facility.

Pueblo Viejo Project Financing Agreement

In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in non-recourse project financing for Pueblo Viejo. The lending syndicate is comprised of international financial institutions including export development agencies and commercial banks. The amount is divided into three tranches of $400 million, $375 million and $260 million with tenors of 15, 15 and 12 years, respectively. The $400 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+5.10% (inclusive of political risk insurance premium) for years 13-15. The $375 million tranche bears a fixed coupon of 4.02% for the entire 15 years. The $260 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+4.85% (inclusive of political risk insurance premium) for years 11-12. Barrick and Goldcorp each provided a guarantee for their proportionate share which will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to an exclusion for certain political risk events.

We have drawn $940 million to date and the remaining undrawn amount in this financing agreement was $95 million as at December 31, 2012.

Other Fixed Rate Notes

On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”) consisting of $850 million of 30-year notes with a coupon rate of 5.95%, and $400 million of 10-year notes with a coupon rate of 4.95% (collectively the “Notes”). BPDAF used the proceeds to provide loans to us for settling the Gold Hedges1 and some of the Floating Contracts1. In exchange, we provide sufficient funds to BPDAF to meet the principal and interest obligations on the notes. We also provided an unconditional and irrevocable guarantee of these payments, which will rank equally with our other unsecured and unsubordinated obligations.

[1]	Gold Hedges were fixed price (non-participating) gold contracts and the floating contracts were spot-price (fully-participating) gold contracts.

BARRICK YEAR END 2012	115	NOTES TO FINANCIAL STATEMENTS

On March 19, 2009, we issued an aggregate of $750 million of 10-year notes with a coupon rate of 6.95% for general corporate purposes. The notes are unsecured, unsubordinated obligations and will rank equally with our other unsecured, unsubordinated obligations.

In September, 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively the “LLCs”) consisting of $500 million of 5-year notes with a coupon rate of 6.125%, $500 million of 10-year notes with a coupon rate of 6.8%, and $250 million of 30-year notes with a coupon rate of 7.5% (collectively the “Notes”). The LLCs used the proceeds to provide loans to us. We provide sufficient funds to the LLCs to meet the principal and interest obligations on the Notes. We also provided an unconditional and irrevocable guarantee of these payments, which will rank equally with our other unsecured and unsubordinated obligations.

3.85 and 5.25 Notes

On April 3, 2012, we issued an aggregate of $2 billion in debt securities comprised of $1.25 billion of 3.85% notes that matures in 2022 and $750 million of 5.25% notes that matures in 2042. $1.0 billion of the net proceeds from this offering were used to repay existing indebtedness under the 2012 Credit Facility.

ABG Credit Facility

On January 22, 2013 ABG concluded negotiations with a syndicate of commercial banks for an export credit backed term loan facility (“ABG facility”) for the amount of $142 million. The ABG facility is secured by the Bulyanhulu project, and has a term of seven years and has an interest rate of LIBOR plus 2.5% on drawn down amounts.

Debt Issue Costs

In 2012, a total of $15 million of debt issue costs arose from debt issued during the year. In 2011, a total of $50 million of debt issue costs arose from debt issued during the year.

Interest

	2012		2011
For the years ended December 31	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]
Credit facility	$ 12	0.89%	$ 5	0.56%
Equinox credit facility	4	1.73%	10	1.62%
Project financing	33	3.72%	36	4.22%
Other fixed rate notes	213	6.53%	212	6.27%
3.85%/5.25% notes	66	4.42%
1.75%/2.9%/4.4%/5.7% notes	154	3.84%	88	3.77%
5.80%/4.875% notes	41	5.43%	42	5.63%
5.75%/6.35% notes	62	6.20%	62	6.22%
Other debt obligations	45	5.55%	48	5.30%
Capital leases	7	3.89%	7	5.03%
Deposit on silver sale agreement (note 27)	46	8.59%	33	8.59%
Accretion	54		52
Other interest	7		12
	$ 744		$ 607
Less: interest capitalized	(567)		(408)
	$ 177		$ 199
Cash interest paid	$ 665		$ 519
Amortization of debt issue costs	14		17
Amortization of discount and other	(4)		(3)
Increase in interest accruals	15		22
Accretion	54		52
Interest cost	$ 744		$ 607

[1]

The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with long-term debt.

BARRICK YEAR END 2012	116	NOTES TO FINANCIAL STATEMENTS

Scheduled Debt Repayments[1]
	2013	2014	2015	2016	2017	2018 and thereafter
Credit facility	$ 1,200	$ -	$ -	$ -	$ -	$ -
Project financing	45	90	90	90	90	535
Other fixed rate notes	500	-	-	-	-	2,750
3.85%/5.25% notes	-	-	-	-	-	2,000
1.75%/2.9%/4.4%/5.7% notes	-	700	-	1,100	-	2,200
5.80%/4.875% notes	-	350	-	-	-	400
5.75%/6.35% notes	-	-	-	400	-	600
Other debt obligations	65	-	100	-	-	566
	$ 1,810	$ 1,140	$ 190	$ 1,590	$ 90	$ 9,051
Minimum annual payments under capital leases	$ 38	$ 39	$ 32	$ 26	$ 21	$ 29

[1]	This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.

C	Derivative Instruments (“Derivatives”)

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by
• Sales	• Prices of gold, silver, copper, oil and natural gas
• Cost of sales
¡ Consumption of diesel fuel, propane, natural gas, and electricity	¡ Prices of diesel fuel, propane, natural gas, and electricity
¡ Non-US dollar expenditures	¡ Currency exchange rates – US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS, ZAR, EUR, and ZMW
¡ By-product credits	¡ Prices of silver and copper
• Corporate and regional administration, exploration and evaluation costs	• Currency exchange rates – US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS, GBP and ZAR
• Capital expenditures
¡ Non-US dollar capital expenditures	¡ Currency exchange rates - US dollar versus A$, ARS, C$, CLP, EUR, PGK, GBP and ZAR.
¡ Consumption of steel	¡ Price of steel
• Interest earned on cash and equivalents	• US dollar interest rates
• Interest paid on fixed-rate borrowings	• US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.

Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivative instruments we use are effective in achieving our risk management objectives, but they do not meet the strict hedge effectiveness criteria. These derivatives are considered to be “non-hedge derivatives”. We also enter into derivative instruments with the objective of realizing trading gains to increase our reported net income. These derivatives are also considered to be “non-hedge derivatives”.

BARRICK YEAR END 2012	117	NOTES TO FINANCIAL STATEMENTS

D Summary of Derivatives at December 31, 2012

	Notional Amount by Term to Maturity				Accounting Classification by Notional Amount
	Within 1 year	2 to 3 years	4 to 5 years	Total	Cash flow hedge	Fair value hedge	Non- Hedge	Fair value (USD)
US dollar interest rate contracts
Total pay variable receive fixed swap positions	$ 100	$ 100	$ -	$ 200	$ -	$ 200	$ -	$ 6
Currency contracts
A$:US$ contracts (A$ millions)	540	1,045	480	2,065	1,740	-	325	103
C$:US$ contracts (C$ millions)	424	96	-	520	513	-	7	12
CLP:US$ contracts (CLP millions)[1]	356,175	365,016	-	721,191	245,173	-	476,018	55
PGK:US$ contracts (PGK millions)	50	-	-	50	-	-	50	1
ZAR:US$ contracts (ZAR millions)	870	79	-	949	475	-	474	1

Commodity contracts
Copper collar sell contracts (millions of pounds)	99	-	-	99	99	-	-	16
Silver collar sell contracts (millions of ounces)	5	28	32	65	55	-	10	64
Diesel contracts (thousands of barrels)[2]	3,354	2,460	-	5,814	960	-	4,854	20
Electricity contracts (thousands of megawatt hours)	26	48	-	74	-	-	74	-

[1]	Non-hedge contracts economically hedge pre-production capital expenditures at our Pascua-Lama and Cerro Casale projects and operating/administration costs at various South American locations.
[2]

Diesel commodity contracts represent a combination of WTI, BRENT, and BRENT/WTI spread swaps. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET, respectively, plus a spread. WTI represents West Texas Intermediate, BRENT represents Brent Crude Oil, and MOPS represents Mean of Platts Singapore.

Fair Values of Derivative Instruments

	Asset Derivatives			Liability Derivatives
	Balance Sheet Classification	Fair Value as at Dec. 31, 2012	Fair Value as at Dec. 31, 2011	Balance Sheet Classification	Fair Value as at Dec. 31, 2012	Fair Value as at Dec. 31, 2011
Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$ 6	$ 7	Other liabilities	$ -	$ -
Currency contracts	Other assets	133	629	Other liabilities	-	26
Commodity contracts	Other assets	81	312	Other liabilities	11	6
Total derivatives classified as hedging instruments		$ 220	$ 948		$ 11	$ 32
Derivatives not designated as hedging instruments
Currency contracts	Other assets	48	4	Other liabilities	9	26
Commodity contracts	Other assets	39	10	Other liabilities	9	6
Total derivatives not designated as hedging instruments		$ 87	$ 14		$ 18	$ 32
Total derivatives		$ 307	$ 962		$ 29	$ 64

BARRICK YEAR END 2012	118	NOTES TO FINANCIAL STATEMENTS

US Dollar Interest Rate Contracts

Fair Value Hedges

We have a $200 million pay variable receive fixed swap position outstanding that is used to hedge changes in the fair value of a portion of our long-term fixed-rate debt. The effective portion of changes in the fair value of the swap contracts is recorded in interest expense. Gains and losses from hedge ineffectiveness are recognized in current earnings, classified in the consolidated statement of income as gains/(losses) on non-hedge derivatives.

Currency Contracts

Cash Flow Hedges

During the year, currency contracts totaling A$ 1,474 million, CAD$ 372 million, and ZAR 515 million have been designated against forecasted non-US dollar denominated expenditures, some of which are hedges which matured within the year. In total, we have AUD$ 1,740 million, CAD$ 513 million, CLP 245 billion and ZAR 475 million designated as cash flow hedges of our anticipated operating, administrative, sustaining capital and project capital spend. The outstanding contracts hedge the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next five years. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. Gains and losses from hedge ineffectiveness are recognized in current earnings classified in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Non-hedge Derivatives

We concluded that CLP 476 billion of derivatives contracts do not meet the strict hedge effectiveness criteria. These contracts represent an economic hedge of operating and administrative expenses at various South America locations, and pre-production capital expenditures at our Pascua-Lama and Cerro Casale projects. Also, ZAR 474 million represents an economic hedge of our anticipated operating and administrative spending at various locations in Africa. Although not qualifying as accounting hedges, the contracts protect us against the variability of CLP and ZAR to the US dollar. The remaining non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the strict hedge effectiveness criteria. Changes in the fair value of the non-hedge currency contracts are recorded in the consolidated statement of income as gains (losses) on non-hedge derivatives.

During the year, we wrote a combination of AUD put and call options with an outstanding notional amount of AUD $200 million at December 31, 2012. We also wrote CAD put option contracts with no outstanding notional amount at December 31, 2012. As a result of these activities we earned $15 million in premium income, recognized in the consolidated statement of income as gains on non-hedge derivatives.

Commodity Contracts

Diesel/Propane/Electricity/Natural Gas

Cash Flow Hedges

In total, we have fuel contracts totaling 960 thousand barrels of WTI, and Brent-WTI swaps designated as cash flow hedges of our anticipated usage of fuels in our operations. The designated contracts act as a hedge against the variability in market prices. The effective portion of changes in the fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. Gains and losses from hedge ineffectiveness are recognized in current earnings, classified in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Non-hedge Derivatives

As a result of de-designating all existing WTI contracts on January 1, 2011 due to a change in our diesel fuel supply contract, we currently have $12 million of crystallized gains in OCI as at December 31, 2012, remaining from the original total of $35 million. The hedged item is still expected to occur and therefore amounts crystallized in OCI will be recorded in cost of sales when the originally designated exposures occur over the next 12 months. During the year, we entered into 1,740 thousand barrels of WTI, 480 thousand barrels of Brent-WTI swaps, and 252 thousand barrels of Brent to economically hedge our exposure to forecasted fuel purchases for expected consumption at our mines. In total, on a combined basis we have 3,854 thousand barrels of WTI, Brent and Brent-WTI swaps outstanding that economically hedge our exposure to forecasted fuel purchases at our mines.

Non-hedge electricity contracts of 74 thousand megawatt hours are used to mitigate the risk of price changes on electricity consumption at Barrick Energy. Although not qualifying as an accounting hedge, the contracts protect Barrick to a significant extent from the effects of changes in electricity prices. Changes in the unrealized and realized fair value of non-hedge electricity contracts are recognized in the consolidated statement of income as gains (losses) on non-hedge derivatives.

During the year, we wrote three million barrels of WTI put options with an outstanding notional of one million barrels at December 31, 2012. As a result of this activity, we recorded $6 million in realized gains on premiums recognized

BARRICK YEAR END 2012	119	NOTES TO FINANCIAL STATEMENTS

in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Metals Contracts

Cash Flow Hedges

During the year, we purchased 99 million pounds of copper collar contracts to designate as hedges against copper cathode sales at our Zaldivar mine in 2013. These contracts contain purchased put and sold call options with weighted average strike prices of $3.50/lb and $4.25/lb, respectively. These contracts were designated as cash flow hedges, with the effective portion of the hedge recognized in OCI and the ineffective portion, together with the changes in time value, recognized in non-hedge derivative gains (losses). These contracts mature evenly throughout 2013.

During the year, contracts totaling 20 million ounces of silver were purchased to designate as hedges against silver sales in 2014 to 2018. Silver collar contracts totaling 55 million ounces have been designated as hedges against silver bullion sales from our silver producing mines. These contracts contain purchased put and sold call options with weighted average strike prices of $23/oz and $53/oz, respectively.

Our copper and silver collar contracts have been designated as accounting hedges and the effective portion of changes in fair value of these contracts is recorded in OCI until the forecasted sale impacts earnings. Any changes in the fair value of collar contracts due to changes in time value are excluded from hedge effectiveness assessment and are consequently recognized in the consolidated statement of income. Provided that spot copper and silver prices remain within the collar band, any unrealized gain (loss) on the collar will be attributable to time value.

During the year, we recorded unrealized losses on our copper collars and silver collars of $46 million and $48 million, respectively, due to changes in time value. This was included in current period earnings as gains on non-hedge derivative activities. Gains and losses from hedge ineffectiveness and the excluded time value of options are recognized in the consolidated statement of income as gains on non-hedge derivatives.

Non-Hedge Derivatives

We enter into purchased and written contracts with the primary objective of increasing the realized price on our gold sales. During the year, we held net purchased gold long positions with an average outstanding notional of 10 thousand ounces. We also wrote gold put and call options with an average outstanding notional of 12 thousand and 108 thousand ounces, respectively. As a result of these activities, we recorded nil in the consolidated statement of income as gains on non-hedge derivatives. There are no outstanding gold positions at December 31, 2012.

We currently have 10 million ounces of silver collar contracts which do not meet the requirements for hedge accounting treatment as the timing of the exposure has changed. As a result, we have recorded gains of $12 million in the consolidated statement of income as gains on non-hedge derivatives.

BARRICK YEAR END 2012	120	NOTES TO FINANCIAL STATEMENTS

Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income (“AOCI”)

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold/Silver[1]	Copper	Fuel	Operating costs	Administration/other costs	Capital expenditures	Long- term debt	Total
At January 1, 2011	$ 1	$ (20)	$ 51	$ 716	$ 42	$ 65	$ (27)	$ 828
Effective portion of change in fair value of hedging instruments	46	128	26	200	1	17	(7)	411
Transfers to earnings:
On recording hedged items in earnings/PP&E1	(3)	(22)	(48)	(344)	(24)	(64)	3	(502)
Hedge ineffectiveness due to changes in original forecasted transaction	-	(4)	-	-	-	-	-	(4)
At December 31, 2011	$ 44	$ 82	$ 29	$ 572	$ 19	$ 18	$ (31)	$ 733
Effective portion of change in fair value of hedging instruments	(34)	(45)	2	220	26	21	(3)	187
Transfers to earnings:
On recording hedged items in earnings/PP&E1	-	(37)	(24)	(336)	(20)	(13)	3	(427)
At December 31, 2012	$ 10	$ -	$ 7	$ 456	$ 25	$ 26	$ (31)	$ 493

Hedge gains/losses classified within	Cost of sales	Copper sales	Cost of sales	Cost of sales	Administration/other expense	Property, plant, and equipment	Interest expense
Portion of hedge gain (loss) expected to affect 2013 earnings[2]	$ -	$ -	$ 8	$ 269	$ 17	$ 26	$ (3)	$ 317

1	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.
2	Based on the fair value of hedge contracts at December 31, 2012.

Cash Flow Hedge Gains (Losses) at December 31

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in OCI		Location of gain (loss) transferred from OCI into income/PP&E (effective portion)	Amount of gain (loss) transferred from OCI into income (effective portion)		Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	2012	2011		2012	2011		2012	2011
Interest rate			Finance income/ finance			Gain (loss) on non-hedge
contracts	$ (3)	$ (7)	costs	$ (3)	$ (3)	derivatives	$ -	$ -
Foreign exchange			Cost of sales/ corporate			Gain (loss) on non-hedge
contracts	267	218	administration	369	432	derivatives	7	(2)
Commodity						Gain (loss) on non-hedge
contracts	(77)	200	Revenue/cost of sales	61	73	derivatives	(95)	168
Total	$ 187	$ 411		$ 427	$ 502		$ (88)	$ 166

Fair Value Hedge Gains at December 31

Derivatives in fair value hedging relationships	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
		2012	2011
Interest rate contracts	Interest income/expense	$ (2)	$ 2

BARRICK YEAR END 2012	121	NOTES TO FINANCIAL STATEMENTS

E Gains (Losses) on Non-hedge Derivatives
For the years ended December 31	2012	2011
Commodity contracts
Gold	$ -	$ 43
Silver	12	-
Copper	(5)	(85)
Fuel	6	(1)
Currency contracts	107	(48)
Interest rate contracts	(1)	6
	$ 119	$ (85)

Gains (losses) attributable to silver option collar hedges[1]	$ (48)	$ 64
Gains (losses) attributable to copper option collar hedges[1]	(46)	94
Gains (losses) attributable to currency option collar hedges[1]	7	(2)
Hedge ineffectiveness	(1)	10
	$ (88)	$ 166
	$ 31	$ 81

[1]	Represents unrealized gains (losses) attributable to changes in time value of the collars, which are excluded from the hedge effectiveness assessment.

For the twelve months ended December 31, 2012, we unwound approximately $2.6 billion of our Australian dollar hedges at an average spot price of $1.05. We realized net cash proceeds of approximately $0.5 billion upon settlement of these contracts. The corresponding accounts will be recognized in the consolidated statement of income based on the original hedge contract maturity dates, by 2014.

F Derivative Assets and Liabilities
	2012	2011
At January 1	$ 898	$ 848
Derivatives cash (inflow) outflow
Operating activities	(374)	(428)
Financing activities	3	7
Early settlement of derivates	(465)	-
Change in fair value of:
Non-hedge derivatives	119	(85)
Cash flow hedges:
Effective portion	187	411
Fair value hedges	(2)	(21)
Excluded from effectiveness changes	(88)	166
At December 31	$ 278	$ 898
Classification:
Other current assets	$ 124	$ 507
Other long-term assets	183	455
Other current liabilities	(10)	(22)
Other long-term obligations	(19)	(42)
	$ 278	$ 898

24 > FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

BARRICK YEAR END 2012	122	NOTES TO FINANCIAL STATEMENTS

A Assets and Liabilities Measured at Fair Value on a Recurring Basis
Fair Value Measurements
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
At December 31, 2012	(Level 1)	(Level 2)	(Level 3)

Cash and equivalents	$ 2,093	$ -	$ -	$ 2,093
Available-for-sale securities	78	-	-	78
Derivatives	-	278	-	278
Receivables from provisional copper and gold sales	-	261	-	261
	$ 2,171	$ 539	$ -	$ 2,710

B Fair Values of Financial Assets and Liabilities
	At Dec. 31, 2012		At Dec. 31, 2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and equivalents[1]	$ 2,093	$ 2,093	$ 2,745	$ 2,745
Accounts receivable[1]	449	449	426	426
Other receivables	156	156	138	138
Available-for-sale securities[2]	78	78	161	161
Derivative assets	307	307	962	962
	$ 3,083	$ 3,083	$ 4,432	$ 4,432
Financial liabilities
Accounts payable[1]	$ 2,265	$ 2,265	$ 2,083	$ 2,083
Long-term debt[3]	13,943	15,502	13,369	14,374
Derivative liabilities	29	29	64	64
Other liabilities	323	323	202	202
	$ 16,560	$ 18,119	$ 15,718	$ 16,723

[1]	Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.
[2]	Recorded at fair value. Quoted market prices are used to determine fair value.
[3]

Long-term debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of long-term debt is primarily determined using quoted market prices. Balance includes current portion of long-term debt.

C	Assets Measured at Fair Value on a Non-Recurring Basis

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Other assets[1]	$ -	$ -	$ 6	$ 6
Property, plant and equipment[2]	-	-	1,638	1,638
Intangible assets[3]	-	-	65	65
Goodwill[4]	-	-	3,451	3,451

[1]	Other assets with a carrying amount of $128 million were written down to their fair value of $6 million, which was included in earnings this period.
[2]	Property, plant and equipment with a carrying amount of $6,883 million were written down to their fair value of $1,638 million, which was included in earnings this period.
[3]	Intangible assets with a carrying amount of $234 million were written down to their fair value of $65 million, which was included in earnings this period.
[4]	Goodwill with a carrying amount of $4,249 million were written down to their fair value of $3,451 million, which was included in earnings this period.

BARRICK YEAR END 2012	123	NOTES TO FINANCIAL STATEMENTS

Valuation Techniques

Cash Equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

Available-for-Sale Securities

The fair value of available-for-sale securities is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables rising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Property, Plant and Equipment

The fair value of property, plant and equipment is determined primarily using an income approach based on unobservable cash flows and as a result is classified within Level 3 of the fair value hierarchy.

25 > PROVISIONS AND ENVIRONMENTAL REHABILITATION

A Provisions
	As at Dec. 31, 2012	As at Dec. 31, 2011
Environmental rehabilitation (“PER”)	$ 2,589	$ 2,080
Post-retirement benefits	125	146
RSUs	26	22
Other	72	78
	$ 2,812	$ 2,326

B Environmental Rehabilitation
	2012	2011
At January 1	$ 2,159	$ 1,621
PERs acquired (divested) during the year	(3)	67
PERs arising in the year	469	391
Impact of revisions to expected cash flows recorded in earnings	37	75
Settlements
Cash payments	(51)	(44)
Settlement gains	(2)	(3)
Accretion	54	52
At December 31	$ 2,663	2,159
Current portion (note 22)	(74)	(79)
	$ 2,589	$ 2,080

The eventual settlement of all PERs is expected to take place between 2013 and 2053.

The PER has increased from third quarter 2012 by $289 million primarily due to changes in discount rates and increases in cost estimates. A 1% increase in the discount rate would result in a decrease of PER by $374 million and a 1% decrease in the discount rate would result in an increase in PER by $482 million.

BARRICK YEAR END 2012	124	NOTES TO FINANCIAL STATEMENTS

26 > FINANCIAL RISK MANAGEMENT

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents and accounts receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.

We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:

a)	Market risk, including commodity price risk, foreign currency and interest rate risk;
b)	Credit risk;
c)	Liquidity risk; and
d)	Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by functions that have the appropriate skills, experience and supervision.

a) Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk

Gold and Copper

We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. All of our future gold production is unhedged in order to provide our shareholders with full exposure to changes in the market gold price. Our corporate treasury function implements hedging strategies on an opportunistic basis to protect us from downside price risk on our copper production. We have put in place floor protection on approximately 20% of our expected copper production for 2013 at an average floor price of $3.50 per pound. In addition, we have sold an equal amount of call options at an average price of $4.25. Our remaining copper production is subject to market prices.

Silver

We expect to produce significant amounts of silver as Pascua-Lama enters production in 2014. We utilize option collar strategies, whereby we have hedge protection on a total of 65 million ounces of expected silver production from 2013 to 2018, inclusive, to provide downside price risk protection on a portion of this future silver production. Changes in the market silver price have a significant impact on the fair value of these collars. Changes in the expected long-term price of silver have a significant impact on the estimated fair value of the Pascua-Lama project.

Fuel

On average we consume approximately 5 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of combining the use of financial contracts and our production from Barrick Energy to effectively hedge our exposure to oil prices.

The table below summarizes the impact of changes in the market price on gold, copper, silver and oil. The impact is expressed in terms of the resulting change in our profit after tax for the year or, where applicable, the change in equity. The sensitivities are based on the assumption that the market price changes by 10% with all other variables held constant.

BARRICK YEAR END 2012	125	NOTES TO FINANCIAL STATEMENTS

Impact of a 10% change from year-end price

	Effect on Earnings		Effect on Equity
Products	2012	2011	2012	2011
10% increase in gold price	$ 799	$ 776	$ 799	$ 776
10% increase in copper price	103	143	115	46
10% increase in silver price[1]	(33)	(42)	(37)	(21)
10% increase in oil price	9	10	10	(1)

	Effect on Earnings		Effect on Equity
Products	2012	2011	2012	2011
10% decrease in gold price	$ (799)	$ (776)	$ (799)	$ (776)
10% decrease in copper price	(67)	(130)	(9)	(47)
10% decrease in silver price[1]	18	32	52	30
10% decrease in oil price	(9)	(10)	(9)	1

[1]	Represents unrealized gains (losses) attributable to changes in fair value of the silver collars.

Foreign Currency Risk

The functional and reporting currency for our gold and copper segments and capital projects is the US dollar, while the functional currency of our oil and gas segment is the Canadian dollar. We report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. The largest single exposure we have is to the Australian dollar. We also have exposure to the Canadian dollar through a combination of Canadian mine operating costs and corporate administration costs; and to the Papua New Guinea kina, Peruvian sol, Chilean peso, Argentinean peso and Zambian kwacha through mine operating costs. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, corporate administration costs and overall net earnings, when translated into US dollars. To mitigate these inherent risks and provide greater certainty over our costs, we have foreign currency hedges in place for some of our Australian and Canadian dollar exposures as well as a significant portion of our Chilean peso exposures. In the third quarter 2012, the Company unwound approximately AUD $2.6 billion of our Australian dollar hedges (see note 23D for further details). As a result we now have greater exposure to fluctuation in the value of the Australian dollar compared to the US dollar.

The following table shows gains (losses) associated with a 10% change in exchange rate of the Australian dollar:

Impact of a 10% change in exchange rate of Australian dollar

	Average Exchange Rate		Effect on Net Earnings		Effect on Equity
	2012	2011	2012	2011	2012	2011
10% weakening	$ 1.03	$ 1.03	$ (26)	$ -	$ (26)	$ -
10% strengthening	1.03	1.03	26	-	26	-

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.1 billion at the end of the year); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($2.3 billion at December 31, 2012).

The following table shows the approximate interest rate sensitivities of our financial assets and liabilities as at December 31:

Impact of a 1% change in interest rate

	Effect on Net Earnings		Effect on Equity
	2012	2011	2012	2011
1% increase	$ (2)	$ 16	$ (2)	$ 16
1% decrease	2	(16)	2	(16)

b) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, trade and other receivables as well as derivative assets. For cash and equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our cash and equivalents in highly rated financial institutions, primarily within the

BARRICK YEAR END 2012	126	NOTES TO FINANCIAL STATEMENTS 22

United States and other investment grade countries1. Furthermore, we sell our gold and copper production into the world market and to private customers with strong credit ratings. Historically customer defaults have not had a significant impact on our operating results or financial position.

For derivatives with a positive fair value, we are exposed to credit risk equal to the carrying value. When the fair value of a derivative is negative, we assume no credit risk. We mitigate credit risk on derivatives by:

•	Entering into derivatives with high credit-quality counterparties;
•	Limiting the amount of net exposure with each counterparty; and
•	Monitoring the financial condition of counterparties on a regular basis.

The company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets disclosed as follows:

At December 31	2012	2011
Cash and equivalents	$ 2,093	$ 2,745
Accounts receivable	449	426
Net derivative assets by counterparty	282	901
	$ 2,824	$ 4,072
[1]	Investment grade countries include Canada, Chile, Australia, and Peru. Investment grade countries are defined as being rated BBB- or higher by S&P.

c) Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining adequate cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by continuous monitoring of forecast and actual cash flows. Details of the undrawn credit facility are included in Note 23. Our ability to access public debt markets and the related cost of debt financing is dependent upon maintaining an investment grade credit rating. In third quarter 2012, our credit rating was downgraded to BBB+ from A- by S&P, with a negative outlook, following our announcement of a capital cost increase and delay to production start-up at our Pascua-Lama project. Our credit rating, as established by Moody’s has remained stable throughout this period. We do not expect the change in our credit rating by S&P to adversely affect our ability to access the debt markets, but it could impact funding costs for any new debt financing.

At current market gold and copper prices, we expect to generate negative free cash flow in 2013. This is primarily due to expected capital expenditures of about $2.6 billion at our Pascua-Lama project. In addition, we have approximately $1.8 billion in debt maturing in 2013. We expect to meet our financing needs related to these developments by utilizing a number of different options, including the $4.25 billion available under our credit facilities (subject to compliance with covenants and the making of certain representations and warranties, these facilities are available for drawdown as a source of financing), operating cash flow, asset sales and future debt or equity issuances, should the need arise. These alternatives should provide us with the flexibility to fund any potential cash flow shortfall and are continually evaluated to determine the optimal capital structure.

The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

BARRICK YEAR END 2012	127	NOTES TO FINANCIAL STATEMENTS

As at December 31, 2012
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$ 2,093	$ -	$ -	$ -	$ 2,093
Accounts receivable	449	-	-	-	449
Derivative assets	124	119	51	13	307
Trade and other payables	2,265	-	-	-	2,265
Debt	1,848	1,401	1,727	9,080	14,056
Derivative liabilities	10	13	6	-	29
Other liabilities	117	123	36	47	323

As at December 31, 2011
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$ 2,745	$ -	$ -	$ -	$ 2,745
Accounts receivable	426	-	-	-	426
Derivative assets	504	369	56	33	962
Trade and other payables	2,083	-	-	-	2,083
Debt	196	3,257	2,820	7,161	13,434
Derivative liabilities	22	30	12	-	64
Other liabilities	12	140	18	32	202

d) Capital Risk Management

Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and provide financial flexibility in order to maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We are not subject to any significant financial covenants or capital requirements with our lenders or other parties.

27 > OTHER NON-CURRENT LIABILITIES
	As at Dec. 31, 2012	As at Dec. 31, 2011
Deposit on silver sale agreement	$ 620	$ 453
Derivative liabilities (note 23f)	19	42
Provision for supply contract restructuring costs	20	25
Provision for offsite remediation	62	61

Other	129	108
	$ 850	$ 689

Silver Sale Agreement

On September 22, 2009, we entered into an agreement with Silver Wheaton Corp. to sell the equivalent of 25% of the life of mine silver production from the Pascua-Lama project and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until project completion at Pascua-Lama. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1% starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement.

During 2012 we received the final cash payment from the agreement of $137.5 million (2011: $137.5 million). An imputed interest expense is being recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest will be amortized based on the difference

BARRICK YEAR END 2012	128	NOTES TO FINANCIAL STATEMENTS

between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

28 > DEFERRED INCOME TAXES

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, and goodwill based on the source of the change.

Current income taxes of $31 million and deferred income taxes of $49 million have been provided on the undistributed earnings of certain foreign subsidiaries. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $8,549 million as at December 31, 2012.

Sources of Deferred Income Tax Assets and Liabilities
At December 31	2012	2011
Deferred tax assets
Tax loss carry forwards	$ 430	$ 624
Alternative minimum tax (“AMT”) credits	44	165
Environmental rehabilitation	724	683
Property, plant and equipment	46	26
Post-retirement benefit obligations	34	16
Accrued interest payable	72	45
Other	41	41
	$ 1,391	$ 1,600
Deferred tax liabilities
Property, plant and equipment	(3,189)	(5,067)
Derivative instruments	(35)	(138)
Inventory	(326)	(217)
	$ (2,159)	$ (3,822)
Classification:
Non-current assets	$443	$409
Non-current liabilities	(2,602)	(4,231)
	$ (2,159)	$ (3,822)

The deferred tax asset of $443 million includes $365 million expected to be realized in more than one year. The deferred tax liability of $2,602 million includes $2,582 million expected to be realized in more than one year.

Expiry Dates of Tax Losses and AMT Credits

	2013	2014	2015	2016	2017+	No expiry date	Total
Non-capital tax losses[1]
Canada	$ -	$ 4	$ 5	$ -	$ 1,412	$ -	$1,421
Dominican
Republic	-	-	-	-	-	367	367
Barbados	-	-	738	834	5,340	-	6,912
Chile	-	-	-	-	-	168	168
Tanzania	-	-	-	-	-	138	138
Zambia	-	-	-	-	902	-	902
Other	-	-	1	-	-	60	61
	$ -	$ 4	$744	$834	$7,654	$733	$9,969

AMT credits[2]						$44	$44

[1]	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2012.
[2]	Represents the amounts deductible against future taxes payable in years when taxes payable exceed “minimum tax” as defined by United States tax legislation.

The non-capital tax losses include $7,528 million of losses which are not recognized in deferred tax assets. Of these, $4 million expire in 2014, $743 million expire in 2015, $834 million expire in 2016, $5,674 million expire in 2017 or later, and $273 million have no expiry date.

BARRICK YEAR END 2012	129	NOTES TO FINANCIAL STATEMENTS

Recognition of Deferred Tax Assets

We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:

•	Historic and expected future levels of taxable income;
•	Tax plans that affect whether tax assets can be realized; and
•	The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market gold, copper and silver prices; forecasted future costs and expenses to produce gold and copper reserves; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

A deferred income tax asset totaling $358 million has been recorded in Canada. This deferred tax asset primarily arose due to mark-to-market losses realized for acquired Placer Dome derivative instruments recognized on the acquisition in 2006. Projections of various sources of income support the conclusion that the realizability of this deferred tax asset is probable and consequently, we have fully recognized this deferred tax asset.

Deferred Tax Assets Not Recognized
	2012	2011

Australia and Papua New Guinea	$ 181	$ 122
Canada	88	76
Argentina	-	35
Barbados	73	73
Tanzania	43	31
Zambia	48	-
Other	17	23
	$ 450	$ 360

Deferred Tax Assets Not Recognized relate to: non-capital loss carry forwards of $271 million (2011: $170 million), capital loss carry forwards with no expiry date of $126 million (2011: $120 million), and other deductible temporary differences with no expiry date of $53 million (2011: $70 million).

Source of Changes in Deferred Tax Balances
For the years ended December 31	2012	2011
Temporary differences
Property, plant and equipment	$ 1,898	$(2,865)
Environmental rehabilitation	41	214
Tax loss carry forwards	(194)	287
AMT credits	(121)	(152)
Derivatives	103	21
Other	(42)	(17)
	1,685	(2,512)
Net currency translation (losses)/ gains on deferred tax balances	(46)	32
Impact of tax rate changes	26	-
Impact of amendment in Australia	14	-
Impact of functional currency changes	(16)	4
	$ 1,663	$(2,476)
Intraperiod allocation to:
Loss (Income) from continuing operations before income taxes	$ 1,591	$(402)
Equinox acquisition	-	(2,108)
Barrick Energy acquisitions	-	(37)
Acquisition of Aviva Corporation	(6)	-
OCI	79	69
Other	(1)	2
	$ 1,663	$ (2,476)

Income Tax Related Contingent Liabilities
	2012	2011
At January 1	$ 64	$ 64
Additions based on tax positions related to the current year	1	1
Additions based on tax positions related to prior years	9	-
Reductions for tax positions of prior years	(10)	(1)
At December 31 [1]	$ 64	$ 64

[1]	If reversed, the total amount of $64 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

We anticipate the amount of income tax related contingent liabilities to decrease within 12 months of the reporting date by approximately $2 million to $3 million, related primarily to the expected settlement of income tax and mining tax assessments.

We further anticipate that it is reasonably possible for the amount of income tax related contingent liabilities to decrease within 12 months of the reporting date by approximately $46 million through a potential settlement with tax authorities that may result in a reduction of available tax pools.

BARRICK YEAR END 2012	130	NOTES TO FINANCIAL STATEMENTS

Tax Years Still Under Examination
Canada	2008-2012
United States	2012
Dominican Republic	2009-2012
Peru	2007-2009, 2011-2012
Chile	2009-2012
Argentina	2006-2012
Australia	All years open
Papua New Guinea	2004-2012
Saudi Arabia	2007-2012
Tanzania	All years open
Zambia	2009-2012

29 > CAPITAL STOCK

Common Shares

Our authorized capital stock includes an unlimited number of common shares (issued 1,001,107,981 common shares); 10,000,000 First preferred shares Series A (issued nil); 10,000,000 Series B (issued nil); and 15,000,000 Second preferred shares Series A (issued nil). Our common shares have no par value.

Dividends

In 2012, we declared and paid dividends in US dollars totaling $0.75 per share ($750 million) (2011: $0.51 per share, $509 million).

30 > NON-CONTROLLING INTERESTS

	Pueblo Viejo	ABG[1]	Cerro Casale[2]	Total
At January 1, 2011	$ 598	$ 680	$ 467	$ 1,745
Share of income (loss)	(26)	82	(3)	53
Cash contributed	365	-	38	403
Decrease of non-controlling interest	-	(10)	-	(10)
At December 31, 2011	$ 937	$ 752	$ 502	$ 2,191
Share of income (loss)	(19)	15	(8)	(12)
Cash contributed	487	-	18	505
Decrease in non-controlling interest[3]	-	(21)	-	(21)
At December 31, 2012	$ 1,405	$ 746	$ 512	$ 2,663

[1]	Represents non-controlling interest in ABG. The balance includes the non-controlling interest of 30% in our Tulawaka mine.
[2]	Represents non-controlling interest in Cerro Casale.
[3]	Represents dividends received from African Barrick Gold.

31 > REMUNERATION OF KEY MANAGEMENT PERSONNEL

Key management personnel include the members of the Board of Directors and the Senior leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2012	2011
Salaries and short-term employee benefits[1]	$ 23	$ 20
Post-employment benefits[2]	2	3
Termination Benefits	18	-
Share-based payments and other[3]	50	28
	$ 93	$ 51

[1]	Includes annual salary and annual short-term incentives/other bonuses earned in the year.
[2]	Represents company contributions to retirement savings plans.
[3]	Relates to stock option, RSU, and PRSU grants and other compensation.

32 > STOCK-BASED COMPENSATION

A Stock Options

Under Barrick’s stock option plan, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options granted in July 2004 and prior are exercisable over 10 years, whereas options granted since December 2004 are exercisable over seven years. At December 31, 2012, 6.9 million (2011: 6.9 million) common shares were available for granting options. Stock options when exercised result in an increase to the number of common shares issued by Barrick.

Compensation expense for stock options was $16 million in 2012 (2011: $15 million), and is presented as a component of

BARRICK YEAR END 2012	131	NOTES TO FINANCIAL STATEMENTS

corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options reduced earnings per share for 2012 by $0.02 per share (2011: $0.01 per share).

Total intrinsic value relating to options exercised in 2012 was $8 million (2011: $40 million).

Employee Stock Option Activity (Number of Shares in Millions)
	2012		2011
	Shares	Average Price	Shares	Average Price
C$ options
At January 1	1.1	$ 27	1.4	$ 26
Exercised	(0.4)	24	(0.2)	25
Cancelled/expired	(0.1)	28	(0.1)	23
At December 31	0.6	$ 28	1.1	$ 27
US$ options
At January 1	5.8	$41	7.0	$38
Granted	1.1	44	0.5	50
Exercised	(0.2)	30	(1.6)	30
Forfeited	(0.2)	41	-	-
Cancelled/expired	(0.2)	46	(0.1)	34
At December 31	6.3	$ 42	5.8	$ 41

Stock Options Outstanding (Number of Shares in Millions)

		Outstanding				Exercisable
Range of exercise prices	Shares	Average price	Average life (years)	Intrinsic value[1] ($ millions)	Shares	Average price	Intrinsic value[1] ($ millions)
C$ options
$ 22 - $ 27	0.1	$ 22	0.3	$ 1	0.1	$ 22	$ 1
$ 28 - $ 31	0.5	30	0.9	3	0.5	30	3
	0.6	$ 28	0.8	$ 4	0.6	$ 28	$ 4
US$ options
$ 9 - $ 19	0.1	$13	0.1	$1	0.1	$13	$1
$ 20 - $ 27	0.7	26	2.8	6	0.7	26	6
$ 28 - $ 41	1.5	37	3.4	(3)	1.1	38	(3)
$ 42 - $ 55	4.0	47	4.5	(49)	2.2	45	(22)
	6.3	$ 42	4.0	$ (45)	4.1	$ 40	$ (18)

[1]	Based on the closing market share price on December 31, 2012 of C$ $34.82 and US$ $35.01.

BARRICK YEAR END 2012	132	NOTES TO FINANCIAL STATEMENTS

Option Information
For the years ended (per share and per option amounts in dollars)	Dec. 31, 2012	Dec. 31, 2011
Valuation assumptions	Lattice[1,2]	Lattice[1,2]
Expected term (years)	5.3	5.3
Expected volatility[2]	33%-38%	33%-38%
Expected dividend yield	1.22%	1.22%
Risk-free interest rate[2]	0.04%-2.04%	0.04%-2.04%

Options granted (in millions)	1.1	0.5
Weighted average fair value per option	$12	$14

[1]	Different assumptions were used for the multiple stock option grants during the year.
[2]	The volatility and risk-free interest rate assumptions varied over the expected term of these stock option grants.

The expected volatility assumptions have been developed taking into consideration both historical and implied volatility of our US dollar share price. Forfeitures have also been factored in based on historical forfeiture rates. The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

The expected term assumption is derived from the option valuation model and is in part based on historical data regarding the exercise behavior of option holders based on multiple share-price paths. The Lattice model also takes into consideration employee turnover and voluntary exercise patterns of option holders.

As at December 31, 2012, there was $11 million (2011: $15 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 2 years (2011: 2 years).

B Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs vest at the end of a two-and-a-half-year period and are settled in cash on the two-and-a-half-year anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31,

2012, the weighted average remaining contractual life of RSUs was 1.09 years (2011: 1.55 years).

Compensation expense for RSUs was $29 million in 2012 (2011: $30 million) and is presented as a component of corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

DSU and RSU Activity
	DSUs (thousands)	Fair value ($ millions)	RSUs (thousands)	Fair value ($ millions)
At January 1, 2011	180	$ 9.4	2,947	$ 70.7
Settled for cash	(29)	(0.8)	(1,242)	(60.8)
Forfeited	-	-	(69)	(2.3)
Granted	36	1.7	1,153	56.8
Credits for dividends	-	-	26	1.2
Change in value	-	(1.9)	-	(16.4)
At December 31, 2011	187	$ 8.4	2,815	$ 49.2
Settled for cash	(23)	(0.8)	(708)	(28.9)
Forfeited	-	-	(57)	(2.4)
Granted	43	1.7	387	16.0
Credits for dividends	-	-	52	2.1
Change in value	-	(2.3)	-	18.1
At December 31, 2012	207	$ 7.0	2,489	$ 54.1

C Performance Restricted Share Units (PRSUs)

In 2008, Barrick launched a PRSU plan. Under this plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting, and therefore the liability, is based on the achievement of performance goals and the target settlement will range

BARRICK YEAR END 2012	133	NOTES TO FINANCIAL STATEMENTS

from 0% to 200% of the value. At December 31, 2012, 185 thousand units were outstanding (2011: 201 thousand units).

D Employee Share Purchase Plan (ESPP)

In 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year. During 2012, Barrick contributed and expensed $0.8 million to this plan (2011: $0.8 million).

E ABG Stock Options

African Barrick Gold has a stock option plan for its directors and selected employees. The exercise price of the granted options is determined by the ABG Remuneration Committee before the grant of an option provided that this price cannot be less than the average of the middle-market quotation of ABG’s shares (as derived from the London Stock Exchange Daily Official List) for the three dealing days immediately preceding the date of grant. All options outstanding at the end of the year expire in 2017 and 2018. There were 0.7 million ABG options granted which were exercisable at December 31, 2011. Stock option expense of $1.5 million (2011: $1.4 million) is included as a component of other expense.

33 > POST-RETIREMENT BENEFITS

A Description of Plans

Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $66 million in 2012 (2011: $58 million).

Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed income and equity securities. In 2012, certain vested participants elected a lump sum to settle their obligations, resulting in a settled gain of $5 million.

We also have certain plans that are unfunded that cover certain of our employees. No funding is done on these plans and contributions for future years will be equal to benefit payments.

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We record actuarial gains and losses in the Statement of Comprehensive Income.

Post-Retirement Health Care Plans

We provide post-retirement medical, dental, and life insurance benefits to certain employees. In 2012, one of our health care plans was wound up, resulting in a settlement gain of $14 million.

BARRICK YEAR END 2012	134	NOTES TO FINANCIAL STATEMENTS

B Post-Retirement Plan Information

Actuarial Assumptions

As at December 31	Pension Plans 2012	Other Post- Retirement Benefits 2012	Pension Plans 2011	Other Post- Retirement Benefits 2011
Discount rate
Benefit obligation	1.75 - 4.55%	2.95 - 3.10%	2.80 - 5.21%	3.80 - 4.10%
Pension cost	2.80 - 5.21%	3.68 - 4.10%	4.60 - 4.90%	3.50 - 5.77%
Expected return on plan assets	N/A	N/A	4.50 - 7.00%	N/A
Wage increases	2.25%	N/A	N/A	5.00%

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions. The discount rate, rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.

The discount rate for benefit obligation and pension cost purposes is the rate used to determine present value of estimated future cash outflows expected to be required to settle the pension obligations. This rate was developed by matching the cash flows underlying the pension obligation with a spot rate curve based on the actual returns available on high-quality (Moody’s Aa) US corporate bonds. Bonds included in this analysis were restricted to those with a minimum outstanding balance of $50 million. Only non-callable bonds, or bonds with a make-whole provision, were included. Finally, outlying bonds (highest and lowest 10%) were discarded as being non-representative and likely to be subject to a change in investment grade. The resulting discount rate from this analysis was rounded to the nearest five basis points. The procedure was applied separately for pension and post-retirement plan purposes, and produced the same rate in each case.

The expected rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. In estimating the long-term rate of return for plan assets, historical markets are studied. Long-term historical returns on equities and fixed-income investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.

Wage increases reflect the best estimate of merit increases to be provided, consistent with expected inflation rates.

We have assumed a health care cost trend rate of increase of 7.75% in 2013 (2012: 8%), decreasing ratably to 4.75% in 2019 and thereafter (2012: 4.75%) . The assumed health care cost trend rate of increase had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2012 would have had no significant effect on the post-retirement obligation and would have had no significant effect on the benefit expense for 2012.

Expense Recognized in the Income Statement

As at December 31	Pension Plans 2012	Other Post- Retirement Benefits 2012	Pension Plans 2011	Other Post- Retirement Benefits 2011

Expected return on plan assets	$ (15)	$ -	$ (15)	$ -
Past service cost	1	-	1	-
Interest cost	14	-	16	1
Settlements	(5)	(14)	1	-
Total expense (recovery)	$ (5)	$ (14)	$ 3	$ 1

BARRICK YEAR END 2012	135	NOTES TO FINANCIAL STATEMENTS

Actual return for the year ended December 31, 2012 was $29 million (2011: $13 million).

Plan Assets/Liabilities

As at December 31	Pension Plans 2012	Other Post- Retirement Benefits 2012	Pension Plans 2011	Other Post- Retirement Benefits 2011
Non-current assets	$ 1	$ -	$ 2	$ -
Current liabilities[1]	3	2	12	2
Non-current liabilities	119	6	124	22
Other comprehensive income (loss)[2]	(9)	1	(38)	4
	$ 114	$ 9	$ 100	$ 28
Accumulated actuarial gains (losses) recognized in OCI (before taxes)	$ (49)	$5	$ (40)	$ 4

[1]	Expected recovery or settlement within 12 months from the reporting date.
[2]	Amounts represent actuarial (gains) losses.

As at December 31	2012	2011	2010
Present value of defined benefit obligation	$ 336	$ 385	$ 363
Fair value of plan assets	207	227	227
Funded status	(129)	(158)	(136)
Experience adjustments on plan liabilities	22	26	19
Experience adjustments on plan assets	14	(3)	-

Defined Benefit Obligation

The movement in the defined benefit obligation over the year is as follows:

As at December 31	Pension Plans 2012[1]	Other Post- Retirement Benefits 2012	Pension Plans 2011	Other Post- Retirement Benefits 2011
Balance at January 1	$ 361	$ 24	$ 336	$ 27
Service cost	1	-	1	-
Interest cost	14	1	16	1
Actuarial (gains) losses	23	(1)	29	(3)
Benefits paid	(32)	(2)	(21)	(1)
Settlements	(39)	(14)	-	-
Balance at December 31	$ 328	$ 8	$ 361	$ 24
Funded status[2]	$ (121)	$ (8)	$ (134)	$ (24)

[1]	Includes unfunded pension obligations of $87 million for the year ended December 31, 2012 (2011: $93 million).
[2]	Represents the fair value of plan assets less projected benefit obligations.

Expected contributions to the pension plans and post-employment benefit plans for the year ended December 31, 2013 are $7 million and $2 million respectively.

BARRICK YEAR END 2012	136	NOTES TO FINANCIAL STATEMENTS

Fair Value of Plan Assets

The movement in the fair value of plan assets over the year is as follows:

	Pension Plans 2012	Other Post- Retirement Benefits 2012	Pension Plans 2011	Other Post- Retirement Benefits 2011
Balance at January 1	$ 227	$ -	$ 227	$ -
Expected return on plan assets	15	-	16	-
Actuarial gains (losses)	14	-	(3)	-
Company contributions	17	2	9	1
Settlements	(34)	-	-	-
Benefits paid	(32)	(2)	(22)	(1)
Balance at December 31	$ 207	$ -	$ 227	$ -

As at December 31, 2012
	Target[1]	Actual	Actual
Composition of plan assets[2]
Equity securities	52%	52%	$ 108
Fixed income securities	48%	48%	99
	100%	100%	$ 207

[1]	Based on the weighted average target for all defined benefit plans.
[2]	Holdings in equity and fixed income securities consist of Level 1 and Level 2 assets within the fair value hierarchy.

Expected Future Benefit Payments

	Other Post-Retirement
For the years ending December 31	Pension Plans	Benefits
2013	$ 22	$ 2
2014	22	1
2015	22	1
2016	21	1
2017	21	1
2018 – 2022	102	3

34 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur.

A) Litigation and Claims

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Cortez Hills Complaint

On November 12, 2008, the United States Bureau of Land Management (the “BLM”) issued a Record of Decision approving the Cortez Hills Expansion Project. On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the

Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on various grounds.

In December 2009, on appeal from a decision denying certain of the plaintiffs’ claims, the Ninth Circuit issued an opinion in which it held that the plaintiffs were likely to succeed on two of their claims and ordered that a supplemental Environmental Impact Statement (“EIS”) be prepared by Barrick. On March 15, 2011, the BLM issued its record of decision that approved the supplemental EIS. On January 3, 2012, the District Court issued a decision granting summary judgment in favor of Barrick and the BLM on all remaining issues. The plaintiffs have appealed this decision.

Marinduque Complaint

Placer Dome Inc. was named the sole defendant in a Complaint filed in October 2005 by the Provincial Government of Marinduque, an island province of the

BARRICK YEAR END 2012	137	NOTES TO FINANCIAL STATEMENTS

Philippines (“Province”), with the District Court in Clark County, Nevada. The Complaint asserted that Placer Dome Inc. was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome Inc. indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province sought “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”. In addition, the Province sought compensation for the costs of restoring the environment, an order directing Placer Dome Inc. to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addressed the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage. In October 2010, the Nevada state court issued an order granting the Company’s motion to dismiss the action on the grounds of forum non conveniens. The Province has appealed the Court’s dismissal order to the Nevada Supreme Court. The Company intends to continue to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Calancan Bay (Philippines) Complaint

In July 2004, a complaint was filed against Marcopper and Placer Dome Inc. in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$1 billion.

In April 2008, Placer Dome Inc. made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. In October 2008, the plaintiffs filed a motion challenging Placer Dome Inc.’ s legal capacity to participate in the proceedings in light of its alleged “acquisition” by the Company. Placer Dome Inc. opposed this motion. In January 2009, Marcopper filed an entry of appearance in the action and in March 2012 filed a motion to dismiss the action on various grounds. The plaintiffs have opposed the motion to dismiss. It is not known when the motions will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Perilla Complaint

In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Writ of Kalikasan

On February 25, 2011 a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation (the “Petition”). On March 8, 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan and directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac river tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc. which was a minority indirect shareholder of Marcopper at all relevant times and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company

BARRICK YEAR END 2012	138	NOTES TO FINANCIAL STATEMENTS

on March 25, 2011. On March 31, 2011, the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Court over the Company. On November 23, 2011, the Company’s counsel received a Motion for Intervention, dated November 18, 2011, filed with the Supreme Court, in which two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo), seek intervenor status in the proceedings with the intention of seeking a dismissal of the proceedings. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction, the Motion for Intervention, or certain other matters before the Court. The Company intends to continue to defend the action vigorously. No amounts have been accrued for any potential loss under this matter.

Reko Diq Arbitration

On February 15, 2011, Tethyan Copper Company Pakistan (Private) Limited (“TCCP”) (the local operating subsidiary of Tethyan Copper Company (“TCC”)) submitted to the Government of the Province of Balochistan (the “GOB”) an application for a mining lease in respect of the Reko Diq project in Pakistan. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta Plc (“Antofagasta”) indirectly holding the other 50%.

TCC believes that, under the Chagai Hills Joint Venture Agreement (the “CHEJVA”) between TCC and the GOB, as well as under the 2002 Balochistan Mineral Rules, TCCP was legally entitled to the mining lease subject only to “routine” government requirements. On November 15, 2011, the GOB notified TCCP of the rejection of TCCP’s application for the mining lease. On November 28, 2011, TCC filed two requests for international arbitration: one against the Government of Pakistan (“GOP”) with the International Centre for Settlement of Investment Disputes (“ICSID’) asserting breaches of the Bilateral Investment Treaty (“BIT”) between Australia (where TCC is incorporated) and Pakistan, and another against the GOB with the International Chamber of Commerce (“ICC”), asserting breaches of the CHEJVA. In December 2012, the ICSID tribunal declined to issue provisional measures to prevent the GOP from disposing of or encumbering any rights TCC may have to the property until the arbitration is concluded, but advised that it expected that neither the GOP nor the GOB would involve third parties nor conduct further work beyond the limited amount the GOP had disclosed, and imposed certain obligations on the GOP to report to the tribunal if its intentions changed. A hearing was held on the same issue before the ICC tribunal, which has not yet issued its decision. The GOP filed jurisdictional objections before ICSID on the grounds that the BIT should not apply, which were not accepted. The GOP and GOB have renewed their objections in light of the Pakistani Constitutional Litigation (below). A merits hearing in the ICSID matter has been scheduled for December 2013, and a merits hearing in the ICC matter is tentatively set for March 2014. Issues related to damages in both proceedings have been bifurcated until after rulings on the merits.

Pakistani Constitutional Litigation

In November 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the GOB and the GOP, the Balochistan Development Authority (“BDA”), TCCP, Antofagasta, Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”). The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. In June 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. In August 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. On May 25, 2011, the Supreme Court ruled, among other things, that the GOB should proceed to expeditiously decide TCCP’s application for the grant of a mining lease, transparently and fairly in accordance with laws and applicable rules. The Supreme Court also ruled that the petitions before the Court would remain pending.

In early 2012, the Supreme Court resumed hearing various petitions relating to TCC and the Reko Diq project, including applications seeking to have the CHEJVA declared invalid and applications seeking an order staying the ICSID and ICC arbitrations. In January 2013, the Supreme Court ruled that the GOB exceeded its authority in entering into the CHEJVA, and that the contract was invalid. The GOP and the GOB have indicated that they will argue that this ruling deprives the tribunals of jurisdiction, which TCC will oppose vigorously.

Argentine Glacier Legislation and Constitutional Litigation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant

BARRICK YEAR END 2012	139	NOTES TO FINANCIAL STATEMENTS

impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers.

In November 2010, the Federal Court in the Province of San Juan granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and, in particular, to Veladero and Pascua-Lama. The National Supreme Court of Justice of Argentina (the “Supreme Court”) issued a decision determining that this case falls within its jurisdiction. The National State filed a remedy for revocation of the decision of the Federal Court in the Province of San Juan to grant injunctions suspending the application of the federal law in the Province of San Juan. On July 3, 2012, the Supreme Court overturned the injunctions. The Supreme Court has not yet ruled on the constitutionality of the federal law. No amounts have been accrued for any potential loss under this matter.

Pascua-Lama Constitutional Protection Actions

On September 28, 2012, a constitutional rights protection action was filed in the Court of Appeals of Copiapo, Chile by representatives of four Diaguita indigenous communities against Compania Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama Project (the “Project”), and the Environmental Evaluation Commission (“EEC”) of the III Region of Atacama, Chile, the regulatory body with oversight authority over the Project.

On October 22, 2012, a second constitutional rights protection action was filed in the Court of Appeals of Copiapo, Chile by a representative of a Diaguita indigenous community and certain other individuals against CMN and the EEC.

The plaintiffs in the actions allege that the construction of the Project affects their constitutional rights to life and to live in an environment free of contamination. The actions allege certain non-compliances with the Project’s environmental approval in Chile, including the carrying out of pre-stripping activities allegedly prior to full completion and operation of the acid rock drainage water management and treatment system and alleged impacts on the Toro 1, Toro 2 and Esperanza glaciers.

The plaintiffs assert that the alleged non-compliances with the environmental approval, together with the lack of inspections, sanctions and injunctions on the part of the regulatory bodies, have resulted in negative impacts on water sources and contamination, or at least the risk of contamination, of the Estrecho and Huasco rivers.

The relief sought in the actions is the suspension of the construction of the Project in Chile until all environmental obligations are fulfilled. At the time of filing of the first action, the plaintiffs sought the immediate granting of a preliminary injunction to halt pre-stripping activities. The preliminary injunction request was not granted. However, both cases have been admitted for review by the Court. No amounts have been accrued for any potential losses related to these actions.

B) Other Contingencies

Pascua-Lama

During the fourth quarter of 2012, after observing increased dust in the open pit area, exacerbated by stronger than normal winds, the Pascua-Lama project voluntarily halted pre-stripping activities in order to implement additional dust mitigation and control measures. Regulatory authorities in Chile subsequently issued an order to suspend pre-stripping activities until dust-related health and safety concerns are addressed. The project is strengthening dust mitigation and control measures, including enhanced tunnel ventilation, revised blasting fragmentation, use of more robust protective equipment and a robust dust monitoring system. Further restrictions may be placed on the project due to the need to repair and improve certain aspects of the water management system in Chile. Pre-stripping is unlikely to recommence until matters related to dust and water management are resolved. To date, the suspension of pre-stripping has not altered the Company’s target of first production in the second half of 2014. However, the outcomes of the regulatory processes related to dust and water management, and of the constitutional rights protection actions, are uncertain (see “Pascua-Lama Constitutional Protection Actions”). The Company will continue to assess the potential for impacts on the timing of first production.

Pueblo Viejo

Certain members of the Dominican Republic (“DR”) Congress, including the President of the Chamber of Deputies, have expressed a desire to amend the Special Lease Agreement (“SLA”) to accelerate and increase the benefits that the DR will derive from the Pueblo Viejo mine. The SLA, which provides for substantial benefits to the DR, including through royalties and taxes, in addition to the

BARRICK YEAR END 2012	140	NOTES TO FINANCIAL STATEMENTS

other indirect benefits derived by the country such as through employment and purchasing of goods and services, was approved by Congress in 2009 and cannot be unilaterally altered. However, the Company, while reserving its rights under the SLA, has engaged in dialogue with representatives of the government with a view to achieving a mutually acceptable outcome. At this time, the outcome of the dialogue is uncertain, but any amendments to the SLA could impact overall project economics.

Jabal Sayid

Since the Company acquired its interest in the Jabal Sayid project through its acquisition of Equinox Minerals in 2011, the Deputy Ministry for Mineral Resources (“DMMR”), which oversees the mining license, has questioned whether such change in the indirect ownership of the project, as well as previous changes in ownership, required the prior consent of the DMMR. In December 2012, the DMMR required the project to cease commissioning of the plant using stockpiled ore, citing alleged noncompliances with the mining investment law and the mining license, and in January 2013 required related companies to cease exploration activities, citing noncompliance with the law and the exploration licenses related to the ownership changes. The Company does not believe that such consent was required as a matter of law, but has responded to requests of the DMMR, including through the provision of additional guarantees and undertakings, and expressed its desire to fully satisfy any related requirements of the DMMR.

BARRICK YEAR END 2012	141	NOTES TO FINANCIAL STATEMENTS

SUMMARY GOLD MINERAL RESERVES AND MINERAL RESOURCES (1,2,3)

For the year ended December 31, 2012			2012			2011
Based on attributable ounces		Tons (000’s)	Grade (oz/ton)	Ounces (000’s)	Tons (000’s)	Grade (oz/ton)	Ounces (000’s)
NORTH AMERICA
Goldstrike Open Pit	(proven and probable)	94,541	0.094	8,933	97,325	0.096	9,342
	(mineral resource)	3,621	0.033	118	4,612	0.032	147
Goldstrike Underground	(proven and probable)	14,632	0.233	3,405	11,895	0.255	3,035
	(mineral resource)	6,144	0.303	1,864	6,077	0.301	1,828
Goldstrike Property Total	(proven and probable)	109,173	0.113	12,338	109,220	0.113	12,377
	(mineral resource)	9,765	0.203	1,982	10,689	0.185	1,975
Pueblo Viejo (60.00%)	(proven and probable)	181,788	0.083	15,008	188,729	0.080	15,173
	(mineral resource)	133,565	0.063	8,353	120,194	0.055	6,597
Cortez	(proven and probable)	306,190	0.049	15,058	306,879	0.047	14,488
	(mineral resource)	50,943	0.053	2,701	54,391	0.069	3,757
Goldrush	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	65,914	0.127	8,367	11,221	0.113	1,273
Bald Mountain	(proven and probable)	295,559	0.017	5,161	307,162	0.017	5,102
	(mineral resource)	125,190	0.012	1,472	123,191	0.013	1,623
Turquoise Ridge (75.00%)	(proven and probable)	15,258	0.381	5,815	11,986	0.442	5,294
	(mineral resource)	79,690	0.120	9,552	62,394	0.122	7,641
Round Mountain (50.00%)	(proven and probable)	70,683	0.018	1,243	82,688	0.017	1,411
	(mineral resource)	44,293	0.021	925	83,420	0.016	1,338
South Arturo (60.00%)	(proven and probable)	33,770	0.042	1,421	28,237	0.050	1,398
	(mineral resource)	16,377	0.045	731	21,482	0.039	828
Ruby Hill	(proven and probable)	7,823	0.042	326	16,778	0.058	978
	(mineral resource)	172,646	0.020	3,463	107,626	0.021	2,245
Hemlo	(proven and probable)	16,424	0.070	1,150	16,620	0.069	1,139
	(mineral resource)	55,899	0.033	1,827	4,735	0.087	410
Marigold Mine (33.33%)	(proven and probable)	108,257	0.015	1,640	77,285	0.015	1,194
	(mineral resource)	16,750	0.012	207	10,977	0.012	135
Golden Sunlight	(proven and probable)	6,164	0.052	318	8,932	0.055	487
	(mineral resource)	1,715	0.032	55	716	0.041	29
Donlin Gold (50.00%)	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	298,358	0.065	19,503	298,358	0.065	19,503
SOUTH AMERICA
Cerro Casale (75.00%)	(proven and probable)	990,088	0.018	17,434	990,088	0.018	17,434
	(mineral resource)	245,990	0.010	2,494	245,990	0.010	2,494
Pascua-Lama	(proven and probable)	424,117	0.042	17,861	424,117	0.042	17,861
	(mineral resource)	269,930	0.025	6,734	269,930	0.025	6,734
Veladero	(proven and probable)	471,153	0.021	10,024	481,153	0.022	10,558
	(mineral resource)	30,186	0.013	400	44,029	0.011	464
Lagunas Norte	(proven and probable)	205,008	0.028	5,828	214,418	0.029	6,151
	(mineral resource)	39,462	0.017	669	35,164	0.014	505
Pierina	(proven and probable)	50,013	0.011	542	67,865	0.011	771
	(mineral resource)	2,764	0.015	41	10,243	0.013	132
AUSTRALIA PACIFIC
Porgera (95.00%)	(proven and probable)	65,476	0.095	6,221	75,372	0.084	6,366
	(mineral resource)	30,705	0.077	2,361	27,369	0.071	1,933
Kalgoorlie (50.00%)	(proven and probable)	108,253	0.039	4,195	108,843	0.040	4,394
	(mineral resource)	21,247	0.035	737	23,211	0.033	766
Cowal	(proven and probable)	83,632	0.033	2,764	65,280	0.034	2,209
	(mineral resource)	29,322	0.035	1,034	37,191	0.032	1,187
Plutonic	(proven and probable)	1,077	0.191	206	2,987	0.135	402
	(mineral resource)	2,619	0.298	781	2,451	0.275	675
Kanowna Belle	(proven and probable)	4,071	0.155	632	5,861	0.142	832
	(mineral resource)	4,827	0.127	614	6,326	0.124	786
Darlot	(proven and probable)	2,685	0.126	338	2,805	0.127	357
	(mineral resource)	573	0.204	117	1,345	0.192	258
Granny Smith	(proven and probable)	34,795	0.054	1,866	4,034	0.157	635
	(mineral resource)	5,511	0.067	368	2,507	0.166	417
Lawlers	(proven and probable)	2,963	0.131	387	1,669	0.140	234
	(mineral resource)	670	0.206	138	977	0.289	282
Reko Diq (37.50%)(4)	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	-	-	-	1,232,986	0.008	9,506
AFRICA
Bulyanhulu (73.90%)	(proven and probable)	30,111	0.267	8,040	22,963	0.342	7,857
	(mineral resource)	8,694	0.282	2,453	14,472	0.154	2,230
North Mara (73.90%)	(proven and probable)	27,865	0.080	2,226	28,997	0.089	2,575
	(mineral resource)	15,573	0.114	1,781	13,025	0.082	1,064
Buzwagi (73.90%)	(proven and probable)	51,592	0.039	1,994	50,036	0.043	2,154
	(mineral resource)	12,116	0.030	360	28,910	0.033	947
Nyanzaga (73.90%)	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	63,672	0.042	2,681	60,186	0.043	2,572
Tulawaka (51.73%)	(proven and probable)	24	0.458	11	135	0.348	47
	(mineral resource)	540	0.193	104	500	0.160	80
OTHER	(proven and probable)	26,494	0.008	201	173	0.306	53
	(mineral resource)	3,501	0.001	2	37	0.351	13
TOTAL	(proven and probable)	3,730,506	0.038	140,248	3,701,312	0.038	139,931
	(mineral resource)	1,859,007	0.045	83,007	2,966,243	0.027	80,399

(1)	Resources which are not reserves do not have demonstrated economic viability.
(2)	See accompanying footnote #1.
(3)	Measured plus indicated resources
(4)	See accompanying footnote #2.

GOLD MINERAL RESERVES (1)

As at December 31, 2012		PROVEN			PROBABLE			TOTAL
	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Goldstrike Open Pit	61,008	0.088	5,342	33,533	0.107	3,591	94,541	0.094	8,933
Goldstrike Underground	4,743	0.300	1,424	9,889	0.200	1,981	14,632	0.233	3,405
Goldstrike Property Total	65,751	0.103	6,766	43,422	0.128	5,572	109,173	0.113	12,338
Pueblo Viejo (60.00%)	22,954	0.102	2,333	158,834	0.080	12,675	181,788	0.083	15,008
Cortez	31,856	0.066	2,089	274,334	0.047	12,969	306,190	0.049	15,058
Bald Mountain	82,580	0.020	1,621	212,979	0.017	3,540	295,559	0.017	5,161
Turquoise Ridge (75.00%)	6,493	0.396	2,573	8,765	0.370	3,242	15,258	0.381	5,815
Round Mountain (50.00%)	22,654	0.021	472	48,029	0.016	771	70,683	0.018	1,243
South Arturo (60.00%)	-	-	-	33,770	0.042	1,421	33,770	0.042	1,421
Ruby Hill	806	0.042	34	7,017	0.042	292	7,823	0.042	326
Hemlo	3,620	0.091	329	12,804	0.064	821	16,424	0.070	1,150
Marigold Mine (33.33%)	12,881	0.020	254	95,376	0.015	1,386	108,257	0.015	1,640
Golden Sunlight	1,532	0.053	81	4,632	0.051	237	6,164	0.052	318
SOUTH AMERICA
Cerro Casale (75.00%)	189,900	0.019	3,586	800,188	0.017	13,848	990,088	0.018	17,434
Pascua-Lama	43,514	0.050	2,167	380,603	0.041	15,694	424,117	0.042	17,861
Veladero	33,045	0.021	704	438,108	0.021	9,320	471,153	0.021	10,024
Lagunas Norte	16,766	0.035	592	188,242	0.028	5,236	205,008	0.028	5,828
Pierina	5,941	0.009	52	44,072	0.011	490	50,013	0.011	542
AUSTRALIA PACIFIC
Porgera (95.00%)	14,027	0.124	1,733	51,449	0.087	4,488	65,476	0.095	6,221
Kalgoorlie (50.00%)	69,523	0.029	2,019	38,730	0.056	2,176	108,253	0.039	4,195
Cowal	17,587	0.024	427	66,045	0.035	2,337	83,632	0.033	2,764
Plutonic	380	0.203	77	697	0.185	129	1,077	0.191	206
Kanowna Belle	1,958	0.176	345	2,113	0.136	287	4,071	0.155	632
Darlot	643	0.121	78	2,042	0.127	260	2,685	0.126	338
Granny Smith	827	0.173	143	33,968	0.051	1,723	34,795	0.054	1,866
Lawlers	794	0.134	106	2,169	0.130	281	2,963	0.131	387
AFRICA
Bulyanhulu (73.90%)	674	0.292	197	29,437	0.266	7,843	30,111	0.267	8,040
North Mara (73.90%)	9,225	0.077	706	18,640	0.082	1,520	27,865	0.080	2,226
Buzwagi (73.90%)	4,786	0.032	151	46,806	0.039	1,843	51,592	0.039	1,994
Tulawaka (51.73%)	6	-	-	18	0.611	11	24	0.458	11
OTHER	527	0.028	15	25,967	0.007	186	26,494	0.008	201
TOTAL	661,250	0.045	29,650	3,069,256	0.036	110,598	3,730,506	0.038	140,248

COPPER MINERAL RESERVES (1)
As at December 31, 2012		PROVEN			PROBABLE			TOTAL
	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)
Zaldivar	447,548	0.538	4,812	161,167	0.525	1,691	608,715	0.534	6,503
Lumwana	266,378	0.510	2,715	313,826	0.529	3,323	580,204	0.520	6,038
Jabal Sayid	484	2.273	22	25,965	2.538	1,318	26,449	2.533	1,340
TOTAL	714,410	0.528	7,549	500,958	0.632	6,332	1,215,368	0.571	13,881

(1)	See accompanying footnote #1.

GOLD MINERAL RESOURCES (1,2)

As at December 31, 2012	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Contained ozs	Tons	Grade	Contained ozs
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Goldstrike Open Pit	454	0.033	15	3,167	0.033	103	118	3,049	0.066	201
Goldstrike Underground	1,249	0.383	478	4,895	0.283	1,386	1,864	2,387	0.265	633
Goldstrike Property Total	1,703	0.289	493	8,062	0.185	1,489	1,982	5,436	0.153	834
Pueblo Viejo (60.00%)	4,315	0.072	311	129,250	0.062	8,042	8,353	10,857	0.064	690
Cortez	3,358	0.054	180	47,585	0.053	2,521	2,701	25,174	0.065	1,633
Goldrush	2,696	0.136	367	63,218	0.127	8,000	8,367	43,183	0.132	5,679
Bald Mountain	31,189	0.012	373	94,001	0.012	1,099	1,472	88,864	0.009	762
Turquoise Ridge (75.00%)	10,198	0.126	1,283	69,492	0.119	8,269	9,552	38,114	0.124	4,709
Round Mountain (50.00%)	11,933	0.028	331	32,360	0.018	594	925	21,357	0.015	310
South Arturo (60.00%)	-	-	-	16,377	0.045	731	731	28,123	0.015	422
Ruby Hill	2,341	0.025	59	170,305	0.020	3,404	3,463	5,152	0.043	220
Hemlo	381	0.178	68	55,519	0.032	1,760	1,828	3,126	0.119	373
Marigold Mine (33.33%)	581	0.014	8	16,169	0.012	199	207	29,853	0.012	371
Golden Sunlight	167	0.036	6	1,548	0.032	49	55	1,573	0.041	64
Donlin Gold (50.00%)	4,261	0.073	313	294,097	0.065	19,190	19,503	50,825	0.059	2,997
SOUTH AMERICA
Cerro Casale (75.00%)	19,356	0.008	164	226,634	0.010	2,330	2,494	413,013	0.011	4,513
Pascua-Lama	23,420	0.031	722	246,510	0.024	6,012	6,734	35,590	0.034	1,215
Veladero	3,167	0.009	30	27,019	0.014	370	400	66,309	0.008	526
Lagunas Norte	849	0.020	17	38,613	0.017	652	669	8,896	0.015	129
Pierina	201	0.015	3	2,563	0.015	38	41	7,487	0.009	64
AUSTRALIA PACIFIC
Porgera (95.00%)	10,345	0.079	822	20,360	0.076	1,539	2,361	29,874	0.128	3,816
Kalgoorlie (50.00%)	5,298	0.038	199	15,949	0.034	538	737	360	0.075	27
Cowal	-	-	-	29,322	0.035	1,034	1,034	11,143	0.033	373
Plutonic	319	0.141	45	2,300	0.320	736	781	2,945	0.328	966
Kanowna Belle	1,459	0.139	203	3,368	0.122	411	614	2,910	0.121	352
Darlot	168	0.185	31	405	0.212	86	117	338	0.228	77
Granny Smith	134	0.216	29	5,377	0.063	339	368	4,750	0.204	969
Lawlers	-	-	-	670	0.206	138	138	1,025	0.187	192
AFRICA
Bulyanhulu (73.90%)	-	-	-	8,694	0.282	2,453	2,453	6,896	0.348	2,403
North Mara (73.90%)	2,468	0.120	295	13,105	0.113	1,486	1,781	877	0.107	94
Buzwagi (73.90%)	60	0.033	2	12,056	0.030	358	360	5,874	0.032	189
Nyanzaga (73.90%)	-	-	-	63,672	0.042	2,681	2,681	10,592	0.056	591
Tulawaka (51.73%)	-	-	-	540	0.193	104	104	105	0.133	14
OTHER	-	-	-	3,501	0.001	2	2	780	0.022	17

TOTAL	140,367	0.045	6,354	1,718,641	0.045	76,654	83,008	961,401	0.037	35,591

COPPER MINERAL RESOURCES (1,2)
As at December 31, 2012	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Contained lbs	Tons	Grade	Contained lbs
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)
Zaldivar	79,153	0.435	688	46,050	0.460	424	1,112	26,089	0.556	290
Lumwana	105,428	0.369	778	809,871	0.512	8,287	9,065	23,938	0.363	174
Jabal Sayid	-		-	3,501	1.871	131	131	780	2.692	42
TOTAL	184,581	0.397	1,466	859,422	0.514	8,842	10,308	50,807	0.498	506

(1)	Resources which are not reserves do not have demonstrated economic viability.
(2)	See accompanying footnote #1.

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (1)

For the year ended Dec. 31, 2012	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
Based on attributable ounces	Tons (000s)	Grade (oz/ton)	Contained ozs (000s)	Tons (000s)	Grade (oz/ton)	Contained ozs (000s)	Tons (000s)	Grade (oz/ton)	Contained ozs (000s)	Process recovery %
NORTH AMERICA
Pueblo Viejo (60.00%)	22,954	0.75	17,179	158,834	0.48	76,619	181,788	0.52	93,798	87.2%
SOUTH AMERICA
Cerro Casale (75.00%)	189,900	0.06	10,565	800,188	0.04	33,451	990,088	0.04	44,016	69.0%
Pascua-Lama	43,514	1.73	75,454	380,603	1.58	600,795	424,117	1.59	676,249	81.6%
Lagunas Norte	16,766	0.12	1,947	188,242	0.11	21,546	205,008	0.11	23,493	19.1%
Veladero	33,045	0.28	9,172	438,108	0.41	179,720	471,153	0.40	188,892	5.9%
Pierina	5,941	0.66	3,915	44,072	0.32	14,279	50,013	0.36	18,194	26.9%
AFRICA
Bulyanhulu (73.90%)	674	0.20	134	29,437	0.23	6,904	30,111	0.23	7,038	67.2%
TOTAL	312,794	0.38	118,366	2,039,484	0.46	933,314	2,352,278	0.45	1,051,680	65.5%

(1)	Silver is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED COPPER WITHIN REPORTED GOLD RESERVES (1)

For the year ended Dec. 31, 2012	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
Based on attributable pounds	Tons (000s)	Grade (%)	Contained lbs (millions)	Tons (000s)	Grade (%)	Contained lbs (millions)	Tons (000s)	Grade (%)	Contained lbs (millions)	Process recovery %
NORTH AMERICA
Pueblo Viejo (60.00%)	22,954	0.081	37.0	158,834	0.098	310.5	181,788	0.096	347.5	79.0%
SOUTH AMERICA
Cerro Casale (75.00%)	189,900	0.190	721.3	800,188	0.226	3,613.3	990,088	0.219	4,334.6	87.4%
Pascua-Lama	43,514	0.096	83.7	380,603	0.075	574.4	424,117	0.078	658.1	63.0%
AFRICA
Bulyanhulu (73.90%)	674	0.326	4.4	29,437	0.526	309.7	30,111	0.522	314.1	93.6%
Buzwagi (73.90%)	4,786	0.074	7.1	46,806	0.107	99.9	51,592	0.104	107.0	70.0%
TOTAL	261,828	0.163	853.5	1,415,868	0.173	4,907.8	1,677,696	0.172	5,761.3	84.2%

(1)	Copper is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES (1)

For the year ended Dec. 31, 2012	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable ounces	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Ounces (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)
NORTH AMERICA
Pueblo Viejo (60.00%)	4,315	0.44	1,913	129,250	0.34	44,566	46,479	10,857	0.42	4,535
SOUTH AMERICA
Cerro Casale (75.00%)	19,356	0.04	720	226,634	0.03	7,257	7,977	413,013	0.03	12,594
Pascua-Lama	23,420	0.71	16,708	246,510	0.68	168,459	185,167	35,590	0.45	16,055
Lagunas Norte	849	0.09	76	38,613	0.06	2,370	2,446	8,896	0.04	371
Veladero	3,167	0.14	429	27,019	0.39	10,454	10,883	66,309	0.34	22,478
Pierina	201	0.24	49	2,563	0.22	566	615	7,487	0.29	2,150
AFRICA
Bulyanhulu (73.90%)	-	-	-	8,694	0.24	2,066	2,066	6,648	0.30	1,979
TOTAL	51,308	0.39	19,895	679,283	0.35	235,738	255,633	548,800	0.11	60,162

(1) Resources which are not reserves do not have demonstrated economic viability.

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES (1)
For the year ended Dec. 31, 2012	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	INFERRED
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
NORTH AMERICA
Pueblo Viejo (60.00%)	4,315	0.12	10.3	129,250	0.091	235.7	246.0	10,857	0.075	16.2
SOUTH AMERICA
Cerro Casale (75.00%)	19,356	0.126	48.7	226,634	0.161	730.5	779.2	413,013	0.191	1,580.1
Pascua-Lama	23,420	0.061	28.7	246,510	0.053	261.0	289.7	35,590	0.047	33.7
AFRICA
Buzwagi (73.90%)	60	0.08	0.1	12,056	0.083	20.0	20.1	5,874	0.076	8.9
TOTAL	47,151	0.093	87.8	614,450	0.101	1,247.2	1,335.0	465,334	0.176	1,638.9

(1) Resources which are not reserves do not have demonstrated economic viability.

NICKEL MINERAL RESOURCES (1)
For the year ended Dec. 31, 2012	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
AFRICA
Kabanga (50.00%)	7,606	2.490	378.8	12,897	2.720	701.6	1,080.4	11,464	2.600	596.1

(1)	Resources which are not reserves do not have demonstrated economic viability.

1. Mineral reserves (“reserves”) and mineral resources (“resources”) have been calculated as at December 31, 2012 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, approximately 1.98 million ounces of reserves at Pueblo Viejo (Barrick’s 60% interest) is classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Rick Sims, Senior Director, Resources and Reserves, of Barrick, David Londono, Director, Open Pit Life-of-Mine Business Planning, of Barrick and Steven Haggarty, Senior Director, Metallurgy, of Barrick. Except as noted below, reserves have been calculated using an assumed long-term average gold price of $US 1,500 per ounce, a silver price of $US 28.00 per ounce, a copper price of $US 3.00 per pound and exchange rates of 1.0 $Can/$US and 1.00 $US/$Aus. Reserves at Round Mountain have been calculated using an assumed long-term average gold price of $US 1,200. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Resources as at December 31, 2012 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. For a breakdown of reserves and resources by category and for a more detailed description of the key assumptions, parameters and methods used in calculating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

2. In connection with the write-down of the Company’s investment in Tethyan Copper Company (TCC), which holds the Company’s interest in the Reko Diq project, the Company has removed the estimate of mineralized material associated with the Reko Diq project from its statement of resources for 2012. For additional information regarding this matter, see pages 20 and 139 of Barrick’s Year-End Report 2012.

CORPORATE OFFICE

Barrick Gold Corporation

Brookfield Place, TD Canada Trust Tower

Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Canada M5J 2S1

Tel: (416) 861-9911 Fax: (416) 861-0727

Toll-free throughout North America: 1-800-720-7415

Email: investor@barrick.com

Website: www.barrick.com

SHARES LISTED

ABX – The New York Stock Exchange

           The Toronto Stock Exchange

INVESTOR CONTACT

Greg Panagos

Senior Vice President

Investor Relations and Communications

Tel: (416) 309-2943

Email: gpanagos@barrick.com

TRANSFER AGENTS AND REGISTRARS

CIBC Mellon Trust Company

c/o Canadian Stock Transfer Company Inc.,

as administrative agent

P.O. Box 700, Postal Station B

Montreal, Quebec, Canada H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 - 15 Avenue

Brooklyn, NY 11219

Tel: 1-800-387-0825

Toll-free throughout North America

Fax: (416) 643-5501 or 1-888-249-6189

Email: inquiries@canstockta.com

Website: www.canstockta.com

MEDIA CONTACT

Andy Lloyd

Director

Media Relations

Tel: (416) 307-7414

Email: alloyd@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Fourth Quarter and Year-End Report 2012, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); diminishing quantities or grades of reserves; the impact of inflation; changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; increased costs, delays and technical challenges associated with the construction of capital projects; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and labor; litigation; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Fourth Quarter and Year-End Report 2012 are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.